UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 001-39448

American Strategic Investment Co.

(Exact name of registrant as specified in its charter)

Maryland	**46-4380248**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Registrant's telephone number, including area code: **(212) 415-6500**

222 Bellevue Ave., Newport, RI 02840

(Address of principal executive offices) (Zip Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Class A common stock, $0.01 par value per share	NYC	New York Stock Exchange
Class A Preferred Stock Purchase Rights		New York Stock Exchange

Securities registered pursuant to section 12 (g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definition of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the registrant's Class A common stock held by non-affiliates of the registrant was $7.2 million based on the closing sales price on the New York Stock Exchange as of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter.

As of April 14, 2026, the registrant had 2,692,941 shares of Class A common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be delivered to stockholders in connection with the registrant's 2026 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K. The registrant intends to file its proxy statement within 120 days after its fiscal year end.

AMERICAN STRATEGIC INVESTMENT CO.

FORM 10-K
Year Ended December 31, 2025

AMERICAN STRATEGIC INVESTMENT CO.

FORM 10-K
Year Ended December 31, 2025

Forward-Looking Statements

Certain statements included in this Annual Report on Form 10-K are forward-looking statements as that term is defined under the Private Securities Litigation Reform Act of 1995 ("PSLRA"), section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Those statements include statements regarding the intent, belief or current expectations of American Strategic Investment Co. (formerly known as New York City REIT, Inc.) (including, as required by context, New York City Operating Partnership, L.P. (the "OP") and its subsidiaries, the "Company," "we," "our" or "us") and members of our management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as "may," "will," "seeks," "anticipates," "believes," "estimates," "expects," "plans," "intends," "should" or similar expressions. Actual results may differ materially from those contemplated by such forward-looking statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

These forward-looking statements are based on management's current expectations, are not guarantees of future performance and are subject to risks, uncertainties and other factors, many of which are outside of our control, which could cause actual results to differ materially from the results contemplated by the forward-looking statements. Some of the risks and uncertainties, although not all risks and uncertainties, that could cause our actual results to differ materially from those presented in our forward-looking statements are set forth in "Risk Factors" (Part I, Item 1A of this Annual Report on Form 10-K), "Quantitative and Qualitative Disclosures about Market Risk" (Part II, Item 7A of this Annual Report on Form 10-K), and "Management's Discussion and Analysis of Financial Condition and Results of Operations" (Part II, Item 7 of this Annual Report on Form 10-K).

Item 1. Business

Overview

We were incorporated in the State of Maryland on December 19, 2013. We are an externally managed company that owns a portfolio of commercial real estate located within the five boroughs of New York City, primarily Manhattan. Our real estate assets consist of office properties and certain real estate assets that accompany office properties, including retail spaces and amenities and parking garages that do not accompany office spaces. As of December 31, 2025, we owned five properties consisting of 0.7 million rentable square feet, which rentable square footage figure excludes one property, 1140 Avenue of Americas, which is in a consensual foreclosure process.

On December 30, 2022, we announced that we were changing our business strategy by expanding the scope of the assets and businesses we may own and operate. By investing in other asset types, we may generate income that does not otherwise constitute income that qualifies for purposes of qualifying as a real estate investment trust for United States ("U.S.") federal income tax purposes ("REIT"). As a result, on January 9, 2023, our board of directors (the "Board") authorized termination of our REIT election which became effective as of January 1, 2023. Historically, we had filed an election to be taxed as a REIT commencing with our taxable year ended December 31, 2014, which remained in effect with respect to each subsequent taxable year ending on or before the year ended December 31, 2022.

In furtherance of this strategy, we pursued a cooperative consensual foreclosure with the lender for our 1140 Avenue of the Americas property in September 2025, and on September 11, 2025, the New York County Court overseeing the foreclosure appointed a receiver. In connection with the foreclosure, we recognized a gain of $47.9 million for 1140 Avenue of the Americas that is reflected in the consolidated statements of operations. See "Item 2. Properties."

On January 11, 2023 we effected a 1-for-8 reverse stock split that was previously approved by our Board, resulting in each outstanding share of Class A common stock being converted into 0.125 shares of Class A common stock, with no fractional shares being issued (the "Reverse Stock Split"). For additional information, see *Note 9 — Stockholders' Equity* to our consolidated financial statements included in this Annual Report on Form 10-K (our "2025 Financial Statements"). Also, effective January 19, 2023, we amended our charter to change our name to "American Strategic Investment Co." from "New York City REIT, Inc." Trading of our Class A common stock on the New York Stock Exchange under the new name began on January 20, 2023 under the existing trading symbol "NYC."

Investment Strategy

Prior to the announcement to change our business strategy on December 30, 2022, we focused on acquiring high-quality commercial real estate located in the five boroughs of New York City, and, in particular, Manhattan. We believe that investment diversification may offset a prolonged New York City office market rebound. The pace of recovery in the New York City office market from the COVID-19 pandemic continues to be challenging as leasing and occupancy trends for the broader market have slowed, leading political, community, and business leaders to propose repositioning plans for New York City office assets.

Specifically, our investment goals are as follows:

• Expand the scope of the assets and businesses that we own and operate in order to achieve external growth which would reduce our exposure to a single asset class and increase corporate flexibility and income generated;

• Invest primarily in properties with 80% or greater occupancy at the time of purchase;

• Purchase properties valued using current market rents with potential for appreciation and endeavor to acquire properties below replacement cost;

• Pay quarterly dividends, subject to capital availability; and

• Maximize total returns to our stockholders through a combination of realized appreciation and current income.

We have historically invested a majority of our assets in office properties located in New York City. We have also invested in real estate assets that accompany office space, including retail spaces with amenities, and may also invest in hospitality assets, residential assets and other property types exclusively in New York City. We may also acquire or own properties through joint ventures with third parties although we do not presently have any of these arrangements. We may also originate or acquire real estate debt backed by quality, income-producing commercial real estate. The real estate debt, which we may also originate or acquire is expected to be primarily first mortgage debt but also may include bridge loans, mezzanine loans, preferred equity or securitized loans.

We may also make different types of equity investments in other companies that operate assets meeting our investment objectives. We may make investments in properties located outside of New York City.

In evaluating prospective investments, our advisor, New York City Advisors, LLC (our "Advisor"), considers relevant real estate and financial factors, including the location of the property, the leases and other agreements affecting it, the creditworthiness of its major tenants, its income-producing capacity, its physical condition, its prospects for appreciation, its prospects for liquidity, tax considerations and other factors. Our Advisor has substantial discretion to select specific investments, subject to approval by our Board, including any related guidelines.

As part of our investment strategy, we have also implemented expense reduction initiatives, that target expenses such as tax appeals and the renegotiation and bidding of contracted services to lower operating expenses.

Tenants and Leasing

Our portfolio features a diverse tenant mix across five mixed-use office and retail condominium buildings primarily located in Manhattan. As of December 31, 2025, on a weighted-average basis based on annualized straight-line rent, 27% of our tenants were in the government / public administration sector, 14% of our tenants were in the retail sector, 13% of our tenants were in the non-profit sector, 10% of our tenants were in the office space sector, 10% of our tenants were in the fitness sector, and no other sector accounted for more than 10%. As of December 31, 2025, there were two tenants whose annualized rental income on a straight-line basis, based on leases commenced, represented greater than 10% of total annualized rental income for all portfolio properties on a straight-line basis. As of December 31, 2024, there were no tenants whose annualized rental income on a straight-line basis, based on leases commenced, represented greater than 10% of total annualized rental income for all portfolio properties on a straight-line basis. In addition, our top 10 tenants (measured based on rental income on a straight-line basis for the year ended December 31, 2025) are 44% actual investment grade rated and 25% implied investment grade rated. For our purposes, "investment grade" includes both tenants (or lease guarantors) with actual investment grade ratings or tenants with "implied" investment grade ratings. Implied investment grade may include the actual rating of a tenant's parent or the guarantor of the parent (regardless of whether the parent has guaranteed the tenant's obligation under the lease) or tenants that are identified as investment grade by using a proprietary Moody's analytical tool which generates an implied rating by measuring an entity's probability of default. The term "parent" for these purposes includes any entity, including any governmental entity, owning more than 50% of the voting stock in a tenant.

We also seek to maintain high occupancy rates through long-term leases. As of December 31, 2025, our portfolio was 80.3% occupied with a weighted average remaining lease term of 6.1 years. See "*Leasing/Occupancy*" section in *Item 7A.Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources* for additional information.

Our business is generally not seasonal.

Financing Strategies and Policies

In the year ended December 31, 2025 and other recent years, our primary source of capital has been cash on hand. The net cash provided by our operations has not been sufficient to fund operating expenses and other capital requirements during the years ended December 31, 2025, 2024 and 2023.

During the year ended December 31, 2025 other sources of capital included cash retained from the Advisor from (a) deferring payment of related-party management fees to the Advisor as needed or (b) providing a bridge loan when necessary. For more detailed information on these transactions, please see *Note 4 — Real Estate Investments*, *Note 9 — Stockholders' Equity* and *Note 11 — Related Party Transactions* to our 2025 Financial Statements.

Subject to availability, we may also seek to generate capital from a variety of sources, including equity offerings of common and preferred stock and borrowings under a corporate-level credit facility. The form of our indebtedness will vary and could be long-term or short-term, secured or unsecured or fixed-rate or floating rate. We will not enter into interest rate swaps or caps, or similar hedging transactions or derivative arrangements for speculative purposes, but we have entered into and expect to continue to enter into these types of transactions in order to manage or mitigate our interest rate risk on variable rate debt. We may reevaluate and change our investing or financing policies at our Board's sole discretion.

Please also see "*Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources*" and "*Item 1A. Risk Factors. Our ability to fund our capital requirements will depend on, among other things, the amount of cash we are able to generate from our operations and outside sources, which may not be available on acceptable or favorable terms, or at all*" herein for a discussion of how we have funded our capital requirements and some related risks.

Organizational Structure

Substantially all of our business is conducted through New York City Operating Partnership, L.P. (the "OP"), a Delaware limited partnership, and its wholly-owned subsidiaries. Our Advisor manages our day-to-day business with the assistance of our property manager, New York City Properties, LLC (the "Property Manager"). Our Advisor and Property Manager are under common control with AR Global Investments, LLC ("AR Global") and these related parties receive compensation and fees for providing services to us. We also reimburse these entities for certain expenses they incur in providing these services to us. In an effort to preserve our operating cash, we have issued shares of our Class A common stock in lieu of cash to our Advisor and Property Manager as payment for providing services to us. For additional information, please see *Note 11 — Related Party Transactions and Arrangements* to our 2025 Financial Statements.

Tax Status

We elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), effective for the period commencing with our taxable year ended December 31, 2014 through our taxable year ended December 31, 2022. As discussed above, we revoked that election effective as of January 1, 2023. Accordingly, we are now a corporation primarily subject to taxation under the provisions of subchapter C of the Code, a "taxable C corporation," beginning with the taxable year ending December 31, 2023. We believe that, during the period commencing with our taxable year ended December 31, 2014 through December 31, 2022, we were organized and operated in a manner so that we qualified as a REIT. To qualify as a REIT during that period, we were required, among other things, distribute annually at least 90% of our REIT taxable income (which does not equal to net income as calculated in accordance with generally accepted accounting principles ("GAAP")) determined without regard for the deduction for dividends paid and excluding net capital gains, and we were required to comply with a number of other organizational and operational requirements. As long as we qualified as a REIT, we generally were not subject to federal corporate income tax on the portion of our REIT taxable income that we distributed to our stockholders.

As a taxable C corporation, we will not be allowed a deduction for dividends paid to our stockholders in computing our taxable income and will be subject to U.S. federal and state income tax on our taxable income at corporate tax rates. In addition, we generally will be disqualified from treatment as a REIT for the four taxable years following the year in which we revoked our REIT election. This action may reduce our net earnings available for investment or distribution to stockholders because of an additional income tax liability. Further, any cash distributions we pay to our stockholders will be taxed as dividend income under U.S. federal income tax law, to the extent attributable to our current accumulated earnings and profits, and not at rates applicable to dividends paid by REITs. To the extent we generate taxable income going forward, we may be able to limit the tax on our income through the use of net operating loss carryforwards or "NOLs". However, because of our recent operating history of taxable losses from our results of operations, we are not able to conclude that it is more likely than not we will realize the future benefit of our NOLs; thus we have provided a 100% valuation allowance as of December 31, 2025.

Competition

The New York City real estate market, where our properties are currently located, is highly competitive. We compete for tenants in this market based on various factors that include location, rental rates, security, suitability of the property's design for a tenant's needs and the manner in which the property is operated and marketed. The number of competing properties in the New York City area could have a material effect on our occupancy levels for our New York City properties, rental rates and on the operating expenses of certain of our properties.

In addition, we compete for acquisitions with REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, sovereign wealth funds, mutual funds and other entities. Some of these competitors, including larger REITs, have substantially greater financial resources than us, and generally may be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of tenants. There is also competition with others for assets outside of real estate, which we will face as we expand the scope of the assets and businesses we may acquire. However, there are no other specific competition-related factors known to us at this time.

Competition from these and other third-party real estate investors may limit the number of suitable investment opportunities available to us and increase prices, which will lower yields, making it more difficult for us to acquire new investments on attractive terms.

Regulations - General

Our investments are subject to various federal, state and local laws, ordinances and regulations, including, among other things, the Americans with Disabilities Act of 1990, zoning regulations, land use controls, environmental controls relating to air and water quality, noise pollution and indirect environmental impacts such as increased motor vehicle activity. We believe that we have all permits and approvals necessary under current law to operate our investments. These regulations have not and are not expected to have a material impact on our capital expenditures, competitive position, and financial condition or results of operations during the next twelve months.

Regulations - Environmental and Related Matters

As an owner of real estate, we are subject to various environmental laws of federal, state and local governments. Compliance with existing laws has not had a material adverse effect on our financial condition or results of operations, and management does not believe it will have such an impact in the future. However, we cannot predict the impact of unforeseen environmental contingencies or new or changed laws or regulations on properties in which we hold an interest, or on properties that may be acquired directly or indirectly in the future. We hire third parties to conduct Phase I environmental reviews of the real property that we intend to purchase.

We did not make any material capital expenditures in connection with environmental, health and safety laws, ordinances and regulations in the year ended December 31, 2025 and do not expect that we will be required to make any such material capital expenditures during the year ending December 31, 2026.

Human Capital Resources

We are an externally managed company and thus have no employees. We have retained the Advisor pursuant to a long-term advisory contract to manage our affairs on a day-to-day basis. We have also entered into agreements with our Property Manager to manage and lease our properties. The employees of the Advisor, Property Manager and their respective affiliates perform a full range of services for us, including acquisitions, property management, accounting, legal, asset management, investor relations and all general administrative services. We depend on the Advisor and the Property Manager for services that are essential to us. If the Advisor and the Property Manager were unable to provide these services to us, we would be required to provide these services ourselves or obtain them from other sources.

Available Information

We electronically file Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and all amendments to those filings with the SEC. You may read and copy any materials we file with the SEC at the SEC's Internet address at *http://www.sec.gov.* The website contains reports, proxy statements and information statements, and other information, which you may obtain free of charge. In addition, copies of our filings with the SEC may be obtained from our website at *www.americanstrategicinvestment.com*. Access to these filings is free of charge. We are not incorporating our website or any information from the website into this Annual Report on Form 10-K.

Item 1A. Risk Factors.

Set forth below are the risk factors that we believe are material to our stockholders and a summary thereof. The occurrence of any of the risks discussed in this Annual Report on Form 10-K could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends on our Class A common stock and they may also impact the trading price of our Class A common stock.

Summary Risk Factors

- Our real estate assets are located in the New York City area and, therefore, our business is particularly vulnerable to an economic downturn in New York City, including trends that reduce demand for office real estate or risks that affect the general and New York City retail environments.

- Risks related to operating businesses that are not REIT qualifying assets and being classified as a taxable C corporation.

- Our ability to fund our capital requirements will depend on, among other things, the amount of cash we are able to generate from our operations and outside sources, which may not be available on acceptable or favorable terms, or at all.

- Our ability to maintain effective system of internal control over financial reporting.

- Certain periods of our unaudited financial statements were required to be restated or revised as a result of management identifying and reporting a material weakness in our internal control over financial reporting for the quarterly periods ended March 31, 2022, June 30, 2022 and September 30, 2022.

- There is no assurance that we will restart paying cash dividends.

- We are subject to risks associated with a pandemic, epidemic or outbreak of a contagious disease, such as the global COVID-19 pandemic, which may have a material adverse effect on our business.

- The ongoing Russia-Ukraine conflict, the recent escalation of the Israel-Hamas conflict, and the U.S. and Israel conflict with Iran may adversely impact our business operations and financial performance.

- Inflation may have an adverse effect on our investments and results of operations

- Increasing interest rates could increase the amount of our debt payments.

- We depend on tenants for our revenue, and accordingly lease terminations, tenant default and bankruptcy have adversely affected and could in the future adversely affect the income produced by our properties.

- Our ability to maintain or increase rental rates, and to renew leases with current tenants or enter into new leases with new tenants at competitive rental rates.

- We may change our targeted investments without stockholder consent, and our strategy to acquire assets opportunistically involves a higher risk of loss than more conservative investment strategies.

- Risks related to our relatively small asset base and the high concentration of our total assets in one large individual real estate asset, including the reliance on seven major tenants.

- We may incur additional risks from acquisition or origination of real estate debt or investment in real estate-related securities issued by real estate market participants.

- Costs of complying with governmental laws and regulations, including those relating to environmental matters and discovery of previously undetected environmentally hazardous conditions, may adversely affect our operating results.

- We depend on our Advisor and our Property Manager to provide us with executive officers, key personnel and all services required for us to conduct our operations and our operating performance may be impacted by any adverse changes in the financial health or reputation of our Advisor and our Property Manager.

- All of our executive officers face conflicts of interest, such as conflicts created by the terms of our agreements with the Advisor and compensation payable thereunder, conflicts allocating investment opportunities to us, and conflicts in allocating their time and attention to our matters. Conflicts that arise may not be resolved in our favor and could result in actions that are adverse to us.

- We may terminate our advisory agreement in only limited circumstances, which may require payment of a termination fee.

- We have substantial indebtedness and may be unable to repay, refinance, restructure or extend our indebtedness as it becomes due and we may incur additional indebtedness in the future.

- We have been in breach of several of our mortgage loan covenants for multiple quarters, some which may be determined to be events of default.

- There can be no assurance that we will be able to regain compliance or comply with the continued listing standards of NYSE, which could result in the delisting of our securities, limit the liquidity and market for our securities, and subject us to additional trading restrictions.

- The stockholder rights plan adopted by our Board, our classified board and other aspects of our corporate structure and Maryland law may discourage a third party from acquiring us in a manner that might result in a premium price to our stockholders.

- Failure to qualify as a REIT for prior taxable years would subject us to U.S. federal income tax and potentially state and local tax.

Risks Related to Our Properties and Operations

All of our real estate assets are located in the New York City area and, therefore, our business is particularly vulnerable to an economic downturn in New York City.

All of the real estate assets we own are located in the New York City area. We are subject to risks generally inherent in concentrating investments in a certain geographic area. These risks resulting from a lack of diversification become greater in downturns. The economy and real estate market in New York City were negatively impacted by the COVID-19 pandemic and continues to be challenged as a result of the impact the COVID-19 pandemic had on the changing nature of in-office working arrangements. A further downturn in New York City's economy for any reason such as employee layoffs or downsizing, industry slowdowns, relocations of businesses, increases in real estate and other taxes (or limits on tax deductibility), costs of complying with governmental regulations or increased regulation, in a submarket within New York City or in the overall national economy could reduce demand for office or retail space. Likewise, declines in the financial services or media sectors may have a disproportionate adverse effect on the New York City real estate market. Any sustained period of increased non-payment, delinquencies or losses caused by adverse market or economic conditions in New York City or in the overall national economy could adversely affect the value of our assets, revenues, results of operations and financial condition.

We have no operating history with businesses that are not REIT qualifying assets. We cannot make any assurance that our new business plan will be successfully implemented.

For the year ended December 31, 2022, we announced our intention to expand the scope of the assets and businesses we may acquire and operate. We may acquire other assets and operating businesses such as hotels, expand our co-working office space business and seek to invest in and operate businesses such as hotel or parking lot management companies. Excluding hotels, these assets do not generate REIT-qualifying income and are operating businesses. There is no assurance that we will be able to identify and acquire other assets or operating businesses at acceptable prices, if at all or that we will be able to operate the asset and businesses in a profitable fashion. Further, we may acquire assets in areas outside of New York City which will, among other things, expose us to risks and economic uncertainties in these new areas. We may not be able to effectively manage or adjust for these risks and economic uncertainties, and our business may be adversely affected if we do not manage these challenges successfully.

Moreover, there is no assurance that the anticipated benefits of the transition from a REIT to a taxable C corporation will be realized or that we will be able to use existing or future NOLs to offset future taxable income, if any. Our federal NOLs totaled $340.4 million as of December 31, 2025. A portion of these federal NOLs will begin to expire during 2035. Likewise, a portion of the NOL carryforward may be limited in its use due to certain portions of the Code, including but not limited to Section 382 which imposes an annual limit on the amount of NOLs and net capital loss carry forwards that the Company may use to affect future taxable income.

If we fail to remediate our existing material weaknesses or do not maintain an effective system of internal control over financial reporting, investor confidence may be adversely affected thereby affecting the value of our stock price.

We are required to maintain proper internal control over our financial reporting and adequate controls related to our disclosures. As defined in Rule 13a-15(f) under the Exchange Act, internal control over financial reporting is a process designed by, or under the supervision of, the principal executive and principal financial officers and effected by the Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. If we fail to maintain adequate controls, our business, the results of operations, financial condition or the value of our Class A common stock may be adversely impacted.

As described in Part II, Item 9A. Controls and Procedures of this Annual Report on Form 10-K, management identified a material weakness in the Company's internal control over financial reporting ("ICFR") in 2025. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

The Company is in the process of remediating the material weaknesses, but there can be no assurances that those efforts will be successful. If the Company's remediation efforts are insufficient or if additional material weaknesses in internal control over financial reporting are discovered or occur in the future, or if the Company fails to establish and maintain an effective control environment or internal control over financial reporting, the Company's consolidated financial statements may contain material misstatements and it could be required to revise or restate its financial results, which could materially and adversely affect the Company's business, results of operations and financial condition, require it to expend significant resources to correct the material weakness, subject it to fines, penalties or judgments, harm its reputation or otherwise cause a decline in investor confidence, any of which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our ability to fund our capital requirements will depend on, among other things, the amount of cash we are able to generate from our operations and outside sources, which may not be available on acceptable or favorable terms, or at all.

As of December 31, 2025 and 2024, we had cash and cash equivalents and restricted cash of $8.0 million and $18.9 million, respectively. Under certain covenants of our mortgage loans, we are required to maintain a minimum net worth in excess of $100.0 million and minimum liquid assets (i.e. cash, cash equivalents and restricted cash) of $5.0 million. This minimum net worth and cash requirement impacts our ability to fund our other cash needs. In the years ended December 31, 2025 and 2024, the net cash provided by our property operations were not alone sufficient to fund operating expenses and other capital requirements. Our principal sources of cash in recent periods has been cash on hand from prior financings or from offerings of our Class A common stock including proceeds from the Rights Offering.

General economic conditions such as persistently high inflation and interest rates and the impact the COVID-19 pandemic had on the changing nature of in-office working arrangements on the New York City real estate market, which led, for example, to a slow return of persons to their offices may cause certain of our tenants to be unable to make rent payments to us timely, or at all, reducing the amount of cash generated from our operations and therefore our ability to fund operating expenses and other capital requirements. Funding our cash needs from cash on hand or the other sources mentioned above reduces the amount of capital available for other uses, including acquisitions and capital expenditures, which limits our financial and operating flexibility and could adversely affect our business.

Our ability to increase the amount of cash we generate from property operations depends on a variety of factors, including the performance of our tenants and our business. Some of our loan agreements also contain cash trap provisions that are triggered if the performance of our properties decline. When these cash traps are active, any excess cash flows are restricted to the specific property and are unable to be used for other purposes, such as expenses on capital improvements at other properties. This could affect our liquidity and our ability to make distributions to our stockholders. As of December 31, 2025, much of our cash was restricted due to the operation of three cash traps (400 E. 67th Street/200 Riverside Blvd. and 8713 Fifth Avenue), which together, represent 19% of the rentable square feet in our portfolio as of December 31, 2025. Also, we had $6.8 million of cash maintained in segregated cash accounts, and classified as restricted cash on our consolidated balance sheet as of December 31, 2025. Our 8713 Fifth Avenue property has not generated excess cash after debt service and as of December 31, 2025 there is no related cash maintained in a segregated and restricted cash account for that property. If we experience additional lease terminations, due to tenant bankruptcies or otherwise, or tenants placed on cash basis continue to not pay rent, it is possible that certain of the covenants on other loans may be breached and we may also become restricted from accessing excess cash flows from those properties. Breaches of loan covenants have reduced the cash available to us and further breaches will limit our ability to access cash generated by these properties (see — "We have been in breach of several of our mortgage loan covenants for multiple quarters"). There is no assurance that we will be able to cure any breaches of any of our mortgage loan covenants on favorable terms or at all and access the excess cash generated by these properties, if any. Our ability to increase the cash flow from our properties in amounts necessary to cure the covenant breaches and otherwise generate excess cash from our properties that may be used to satisfy our capital needs will depend on the success of our leasing initiatives. We may not be able to lease all or any portion of our currently vacant space, and we may experience additional terminations. Renewals and new leases have been and in the future may be, at lower rental rates.

If we are not able to generate sufficient cash from operations, we will need to generate funds from outside sources to meet our capital requirements. However, there can be no assurance that we will be able to do so. Equity or debt capital may not be available to us on favorable terms, or at all. We do not have a corporate-level revolving credit facility or any other corporate-level indebtedness, and there can be no assurance that we would be able to obtain corporate-level financing on favorable terms, or at all. Any future indebtedness we may incur may impose restrictions on us that affect our ability to pay dividends and other distributions as well as other restrictions, including financial covenants, which would decrease our operating and financial flexibility and our ability to achieve our operating objectives.

The issuance of additional shares of our Class A common stock, including pursuant to our Common Stock ATM Program, if resumed, could dilute the interests of the holders of our common stock, and any issuance of shares of preferred stock could dilute the interests of the holders of our Class A common stock and affect our ability to pay dividends on our Class A common stock in the future.

We face competition for tenants and acquisitions from entities that may have more capital than us.

The New York City real estate market is highly competitive and there are many competing properties in the New York City area. We compete for tenants based on a number of factors that include location, rental rates, security, suitability of the property's design to prospective tenant needs and the manner in which the property is operated. Many competitors have substantially greater marketing budgets and financial resources than we do, which could limit our success when we compete with them directly. Competition could have a material effect on our occupancy levels, rental rates and on property operating expenses. To the extent we engage in additional acquisition activities, we compete with many other entities including REITs, sovereigns, specialty finance companies, family offices, banks, mortgage bankers, insurance companies, mutual funds, private investment funds, institutional investors and lenders. Many of these competitors, as compared to us, have a lower cost of capital enhanced operating efficiencies and substantially greater financial resources. In addition, the number of competing properties in the New York City area could have a material effect on our occupancy levels, rental rates and on the operating expenses of certain of our properties.

As we expand the type of assets or businesses we may seek to acquire, we are also competing with third-parties who may have greater access or expertise with these other assets which may limit the number of suitable investment opportunities available to us and also may result in higher prices, lower yields and a narrower spread of yields over our borrowing costs, making it more difficult for us to acquire new investments on attractive terms.

In addition:

• we have limited sources of capital available to us to fund acquisitions;

• we may not be able to raise the necessary debt or equity financing on favorable terms, or at all, in order to fund acquisitions;

• we may acquire properties or other assets that are not accretive and may not successfully integrate, manage and lease these assets we acquire to meet our expectations;

• we may need to fund improvements or renovations to acquired assets;

• agreements to acquire assets and businesses generally, and properties in particulate, are typically subject to customary conditions to closing, and we may spend significant time and money on potential acquisitions that we do not consummate;

• the process of acquiring assets or business or pursuing an acquisition may divert the attention of our management team from our existing business operations;

• we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations;

• market conditions may result in higher vacancies and lower-than expected rental rates at our properties; and

• we may acquire properties or other assets or businesses without recourse, or with only limited recourse, for liabilities, whether known or unknown.

We rely upon our Advisor and the professionals employed by affiliates of our Advisor to identify suitable investments. To the extent that our Advisor and the professionals employed by affiliates of our Advisor face competing demands upon their time at times when we have capital ready for investment, we may face delays in locating suitable further investments. Delays we encounter in the selection and acquisition of income-producing assets would likely lower returns. These delays may be lengthier in the case of early stage assets or businesses or properties under development.

Moreover, there can be no assurance that our Advisor will be successful in obtaining suitable further investments on financially attractive terms or that our objectives will be achieved. In the event we are unable to timely locate suitable investments, we may be unable to meet our investment objectives, which could adversely affect our business.

There is no assurance we will restart paying cash dividends.

Decisions regarding the frequency and amount of any future dividends we pay on our Class A common stock will remain at all times entirely at the discretion of our Board, which reserves the right to change our dividend policy at any time and for any reason. Our ability to pay dividends in the future depends on our ability to operate profitably and to generate sufficient cash flows from the operations. We cannot guarantee that we will be able to pay dividends on a regular basis on our Class A common stock or any other class or series of stock we may issue in the future. We have not paid dividends on our Class A common stock since March 2022. There is no assurance as to when or if we will pay dividends in the future. In addition, although our Board has adopted a resolution authorizing consideration of share repurchases of up to $100 million of shares of Class A common stock over a long-term period actual repurchases must be reviewed and approved by our Board based on management recommendations taking into consideration all information available at the specific time including our available cash resources (including the ability to borrow), market capitalization, trading price and alternative uses such as acquisitions. Provisions contained in our loan agreements may also impact our ability to pay dividends. If we do not restart paying cash dividends on our Class A common stock, the return on your investment, if any, will depend solely on an increase, if any, in the market value of our Class A common stock.

We may be unable to secure funds for future tenant improvements or capital needs.

We are generally responsible for funding any major structural repairs to our properties, such as repairs to the foundation, exterior walls and rooftops as well as for tenant improvement and leasing commission costs associated with our leasing activities. Our cash, cash equivalents and restricted cash as of December 31, 2025 includes a significant amount of restricted cash, which may not be available to make tenant improvements or satisfy our capital needs, and if we need additional capital in the future to improve or maintain our properties or for tenant improvements and leasing commissions, we may have to obtain financing from sources, beyond our cash flow from operations, such as borrowings or future equity offerings. These sources of funding may not be available on attractive terms or at all. If we cannot fund capital improvements, tenant improvements or leasing commissions, our investments may generate lower cash flows or decline in value, or both and result in our inability to lease vacant space or retain tenants upon the expiration of their leases, which could have a material adverse effect on us.

Our properties have been and may continue to be subject to impairment charges.

We periodically evaluate our real estate investments for impairment indicators. The judgment regarding the existence of impairment indicators is based on factors such as market conditions, tenant performance, legal structure and our intent and ability to hold the property. For example, the early termination of, or default under, a lease by a major tenant may lead to an impairment charge. If we determine that an impairment has occurred, we are required to make a downward adjustment to the net carrying value of the property. Impairment charges also indicate a potential permanent adverse change in the fundamental operating characteristics of the impaired property. There is no assurance that these adverse changes will be reversed in the future and the decline in the impaired property's value could be permanent. Any such impairment could have a material adverse effect on our financial condition and results of operations. During the year ended December 31, 2025, we have incurred impairment charges of $30.6 million.

We are subject to risks associated with a pandemic, epidemic or outbreak of a contagious disease, such as the global COVID-19 pandemic, which may have a material adverse effect on our business.

We are subject to risks associated with public health crises, such as pandemics and epidemics, including the COVID-19 pandemic. The COVID-19 pandemic has subsided with the normalization of living with COVID-19 following the increase in accessibility to COVID-19 vaccines and antiviral treatments. While the U.S. has removed or reduced the restrictions taken in response to the COVID-19 pandemic, a resurgence of the COVID-19 pandemic could once again impact our operations and the operations of our tenants as a result of quarantines, location closures, illnesses, and travel restrictions. Any future resurgence of COVID-19 or variants of the virus, and the severity and duration thereof, remain uncertain, however, a substantial and continuous deterioration in the business environment in the U.S. as a consequence thereof could have a material adverse effect on our business, financial condition and results of operations.

The impact of the COVID-19 pandemic evolved rapidly and resulted in a decrease in economic activity particularly in the New York City area. The COVID-19 pandemic has had a potentially long-term negative impact on New York City real estate market due to the risk that tenants may reduce the office space they lease as some portion of the workforce continues to work remotely on a hybrid or full-time basis. Presently, because substantially all of our income derived from rentals of commercial real property, our business, income, cash flow, results of operations, financial condition, liquidity, prospects, ability to service our debt obligations, consummate future property acquisitions and pay dividends and other distributions to our stockholders has been and will continue to be adversely affected if a significant number of tenants are unable to meet their obligations to us. Certain tenants have been, or may be in the future, unwilling or unable to pay rent in full or on a timely basis due to bankruptcy, lack of liquidity, or funding, operational failures, or for other reasons.

The scope and duration of any future public health crisis, including the potential emergence of new variants of the COVID-19 virus, the pace at which government restrictions are imposed and lifted, the scope of additional actions taken to mitigate the spread of disease, global vaccination and booster rates, the speed and extent to which global markets fully recover from the disruptions caused by such a public health crisis, and the impact of these factors on our business, financial condition and results of operations, will depend on future developments that are highly uncertain and cannot be predicted with confidence.

We may change our targeted investments without stockholder consent.

We have invested in a portfolio of primarily office properties and other property types, such as retail, located in the five boroughs of New York City. Our Board recently changed our investment policies to expand our business to other asset types including operating businesses. We also decided to revoke our election to be taxed as a REIT, effective as of January 1, 2023. Our Board may further change our targeted investments and investment guidelines at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, initially anticipated by, among other things, increasing our exposure to interest rate risk, default risk and market fluctuations.

Part of our strategy for building our portfolio involves acquiring assets opportunistically. This strategy involves a higher risk of loss than more conservative investment strategies.

In order to meet our investment objectives, we have acquired and may continue to acquire assets that have less than 80% occupancy at the time of acquisition, but which we believe we can reposition, redevelop or remarket to enhance value.

Investing in opportunistic assets subjects us to increased risks relating to, among other things, changes in the local economy, such as New York City, and increased competition for tenants at similar properties in those markets, as well as increased risks that the economic trends and demand for office and retail space and other real estate may change. For these and other reasons, there is no assurance that we will be profitable or that we will realize growth in the value of our real estate properties. In addition, leasing vacant space will likely result in our incurring expenses for tenant improvements and leasing commissions, which could adversely impact our cash flow.

Our individual real estate investments represent a material percentage of our assets.

As of December 31, 2025, our portfolio consisted of five properties, and the largest asset, 123 William Street, represents approximately 73% of the total rentable square footage in our portfolio and 67% of annualized straight-line rent. Due to our relatively small asset base and the high concentration of our total assets in relatively large individual real estate assets, the value of our assets could vary more widely with the performance of specific assets than if we invested in a more diverse portfolio of properties. Because of this asset concentration, even modest changes in the value of our real estate assets could have a significant impact on the value of our assets and the value of our Class A common stock.

We rely significantly on the following major tenants and therefore, are subject to tenant credit concentrations that make us more susceptible to adverse events with respect to these tenants.

As of December 31, 2025, the following tenants accounted for 5% or more of our total annualized rental income on a straight-line basis, based on leases commenced:

Tenant	% of Annualized Straight-Line Rent
Planned Parenthood Federation of America, Inc	11.7%
Equinox	10.1%
The City of New York - The Department of Youth and Community	7.8%
CVS	7.6%
United States General Services Administration	7.2%
NYS Licensing	6.4%
Marshalls	5.2%

The failure of any of these tenants to pay rent could have a material adverse effect on our cash flow and the value of the applicable property and our results of operations. In addition, the individual value of our properties may be impacted in part by the credit quality of the underlying tenants, and an adverse change in the financial condition or a decline in the credit rating of any of these material tenants may result in a decline in the value of the specific properties and our results of operations.

The ongoing Russia-Ukraine conflict, the Israel-Hamas conflict, and U.S. and Israel conflict with Iran may adversely impact our business operations and financial performance.

United States and global markets are experiencing volatility and disruption following the geopolitical instability resulting from the ongoing Russia-Ukraine conflict, the Israel-Hamas conflict, and the U.S. and Israel conflict with Iran. In response to the ongoing Russia-Ukraine conflict, the North Atlantic Treaty Organization ("NATO") deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine, increasing geopolitical tensions among a number of nations. The invasion of Ukraine by Russia and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflict is highly unpredictable, it could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyber-attacks against U.S. companies. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets. The ongoing conflict and the resulting geopolitical instability can adversely impact our business operations and financial performance. These factors may also result in the weakening of the financial condition of a significant tenant or a number of smaller tenants, which could adversely impact their ability to timely pay rent. Our revenues is largely dependent on the success and economic viability of our tenants and, as a result, our financial condition and results of operations may be adversely affected.

We may in the future acquire or originate real estate debt or invest in real estate-related securities issued by real estate market participants, which could expose us to additional risks.

We may in the future acquire or originate first mortgage debt loans, mezzanine loans, preferred equity or securitized loans, commercial mortgage-backed securities ("CMBS"), preferred equity and other higher-yielding structured debt and equity investments. Doing so would expose us not only to the risks and uncertainties we are currently exposed to through our direct investments in real estate but also to additional risks and uncertainties attendant to investing in and holding these types of investments, such as:

• risk of defaults by borrowers in paying debt service on outstanding indebtedness and to other impairments of our loans and investments;

• increased competition from entities engaged in mortgage lending and, or investing in our target assets;

• deterioration in the performance of properties securing our investments may cause deterioration in the performance of our investments and, potentially, principal losses to us;

• fluctuations in interest rates and credit spreads could reduce our ability to generate income on our loans and other investments;

• difficulty in redeploying the proceeds from repayments of our existing loans and investments;

• the illiquidity of certain of these investments;

• lack of control over certain of our loans and investments;

• the potential need to foreclose on certain of the loans we originate or acquire, which could result in losses;

• additional risks, including the risks of the securitization process, posed by investments in CMBS and other similar structured finance investments, as well as those we structure, sponsor or arrange;

• use of leverage may create a mismatch with the duration and interest rate of the investments that we finance; and

• risks related to the operating performance or trading price volatility of any publicly-traded and private companies primarily engaged in real estate businesses we invest in.

Any one or a combination of these factors may cause a borrower to default on a loan or to declare bankruptcy. If a default or bankruptcy occurs and the underlying asset value is less than the loan amount, we will suffer a loss.

In the event of any default under a commercial real estate loan held directly by us, we will bear a risk of loss of principal or accrued interest to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the commercial real estate loan, which could have a material adverse effect on our cash flow from operations. In the event of a default by a borrower on a non-recourse commercial real estate loan, we will only have recourse to the underlying asset (including any escrowed funds and reserves) collateralizing the commercial real estate loan. If a borrower defaults on one of our commercial real estate investments and the underlying property collateralizing the commercial real estate debt is insufficient to satisfy the outstanding balance of the debt, we may suffer a loss of principal or interest. In addition, even if we have recourse to a borrower's assets, we may not have full recourse to such assets in the event of a borrower bankruptcy as the loan to such borrower will be deemed to be secured only to the extent of the value of the mortgaged property at the time of bankruptcy (as determined by the bankruptcy court) and the lien securing the loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. We are also exposed to these risks through the commercial real estate loans underlying a commercial real estate security we hold, which may result in us not recovering a portion or all of our investment in such commercial real estate security.

Risks Related to Investments in Real Estate

We generally obtain only limited warranties when we purchase a property and therefore have only limited recourse if our due diligence did not identify any issues that lower the value of our property.

We have acquired, and may continue to acquire, properties in "as is" condition on a "where is" basis and "with all faults," without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase agreements we entered in the past, or may enter into in the future into may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all our invested capital in the property as well as the loss of rental income from that property, which could have an adverse effect on our business, financial condition and results of operations.

We may be unable to sell a property at the time or on the terms we desire.

The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. Because real estate investments are relatively illiquid, we have a limited ability to vary our portfolio in response to changes in economic or other conditions. We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a property or properties. Further, we may also be required to expend funds to correct defects or to make improvements, before a property can be sold and may not have funds available to correct such defects or to make such improvements. We may be unable to sell our properties at a profit or at the time or on the terms we desire. Moreover, in acquiring a property or incurring debt securing a property, we may agree to restrictions that prohibit the sale of that property for a period of time or impose other restrictions, such limiting the amount of debt that can be secured by that property. Our inability to sell a property when we desire to do so may cause us to reduce our selling price for the property, which could have an adverse effect on our business, financial condition and results of operations.

We may be unable to renew leases or re-lease space on favorable terms or at all as leases expire.

Approximately 40% of our leases (based on annualized straight-line rent) expire over the next five years. We may be unable to renew expiring leases on terms and conditions that are as, or more, favorable as the terms and conditions of the expiring leases. While we are working to identify and enter into leases with additional new tenants to replace Knotel, which filed for bankruptcy and terminated its leases with us in January 2021, and to increase the rental income at our properties through leasing activity, there can be no assurance we will be able to lease all or any portion of our currently vacant space at any property on acceptable or favorable terms, or at all. For example, annualized straight-line rent per square foot for certain leases, including the leases we have entered into to replace Knotel, are lower than the annualized straight-line rent per square foot under the previous leases. In addition, additional vacancies may occur at one or more of our properties due to a default by a tenant on its lease or expiration of a lease. Vacancies may reduce the value of a property as a result of reduced cash flow generated by the property. In addition, changes in space utilization by our tenants may impact our ability to renew or re-let space without the need to incur substantial costs in renovating or redesigning the internal configuration of the relevant property. If we are unable to promptly renew expiring leases or re-lease the space at similar rates or if we incur substantial costs in renewing or re-leasing the space, our cash flow could be adversely affected.

We depend on tenants for our revenue, and accordingly lease terminations, tenant default and bankruptcy have adversely affected and could in the future adversely affect the income produced by our properties.

In addition to the bankruptcy of Knotel, or any guarantor of a tenant's lease obligations, we could also become insolvent or be subject to a bankruptcy proceeding pursuant to Title 11 of the United States Code. A bankruptcy filing of our tenants or any guarantor of a tenant's lease obligations would result in a stay of all efforts by us to collect pre-bankruptcy debts from these entities or their assets, unless we receive an enabling order from the bankruptcy court. Post-bankruptcy debts would be required to be paid currently. If a lease is assumed by the tenant, all pre-bankruptcy balances owing under it must be paid in full. If a lease is rejected by a tenant in bankruptcy, we would only have a general unsecured claim for damages. If a lease is rejected, it is unlikely we would receive any payments from the tenant because our claim is capped at the rent reserved under the lease, without acceleration, for the greater of one year or 15% of the remaining term of the lease, but not greater than three years, plus rent already due but unpaid as of the date of the bankruptcy filing (post-bankruptcy rent would be payable in full). This claim could be paid only if funds were available, and then only in the same percentage as that realized on other unsecured claims.

A tenant or lease guarantor bankruptcy could delay efforts to collect past due balances under the relevant leases, and could ultimately preclude full collection of these sums. A tenant or lease guarantor bankruptcy could cause a decrease or cessation of rental payments that would mean a reduction in our cash flow and the amount available for distributions to our stockholders. We cannot assure our stockholders that the tenant or its trustee will assume our lease and that our cash flow and the amounts available for distributions to our stockholders will not be adversely affected.

A sale-leaseback transaction may be recharacterized in a tenant's bankruptcy proceeding.

We may enter into sale-leaseback transactions, whereby we purchase a property and then lease the same property back to the purchaser, who becomes our tenant as part of the transaction. In the event of the bankruptcy of a tenant, a transaction structured as a sale-leaseback may be recharacterized as either a financing or a joint venture, and either type of recharacterization could adversely affect our business. If the sale-leaseback were recharacterized as a financing, we might not be considered the owner of the property, and as a result would have the status of a creditor. In that event, we would no longer have the right to sell or encumber our ownership interest in the property. Instead, we would have a claim against the tenant for the amounts owed under the lease. The tenant/debtor might have the ability to propose a plan restructuring the term, interest rate and amortization schedule of its outstanding balance. If this plan were confirmed by the bankruptcy court, we would be bound by the new terms. If the sale-leaseback were recharacterized as a joint venture, our lessee and we could be treated as co-venturers with regard to the property. As a result, we could be held liable, under some circumstances, for debts incurred by the lessee relating to the property. Either of these outcomes could adversely affect our cash flow.

If we sell a property by providing financing to the purchaser, we will bear the risk of default by the purchaser.

In some instances, we may sell our properties by providing financing to purchasers. In these cases, we will bear the risk that the purchaser may default, which could negatively impact our cash flow. Even in the absence of a purchaser default, the proceeds from the sale will be delayed until the promissory notes or other property we may accept upon the sale are actually paid, sold, refinanced or otherwise disposed of. In some cases, we may receive initial down payments in cash and other property in the year of sale in an amount less than the selling price, and subsequent payments will be spread over a number of years. If any purchaser defaults under a financing arrangement with us, it could negatively impact our cash flow.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on the financial condition of co-venturers and disputes between us and our co-venturers.

We may enter into joint ventures, partnerships and other co-ownership arrangements (including preferred equity investments) for the purpose of making investments. If we do so, we may not be in a position to exercise sole decision-making authority regarding the joint venture. Investments in joint ventures may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their required capital contributions. Co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the co-venturer would have full control over the joint venture. In addition, to the extent our participation represents a minority interest, a majority of the participants may be able to take actions which are not in our best interests because of our lack of full control. Disputes between us and co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers or directors from focusing their time and effort on our business. Consequently, actions by or disputes with co-venturers might result in subjecting properties owned by the joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our co-venturers.

Covenants, conditions and restrictions may restrict our ability to operate a property, which may adversely affect our operating costs.

Some of our properties are contiguous to other parcels of real property, comprising part of the same building. In connection with such properties, there may be covenants, conditions, restrictions, and easements governing the operation of, and improvements, to, such properties. Moreover, the operation and management of the contiguous properties may impact our properties. Compliance with these covenants, conditions, restrictions, and easements may adversely affect our operating costs and reduce the amount of funds that we have available for other purposes.

Our real properties are subject to property taxes that may increase in the future, which could adversely affect our cash flow.

Our real properties are subject to real property taxes that may increase as tax rates change and as the real properties are assessed or reassessed by taxing authorities. Zohran Mamdani, New York City's recently elected mayor, has proposed a potential 9.5% increase in property taxes as part of New York City's budget proposal for fiscal year 2027. All of the real estate assets we own are in the New York City area and, as a result, our properties could be impacted by such tax should it go into effect. We anticipate that certain of our leases will generally provide that the property taxes, or increases therein, are charged to the lessees as an expense related to the real properties that they occupy, while other leases will generally provide that we are responsible for such taxes. In any case, as the owner of the properties, we are ultimately responsible for payment of the taxes to the applicable government authorities. If real property taxes increase, lessees may be unable to make the required tax payments, ultimately requiring us to pay the taxes even if otherwise stated under the terms of the lease. If we fail to pay any such taxes, the applicable taxing authority may place a lien on the real property and the real property may be subject to a tax sale. In addition, we are generally responsible for real property taxes related to any vacant space.

We may suffer uninsured losses relating to real property or have to pay expensive premiums for insurance coverage.

Our general liability, property and umbrella liability, insurance coverage on all our properties may not be adequate to insure against liability claims and provide for the costs of defense. Similarly, we may not have adequate coverage against the risk of direct physical damage or to reimburse us on a replacement cost basis for costs incurred to repair or rebuild each property. Moreover, there are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters including as a result of climate change, that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with such catastrophic events could sharply increase the premiums we pay for coverage against property and casualty claims.

This risk is particularly relevant with respect to potential acts of terrorism. The Terrorism Risk Insurance Act of 2002 (the "TRIA"), under which the U.S. federal government bears a significant portion of insured losses caused by terrorism, will expire on December 31, 2027, and there can be no assurance that Congress will act to renew or replace the TRIA following its expiration. In the event that the TRIA is not renewed or replaced, terrorism insurance may become difficult or impossible to obtain at reasonable costs or at all, which may result in adverse impacts and additional costs to us.

Changes in the cost or availability of insurance due to the non-renewal of the TRIA or for other reasons could expose us to uninsured casualty losses. If any of our properties incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured property.

Additionally, mortgage lenders insist in some cases that commercial property owners purchase coverage against terrorism as a condition for providing mortgage loans. Accordingly, to the extent terrorism risk insurance policies are not available at reasonable costs, if at all, our ability to finance or refinance indebtedness secured by our properties could be impaired. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate, or any, coverage for such losses.

Actual or threatened terrorist attacks and other acts of violence, civilian unrest, or war may affect the markets in which we operate our business and our profitability.

We own properties in the New York City area which has experienced, and remains susceptible to, terrorist attacks. Because our properties are generally open to the public, they are exposed to a number of incidents that may take place within their premises and that are beyond our control or ability to prevent. Any actual or threatened act of terror, mass shooting or other acts of violence, civilian unrest or war, could have a negative effect on our business, including us losing our tenants or being forced to close one or more of our properties for some time. If any of these incidents were to occur, the relevant property could face material damage to its image and the revenues generated therefrom. In addition, we may be exposed to civil liability and be required to indemnify the victims, and our insurance premiums could rise, any of which could adversely affect us.

Moreover, any terrorist attack, other act of violence or war, including armed conflicts, could result in increased volatility in, or damage to, the worldwide financial markets and economy, including demand for properties and availability of financing. Increased economic volatility could adversely affect our tenants' abilities to conduct their operations profitably or our ability to borrow money or issue capital stock at acceptable prices.

Inflation may have an adverse effect on our investments and results of operations.

Recent increases in the rate of inflation, both real and anticipated, may impact our investments and results of operations. Inflation could erode the value of long-term leases that do not contain indexed escalation provisions, or contain fixed annual rent escalation provisions that are at rates lower than the rate of inflation, and increase expenses including those that cannot be passed through under our leases. Actual increases or the perception of increases in inflation could also increase the amount we reimburse our Advisor for our general and administrative expenses and our mortgage interest costs. An increase in our expenses, or expenses paid or incurred by our Advisor or its affiliates that are reimbursed by us pursuant to the Advisory Agreement, or a failure of revenues to increase at least with inflation could adversely impact our results of operations. Most of our leases for properties contain fixed rental rate with annual escalation based upon fixed percentage increases while some are based on other measures. Approximately 70.4% of our leases with our tenants contain rent escalation provisions which increase the amount of cash rent due by an average of 1.6% per year. These provisions generally increase rental rates during the terms of the leases either at fixed rates or other measures. Approximately 70.4% are fixed-rate, and 29.6% do not contain any escalation provisions. Inflation as measured by the consumer price index for all items as of December 31, 2025 as published by the Bureau of Labor Statistics, was 2.7%. If the rental rate increases continue to lag behind inflation, our net income and cash flow would be negatively impacted. Future leases may not even contain escalation provisions and these provisions may not be sufficient to protect our revenues or expenses from the adverse effects of inflation. In addition, increased operating costs paid by our tenants could have an adverse impact on them if increases in their operating expenses exceed increases in their revenue, which may adversely affect their ability to pay rent owed to us or property expenses to be paid, or reimbursed to us, by our tenants.

Conversely, unusually low inflation can cause deflation, or an outright decline in prices. Deflation can lead to a negative cycle where consumers delay purchases in anticipation of lower prices, causing businesses to stop hiring and postpone investments as sales weaken. Deflation would have a serious impact on economic growth and may adversely affect the financial condition of our tenants and the rental rates at which we renew or enter into leases.

In addition to base rent, some of our leases require our tenants to (i) pay their allocable share of increases in operating expenses, over the base year in the lease or (ii) their allocable share of operating expense. Operating expenses common area maintenance costs, real estate taxes and insurance. Increased operating costs reimbursed to us or paid directly by our tenants under these net leases could have an adverse impact on our tenants if increases in their operating expenses exceed increases in their revenue, which may adversely affect our tenants' ability to pay rent owed to us or property expenses to be paid, or reimbursed to us, by our tenants. Renewals of leases or future leases for our net lease properties may not be negotiated on a triple-net basis or on a basis requiring the tenants to pay all or some of such expenses, in which event we may have to pay those costs. If we are unable to lease properties on a basis requiring the tenants to pay all or some of such expenses, or if tenants fail to pay required tax, utility and other impositions, we could be required to pay those costs.

We face possible risks associated with the natural disasters and the physical effects of climate change.

We are subject to risks associated with natural disasters and the physical effects of climate change, which can include storms, hurricanes and flooding, any of which could have a material adverse effect on our properties and business. To the extent climate change causes changes in weather patterns, the New York City area could experience increases in storm intensity and rising sea-levels. Over time, these conditions could result in declining demand for space in our buildings or the inability of us to lease space in the buildings at all. Climate change may also have indirect effects on our business by increasing the cost of (or making unavailable) property insurance on terms we find acceptable, increasing the cost of energy at our properties and requiring us to expend funds as we seek to repair and protect our properties against such risks. Climate change may have a material adverse effect on our properties or business.

Growing public concern about climate change has resulted in the increased focus of local, state, regional, national and international regulatory bodies on greenhouse gas ("GHG") emissions and climate change issues. Legislation to regulate GHG emissions has periodically been introduced in the U.S. Congress, and there has been a wide-ranging policy debate, both in the U.S. and internationally, regarding the impact of these gases and possible means for their regulation. Federal, state or foreign legislation or regulation on climate change could result in increased capital expenditures to improve the energy efficiency of our existing properties or to protect them from the consequence of climate change and could also result in increased compliance costs or additional operating restrictions that could adversely impact the businesses of our tenants and their ability to pay rent.

Failure to succeed in new markets or in new asset classes may have adverse consequences on our performance.

We may acquire properties or other assets both within and outside of our existing market areas. There can be no assurance that we will be able to operate successfully in new markets, or in new asset classes including expanded property types such as hotels. We may be exposed to a variety of risks if we choose to enter new markets including particularly to the extent our Advisor and its affiliates do not have experience in those markets, inability of our Advisor to evaluate accurately local market conditions, hire and retain key personnel, identify appropriate acquisition opportunities, and navigate local governmental and permitting procedures. In addition, we may abandon opportunities to enter new markets or acquire new classes of property that we have begun to explore for any reason and may, as a result, fail to recover expenses already incurred.

We may be adversely affected by certain trends that reduce demand for office real estate.

Some businesses are rapidly evolving to increasingly permit employee telecommuting, flexible work schedules, open workplaces and teleconferencing. These practices enable businesses to reduce their requirements for office space. A continuation of the movement towards these practices could over time erode the overall demand for office space and, in turn, place downward pressure on occupancy, rental rates and property valuations.

We are subject to risks that affect the general and New York City retail environments.

Certain of our properties located in New York City are leased to retail tenants which generated 29% of the annualized straight-line rental income during the year ended December 31, 2025. As such, these properties are affected by the general and New York City retail environments, including the level of consumer spending and consumer confidence, store closures and changing consumer preferences among other things. These factors could adversely affect the financial condition of our retail tenants and the willingness of retailers to lease space in our retail locations.

Costs of complying with governmental laws and regulations, including those relating to environmental matters and discovery of previously undetected environmentally hazardous conditions, may adversely affect our operating results.

Under various federal, state and local environmental laws, ordinances and regulations (including those of foreign jurisdictions), a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. The costs of removal or remediation could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for release of and exposure to hazardous substances, including asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances.

In addition, when excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our properties could require us to undertake a costly remediation program to contain or remove the mold from the affected property, which could adversely affect our operating results.

The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, the value of our properties or our results of operations and, consequently, amounts available for distribution to our stockholders.

Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from operating such properties. Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability.

There are costs associated with complying with the Americans with Disabilities Act.

Our properties are subject to the Americans with Disabilities Act of 1990 (the "Disabilities Act"). Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services, including restaurants and retail stores, be made accessible and available to people with disabilities. The Disabilities Act's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties, or, in some cases, an award of damages. A determination that our properties do not comply with the Disabilities Act could result in liability for both governmental fines and damages. If we are required to make unanticipated major modifications to any of our properties to comply with the Disabilities Act which are determined not to be the responsibility of our tenants, we could incur unanticipated expenses that could have an adverse impact upon our financial resources, including cash available to pay distributions.

Risks Related to Our Indebtedness

Our level of indebtedness may increase our business risks.

As of December 31, 2025, we had total outstanding indebtedness of approximately $249.6 million.

In addition, we may incur additional indebtedness in the future for various purposes. The amount of our indebtedness could have material adverse consequences for us, including:

*   hindering our ability to adjust to changing market, industry or economic conditions;

*   limiting our ability to access the capital markets to raise additional equity or debt on favorable terms or at all, whether to refinance maturing debt, to fund acquisitions, to fund dividends or for other corporate purposes;

*   limiting the amount of cash flow available for future operations, acquisitions, dividends, stock repurchases or other uses;

*   making us more vulnerable to economic or industry downturns, including interest rate increases;

*   requiring us to dispose of one or more of our properties at disadvantageous prices in order to service our indebtedness or to raise funds to pay indebtedness at maturity; and

*   resulting in an event of default if we fail to pay our debt obligations when due, fail to refinance our maturing debt timely, or fail to comply with the financial and other restrictive covenants contained in our loan agreements which event of default could rise to the lender's right to accelerate the amount due under the applicable loan and could permit certain of our lenders to foreclose on our assets securing the debt.

In most instances, we acquire real properties by using either existing financing or borrowing new funds. In addition, we may incur mortgage debt and pledge the underlying property as security for that debt to obtain funds to acquire additional real properties or for other corporate purposes.

We have been in breach of several of our mortgage loan covenants for multiple quarters.

As of December 31, 2025, we were in breach of covenants under two separate mortgage loans aggregating $60.0 million in principal amount, which are secured by three of our properties: 400 E. 67th Street/200 Riverside Blvd. and 8713 Fifth Avenue. These properties represented, in the aggregate, 19% of the total rentable square feet in our portfolio as of December 31, 2025. These breaches, which have been ongoing for several quarters are described in more detail elsewhere in this Annual Report on Form 10-K (see *Note 5 — Mortgage Notes Payable, Net to* our 2025 Financial Statements for additional information) require us to hold any excess cash generated by the properties, if any, in a segregated account as additional collateral under the loans. There was no cash maintained in segregated cash accounts for our 8713 Fifth Avenue property as of December 31, 2025 since this property had not generated excess cash after debt service. We were also informed by the applicable lender that we were in default under the loan agreements for two of our properties, 400 E. 67th Street/200 Riverside Blvd. (as described in the "Notice of Defaults" section in Item 7A. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources). While we disagree with the lenders and are contesting such notices, there can be no assurance that we will prevail or that the debt for each property will not be accelerated.

In addition, the non-recourse mortgages with respect to our 400 E. 67th Street/200 Riverside Blvd. and 8713 Fifth Avenue properties are subject to cash sweep arrangements, whereby each month the excess cash flow from the properties securing the loan is deposited into a cash management account held for the benefit of our lenders until the applicable event triggering the cash sweep has been cured in accordance with the terms of the debt agreement.

Unless we are able to enter into a sufficient number of new leases on terms that allow us to cure the applicable breaches, we do not anticipate we will be able to access excess cash flow from these properties. If we experience additional lease terminations, due to tenant bankruptcies or otherwise, it is possible that certain of the covenants on other loans may be breached and we may also become restricted from accessing excess cash flows from these properties.

During the year ended December 31, 2025, the net cash provided by our property operations has not been sufficient to fund operating expenses and other cash requirements. In the event of a shortfall between the cash flow from our properties and the cash flow needed to service mortgage debt on our properties, we must identify other sources to fund the interest payments or risk defaulting on the indebtedness. There can be no assurance that these sources will be available in the future.

In addition, incurring mortgage debt increases the risk of loss because defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default. For U.S. federal income tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds. We may give full or partial guarantees to lenders of mortgage debt to subsidiary entities that hold title to our properties. If we provide a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for repaying the debt if it is not paid by the entity. If any mortgages contain cross-collateralization or cross-default provisions, a default on a single property could affect multiple properties.

Changes in the debt markets could materially and adversely impact us.

The commercial debt markets are subject to volatility, resulting in, from time to time, the tightening of underwriting standards by lenders and credit rating agencies and reductions in the availability of financing. In addition, interest rates increased during 2022 and 2023 as a result of actions taken by the U.S. Federal Reserve Board which may continue to impact our ability in the future to access capital on favorable terms, in a timely manner, or at all, which could make obtaining funding for our capital requirements more challenging or expensive. Increases in the overall cost of borrowings, either due to increases in the index rates or due to increases in lender spreads, may negatively impact our ability to refinance existing indebtedness at maturity and we will need to factor increases into pricing and projected returns for any future acquisitions. This may result in lower net income from existing properties and require us to pledge additional collateral for any new or refinanced indebtedness as well as acquisitions generating lower overall economic returns.

If we are unable to borrow monies on terms and conditions that we find acceptable, our ability to purchase properties, finance or refinance existing indebtedness and meet other capital requirements may be limited, and the return on our assets including new acquisitions may be negatively impacted. Furthermore, the availability or cost of debt could have an impact on the overall amount of capital being invested in real estate, which may result in price or value decreases of real estate assets which could negatively impact the value of our assets and the ability to sell properties the proceeds of which may be used to reduce our total debt.

Increasing interest rates could increase the amount of our debt payments.

We have incurred indebtedness and expect that we will incur indebtedness in the future. Although none of our indebtedness is variable rate, to the extent that we incur variable rate debt not fixed by swap in the future, increases in interest rates would increase our interest costs, which could reduce our cash flows and our ability to use cash for other corporate purposes. The domestic and international commercial real estate debt markets are subject to volatility, resulting in, from time to time, the tightening of underwriting standards by lenders and credit rating agencies and reductions in the availability of financing. Beginning in early 2022, in response to significant and prolonged increases in inflation, the U.S. Federal Reserve Board raised interest rates eleven times during 2022 and 2023 and then paused rate increases in the fourth quarter of 2023 following the deceleration of inflationary growth. During that same period the European Central Bank and the Bank of England similarly raised interest rates and implemented fiscal policy interventions responsive to high levels of inflation and recession fears. The Federal Reserve Board cut interest rates during 2024 and 2025, and it may seek to further reduce interest rates, increase interest rates or maintain current interest rates. The timing, number and amount of any future interest rate changes are uncertain, and there can be no assurance that rates will continue to decrease at a rate currently predicted or at all, which would in turn negatively impact our borrowing costs. In addition, further increases in interest rates could make it more difficult for us to refinance our existing debt or require us to sell properties. Increases in interest rates would also impact new or refinanced fixed rate debt, which could adversely affect our business, financial condition, results of operations and liquidity.

Our loan agreements contain restrictive covenants that limit operating and financial flexibility.

Our mortgage loans generally contain covenants that limit the ability of the subsidiaries, holding title to the properties to incur additional indebtedness secured by the properties as well as to incur additional debt, engage in property transfers, make distributions to the OP, and discontinue insurance coverage. We may be required to maintain a minimum net worth and a minimum level of liquid assets. In addition, loan documents may limit our ability to replace property managers or terminate certain leases. Future indebtedness we may incur may also impose restrictions on us that require us to comply with financial covenants, affect our distribution and operating policies or limit our ability to incur additional debt, further mortgage a property, engage in mergers and consolidations, discontinue insurance coverage or replace our Advisor or Property Manager. These or other limitations decrease our operating and financial flexibility and our ability to achieve our operating objectives. Our failure to comply with restrictive covenants could result in an event of default which, if not cured or waived, could result in the acceleration of debt under such agreements. Any such event of default or acceleration could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Conflicts of Interest

Our Advisor faces conflicts of interest relating to the purchase and leasing of properties and these conflicts may not be resolved in our favor, which could adversely affect our investment opportunities.

We rely on our Advisor and the executive officers and other key real estate professionals at our Advisor to identify suitable investment opportunities for us. Several of these individuals are also executive officers or key real estate professionals at AR Global and other entities advised by affiliates of AR Global. Many investment opportunities that are suitable for us may also be suitable for other entities advised by affiliates of AR Global. We do not have any agreements with any of these entities that govern the allocation of investment opportunities. Thus, the executive officers and real estate professionals at our Advisor could direct attractive investment opportunities to other entities advised by affiliates of AR Global.

We and other entities advised by affiliates of AR Global also rely on these executive officers and other key real estate professionals to supervise the property management and leasing of properties. These individuals, as well as AR Global, as an entity, are not prohibited from engaging, directly or indirectly, in any business or from possessing interests in other businesses and ventures, including businesses and ventures involved in the acquisition, development, ownership, leasing or sale of real estate investments.

Our Property Manager is an affiliate of our Advisor and therefore we face conflicts of interest in determining whether to assign certain operating assets to our Property Manager or an unaffiliated property manager.

Our Property Manager is an affiliate of our Advisor. As we acquire each asset, our Advisor will assign such asset to a property manager in the ordinary course of business; however, because our Property Manager is affiliated with our Advisor, our Advisor faces certain conflicts of interest in making this decision because of the compensation that will be paid to our Property Manager.

Our Advisor faces conflicts of interest relating to joint ventures, which could result in a disproportionate benefit to the other venture partners.

We may enter into joint ventures with other entities advised by affiliates of AR Global for the acquisition, development or improvement of properties. Our Advisor may have conflicts of interest in determining which entity advised by affiliates of AR Global enters into any particular joint venture agreement. The co-venturer may have economic or business interests or goals that are or may become inconsistent with our business interests or goals. In addition, our Advisor may face a conflict in structuring the terms of the relationship between our interests and the interest of the affiliated co-venturer and in managing the joint venture. Due to the role of our Advisor and its affiliates, agreements and transactions between the co-venturers with respect to any joint venture will not have the benefit of arm's-length negotiation of the type normally conducted between unrelated co-venturers, which may result in the co-venturer receiving benefits greater than the benefits that we receive. In addition, we may assume liabilities related to the joint venture that exceeds the percentage of our investment in the joint venture.

Our Advisor, AR Global and their officers and employees and certain of our executive officers and other key personnel face competing demands relating to their time, and this may cause returns on our investments to suffer.

Our Advisor, AR Global and its officers and employees and certain of our executive officers and other key personnel and its respective affiliates are key personnel, general partners and sponsors of other entities, including entities advised by affiliates of AR Global, having investment objectives and legal and financial obligations similar to ours and may have other business interests as well. Because these individuals have competing demands on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. If these conflicts occur, the returns on our investments may suffer.

Our officers and directors face conflicts of interest related to the positions they hold with related parties.

Our executive officers are also officers of our Advisor, our Property Manager and other affiliates of AR Global. Our executive officers and our directors also serve in similar capacities at other entities advised by affiliates of AR Global. As a result, these individuals owe duties to these other entities which may conflict with the duties that they owe to us.

These conflicting duties could result in actions or inactions that are detrimental to our business. Conflicts with our business and interests are most likely to arise from involvement in activities related to: (a) compensation to our Advisor and its affiliates, including the Property Manager; (b) allocation of any new investments and management time and services between us and the other entities; (c) our purchase of properties from, or sale of properties, to entities advised by affiliates of AR Global; and (d) investments with entities advised by affiliates of our Advisor.

Our Advisor faces conflicts of interest relating to the structure of the compensation it may receive.

Under the Advisory Agreement, the Advisor is entitled to substantial minimum compensation regardless of performance as well as incentive compensation if certain thresholds are satisfied. The variable portion of the base management fee payable to the Advisor under the Advisory Agreement increases proportionately with the cumulative net proceeds from the issuance of common, preferred or other forms of equity by us. In addition, the Advisor may earn LTIP Units if certain performance conditions are satisfied over a three-year performance period under our multi-year outperformance award agreement with the Advisor. The performance period started in August 2020. These arrangements, coupled with the fact that the Advisor does not maintain a significant equity interest in us, may result in the Advisor taking actions or recommending investments that are riskier or more speculative than absent these compensation arrangements. In addition, these fees and other compensation payable to the Advisor reduce the cash available for investment or other corporate purposes.

Risks Related to Our Corporate Structure

The trading price of our Class A common stock may fluctuate significantly.

The trading price of our Class A common stock may be volatile and subject to significant price and volume fluctuations in response to market and other factors, many of which are out of our control. Among the factors that could affect trading price are:

- our financial condition, including the level of our indebtedness, and performance;

- our ability to grow through property acquisitions, the terms and pace of any acquisitions we may make and the availability and terms of financing or other capital for those acquisitions

- our ability to integrate and manage assets;

- the financial condition of our tenants, including tenant bankruptcies or defaults;

- actual or anticipated quarterly fluctuations in our operating results and financial condition;

- the amount and frequency of our dividend payments;

- additional sales of equity securities, including Class A common stock, or the perception that additional sales may occur;

- our reputation and the reputation of AR Global and its affiliates or other entities advised by AR Global and its affiliates;

- uncertainty and volatility in the equity and credit markets;

- increases in interest rates;

- inflation and continuing increases, or the perception of increases, in the rate of inflation;

- changes in revenue, earnings or estimates, or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to our securities;

- failure to meet analyst revenue or earnings estimates or projections made by our Advisor;

- strategic actions by us or our competitors, such as acquisitions or restructurings;

- the extent of investment in our shares by institutional investors;

- the extent of short-selling of our shares;

- general financial and economic market conditions and, in particular, developments related to market conditions for real estate related companies;

- changes in tax laws;

- economic factors unrelated to our performance; and

- all other risk factors addressed elsewhere in this Annual Report on Form 10-K.

An increase in interest rates could also make an investment in our Class A common stock less attractive if we are not able to increase our dividend rate, which could reduce the trading price of our Class A common stock.

Our failure to meet the New York Stock Exchange's continued listing requirements could result in the suspension and delisting of our Class A common stock.

Our Class A common stock is listed on the New York Stock Exchange ("NYSE"). The NYSE requires listed companies to continue to satisfy certain quantitative and qualitative standards. On August 26, 2025, we received a written notice from the NYSE that we were not in compliance with Section 802.01B of the NYSE Listed Company Manual because our 30-trading-day average global market capitalization was approximately $34.3 million and our stockholders' equity as of June 30, 2025 was approximately $35.5 million, each below the $50 million thresholds required by that rule. We submitted a business plan to the NYSE that we believe demonstrates our potential to regain compliance within 18 months of receipt of the notice in accordance with NYSE procedures. NYSE accepted our business plan, with a deadline of February 26, 2027 to regain conformity with Section 802.01B, and we will be subject to quarterly monitoring for compliance with that plan. We may not be able to achieve the goals of our business plan, or our business plan may not be sufficient to bring us back into compliance with Section 802.01B. If we are fail to regain compliance by the February 26, 2027 deadline, our securities would be subject to suspension and delisting proceedings. The notice had no immediate effect on the listing of our Class A common stock, which continues to trade on the NYSE subject to our compliance with other NYSE continued listing requirements.

If our Class A common stock were delisted from the NYSE, trading could become more difficult for investors, potentially leading to declines in our share price and liquidity. Without a NYSE listing, we and our stockholders may face significant material adverse consequences including: finding it more difficult to obtain market quotations, trading volume could diminish, and a determination that our common stock is a "penny stock," which will require brokers trading in our stock to adhere to more stringent rules and further reduce trading activity. Delisting could also result in negative publicity and make it more difficult for us to raise additional capital. Although our Class A common stock might be eligible to trade on an over-the-counter quotation system, such as the OTCQB or Pink market, we cannot assure you that an active trading market would develop or be sustained there, or that we would be able to list on another national securities exchange.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as "covered securities." If our common stock was not listed on NYSE, such securities would not qualify as covered securities and we would be subject to regulation in each state in which we offer our securities because states are not preempted from regulating the sale of securities that are not covered securities.

Maryland law prohibits certain business combinations, which may make it more difficult for us to be acquired and may discourage a third party from acquiring us in a manner that might result in a premium price to our stockholders.

Under Maryland law, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations, but are not limited to, include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

- any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation's outstanding voting stock; or

- an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of, directly or indirectly, 10% or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under the statute if our Board approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, our Board may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by our Board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

- 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

- two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation's common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. The business combination statute permits various exemptions from its provisions, including business combinations that are exempted by our Board prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our Board has exempted any business combination involving our Advisor or any affiliate of our Advisor or any REIT formed and organized by our sponsor (an entity under common ownership with AR Global). Consequently, the five-year prohibition and the super-majority vote requirements will not apply to business combinations between us and our Advisor or any affiliate of our Advisor, or any REIT advised by any affiliate of our Advisor. As a result, our Advisor and any affiliate of our Advisor may be able to enter into business combinations with us that may not be in the best interest of our stockholders, without compliance with the super-majority vote requirements and the other provisions of the statute. The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

We have a classified board, which may discourage a third party from acquiring us in a manner that might result in a premium price to our stockholders.

Our Board is divided into three classes of directors. At each annual meeting, directors of one class are elected to serve until the annual meeting of stockholders held in the third year following the year of their election and until their successors are duly elected and qualify. The classification of our Board may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all our assets) that might result in a premium price for our stockholders.

We may terminate our advisory agreement in only limited circumstances, which may require payment of a termination fee.

We have limited rights to terminate our Advisor. The initial term of the advisory agreement with the Advisor (as amended from time to time, the "Advisory Agreement") expires on July 1, 2030, but is automatically renewed upon expiration for consecutive five-year terms unless notice of termination is provided by either party 180 days in advance of the expiration of the term. If we terminate the agreement in connection with a change in control, we would be required to pay a termination fee that could be up to $15.0 million plus four times the compensation paid to our Advisor in the previous year, plus expenses. The limited termination rights contained in the Advisory Agreement will make it difficult for us to renegotiate the terms of the Advisory Agreement or replace our Advisor even if the terms of the Advisory Agreement are no longer consistent with the terms generally available to externally-managed entities, which could have a material adverse effect on us.

We depend on our Advisor and our Property Manager to provide us with executive officers, key personnel and all services required for us to conduct our operations and our operating performance may be impacted by any adverse changes in the financial health or reputation of our Advisor and our Property Manager.

We have no employees. Personnel and services that we require are provided to us under contracts with our Advisor and its affiliate, the Property Manager. We depend on our Advisor, and the Property Manager to manage our operations and to acquire and manage our portfolio of assets.

Our success depends to a significant degree upon the contributions of our executive officers and other key personnel of our Advisor and its affiliates, including Nicholas S. Schorsch, Jr., chief executive officer, and Michael LeSanto, our chief financial officer. Neither our Advisor nor any of its affiliates has an employment agreement with these key personnel and we cannot guarantee that all, or any particular one, will remain employed by our Advisor or one of its affiliates and otherwise available to continue to perform services for us. If any of our key personnel were to cease their affiliation with our Advisor or its affiliates, our operating results, business and prospects could suffer. Further, we do not maintain key person life insurance on any person. We believe that our success depends, in large part, upon the ability to our Advisor to hire, retain or contract for services or highly skilled managerial, operational and marketing personnel. We also depend on these key personnel to maintain relationships with firms that have special expertise in certain services or detailed knowledge regarding our investments and assets especially real properties located in the five boroughs of New York City, particularly in Manhattan. If our Advisor loses or is unable to obtain the services of skilled personnel due to an overall labor shortage, lack of skilled labor, increased turnover or labor inflation, our Advisor's ability to manage our business and implement our investment strategies could be delayed or hindered, which could have a material adverse effect on us.

Any adverse changes in the financial condition or financial health of, or our relationship with, our Advisor, or its affiliates, could hinder their ability to successfully manage our operations and our investments. Additionally, changes in ownership or management practices, the occurrence of adverse events affecting our Advisor or its affiliates or other companies advised by our Advisor and its affiliates could create adverse publicity and adversely affect us and our relationship with lenders, tenants or other third-parties with whom we do business.

Our business and operations could suffer if our Advisor or any other party that provides us with services essential to our operations experiences system failures or cyber incidents or a deficiency in cybersecurity.

The internal information technology networks and related systems of our Advisor and other parties that provide us with services essential to our operations are vulnerable to damage from any number of sources, including computer viruses, unauthorized access, energy blackouts, natural disasters, terrorism, war and telecommunication failures. Any system failure or accident that causes interruptions in our operations could result in a material disruption to our business. We may also incur additional costs to remedy damages caused by these disruptions.

As reliance on technology has increased, so have the risks posed to those systems. Our Advisor and other parties that provide us with services essential to our operations must continuously monitor and develop their networks and information technology to prevent, detect, address and mitigate the risk of unauthorized access, misuse, computer viruses, and social engineering, such as phishing. Our Advisor is continuously working, including with the aid of third party service providers, to install new, and to upgrade existing, network and information technology systems, to create processes for risk assessment, testing, prioritization, remediation, risk acceptance, and reporting, and to provide awareness training around phishing, malware and other cyber risks to ensure that our Advisor, and other parties that provide us with services essential to our operations are protected against cyber risks and security breaches. However, these upgrades, processes, new technology and training may not be sufficient to protect us from all risks. Even the most well protected information, networks, systems and facilities remain potentially vulnerable because the techniques and technologies used in attempted attacks and intrusions evolve and generally are not recognized until launched against a target. In some cases attempted attacks and intrusions are designed not to be detected and, in fact, may not be detected.

The remediation costs and lost revenues experienced by a subject of an intentional cyberattack or other event which results in unauthorized third party access to systems to disrupt operations, corrupt data or steal confidential information may be significant and significant resources may be required to repair system damage, protect against the threat of future security breaches or to alleviate problems, including reputational harm, loss of revenues and litigation, caused by any breaches. Additionally, any failure to adequately protect against unauthorized or unlawful processing of personal data, or to take appropriate action in cases of infringement may result in significant penalties under privacy law.

Furthermore, a security breach or other significant disruption involving the information technology networks and related systems of our Advisor or any other party that provides us with services essential to our operations could:

- result in misstated financial reports, violations of loan covenants, missed reporting deadlines or missed permitting deadlines;

- result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of, proprietary, confidential, sensitive or otherwise valuable information (including information about tenants), which others could use to compete against us or for disruptive, destructive or otherwise harmful purposes and outcomes;

- result in our inability to maintain the building systems relied upon by our tenants for the efficient use of their leased space;

- require significant management attention and resources to remedy any damages that result;

- subject us to claims for breach of contract, damages, credits, penalties or termination of leases or other agreements; or

- adversely impact our reputation among our tenants and investors generally.

There can be no assurance that the measures adopted by our Advisor and other parties that provide us with services essential to our operations will be sufficient, and any material adverse effect experienced by our Advisor and other parties that provide us with services essential to our operations could, in turn, have an adverse impact on us.

Our bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain actions and proceedings that may be initiated by our stockholders.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, is the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, other than actions arising under federal securities laws; (b) any Internal Corporate Claim, as such term is defined in the Maryland General Corporation Law (the "MGCL"), or any successor provision thereof, including, without limitation, (i) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employee to us or to our stockholders or (ii) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL, our charter or our bylaws; or (c) any other action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine. Our bylaws also provide that unless we consent in writing, none of the foregoing actions, claims or proceedings may be brought in any court sitting outside the State of Maryland and the federal district courts are, to the fullest extent permitted by law, the sole and exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act of 1933 (the "Securities Act"). These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that the stockholder believes is favorable. Alternatively, if a court were to find these provisions of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving these matters in other jurisdictions.

Maryland law limits the ability of a third party to buy a large stake in us and exercise voting power in electing directors, which may discourage a third party from acquiring us in a manner that might result in a premium price to our stockholders.

The Maryland Control Share Acquisition Act provides that holders of "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by the stockholders by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, excluding all shares of stock owned by the acquirer, by officers or by employees who are directors of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer can exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within specified ranges of voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A "control share acquisition" means, subject to certain exceptions, the acquisition of issued and outstanding control shares. The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the Maryland Control Share Acquisition Act any and all acquisitions of our stock by any person. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Certain provisions in our bylaws and agreements may deter, delay or prevent a change in our control.

Provisions contained in our bylaws may deter, delay or prevent a change in control of our Board, including, for example, provisions requiring qualifications for an individual to serve as a director and a requirement that certain of our directors be "Managing Directors" and other directors be "Independent Directors" as defined in our governing documents. As changes occur in the marketplace for corporate governance policies, the provisions may change, be removed, or new ones may be added.

We depend on our OP and its subsidiaries for cash flow and are structurally subordinated in right of payment to the obligations of our OP and its subsidiaries.

We conduct, and intend to continue conducting, all of our business operations through our OP and accordingly, we rely on distributions from our OP and its subsidiaries to provide cash to pay our obligations or distributions to our stockholders if, or when, we begin to pay distributions again. There is no assurance that our OP or its subsidiaries will be able to, or be permitted to, pay distributions to us that will enable us to pay distributions to our stockholders and meet our other obligations. Each of our OP's subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from these entities. In addition, any claims we may have will be structurally subordinated to all existing and future liabilities and obligations of our OP and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our OP and its subsidiaries will be available to satisfy the claims of our creditors or to pay our stockholders only after all the liabilities and obligations of our OP and its subsidiaries have been paid in full.

<h1 style="text-align:center">U.S. Federal Income Tax Risks</h1>

Failure to qualify as a REIT for prior taxable years would subject us to U.S. federal income tax and potentially state and local tax.

We elected to be taxed as a REIT commencing with our taxable year ended December 31, 2014, but revoked our election, effective as of January 1, 2023. Prior to revoking our REIT election, our qualification as a REIT depended upon our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. We structured, our activities in a manner designed to satisfy all the requirements to qualify as a REIT. However, the REIT qualification requirements are extremely complex and interpretation of the U.S. federal income tax laws governing qualification as a REIT is limited. Furthermore, any opinion of our counsel, regarding qualification as a REIT is not binding on the Internal Revenue Service (the "IRS"). Satisfying the asset tests depended on our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we did not obtain independent appraisals. Our compliance with the REIT income or quarterly asset requirements also depended on our ability to successfully manage the composition of our income and assets on an ongoing basis. Accordingly, if certain of our operations were to be recharacterized by the IRS, such recharacterization could jeopardize our ability to have satisfied all requirements for qualification as a REIT for prior taxable years. Furthermore, future legislative, judicial or administrative changes to the U.S. federal income tax laws could be applied retroactively, which could result in our disqualification as a REIT for prior taxable years.

If the IRS were to determine that we failed to qualify as a REIT for any prior taxable year ended on or before December 31, 2022, and we do not qualify for certain statutory relief provisions, we would be subject to U.S. federal income tax on our taxable income for any such taxable year at the applicable corporate rate. If that were to happen, we would also be disqualified from treatment as a REIT for the four taxable years following the year in which we lost our REIT qualification. Losing our REIT qualification for any prior taxable year(s) could reduce our current and/or future net earnings available for investment or distribution to stockholders because of additional tax liability for any such year(s). In addition, amounts paid to stockholders during any such year(s) that were treated as dividends for U.S. federal income tax purposes would no longer qualify for the dividends paid deduction, for such year(s). If we were to lose our REIT qualification for any prior taxable year(s), we might be required to borrow funds or liquidate some investments in order to pay any applicable tax.

We may be subject to adverse legislative or regulatory tax changes that could increase our tax liability, reduce our operating flexibility, and reduce the market price of shares of our stock.

Changes to the tax laws may occur, and any such changes could have an adverse effect on an investment in shares of our stock or on the market value or the resale potential of our assets. Our stockholders are urged to consult with an independent tax advisor with respect to the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in shares of our stock.

Non-U.S. stockholders will be subject to U.S. federal withholding tax and may be subject to U.S. federal income tax on dividends and other distributions received from us and upon the disposition of shares of our stock.

Subject to certain exceptions, amounts paid to non-U.S. stockholders will be treated as dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits. Such dividends ordinarily will be subject to U.S. withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are treated as "effectively connected" with the conduct by the non-U.S. stockholder of a U.S. trade or business.

Gain recognized by a non-U.S. stockholder upon the sale or exchange of shares of our stock generally will not be subject to U.S. federal income taxation unless such stock constitutes a "U.S. real property interest" ("USRPI"). Shares of any class of our stock that is "regularly traded" on an "established securities market," as such terms are defined by applicable Treasury regulations, will not constitute a USRPI for any non-U.S. stockholder who owned, actually and constructively, 5% or less of the outstanding shares of our stock of that class at all times during the shorter of, the period during which such non-U.S. stockholder held such shares of stock or the five-year period ending on the date of the sale.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 1C. Cybersecurity.

We understand the importance of preventing, assessing, identifying, and managing material risks associated with cybersecurity threats. Cybersecurity processes to assess, identify and manage risks from cybersecurity threats have been incorporated as a part of our overall risk assessment process. On a regular basis we implement into our operations these cybersecurity processes, technologies, and controls to assess, identify, and manage material risks. Specifically, we engage a third-party cybersecurity firm to assist with network and endpoint monitoring, cloud system monitoring and assessment of our incident response procedures. Further, we employ periodic penetration testing and tabletop exercises to inform our risk identification and assessment of material cybersecurity threats.

To manage our material risks from cybersecurity threats and to protect against, detect, and prepare to respond to cybersecurity incidents, we undertake the below listed activities:

• Monitor emerging data protection laws and implement changes to our processes to comply;

• Conduct periodic data handling and use requirement training for our employees;

• Conduct annual cybersecurity management and incident training for employees involved in our systems and processes that handle sensitive data; and

• Conduct regular phishing email simulations for all employees.

Our incident response plan coordinates the activities that we and our third-party cybersecurity providers take to prepare to respond and recover from cybersecurity incidents, which include processes to triage, assess severity, investigate, escalate, contain, and remediate an incident, as well as to comply with potentially applicable legal obligations.

As part of the above processes, we engage with third party providers to review our cybersecurity program and help identify areas for continued focus, improvement, and compliance.

Our processes also include assessing cybersecurity threat risks associated with our use of third-party services providers in normal course of business use, including those in our supply chain or who have access to our tenant and employee data or our systems. Third-party risks are included within our cybersecurity risk management processes discussed above. In addition, we assess cybersecurity considerations in the selection and oversight of our third-party services providers, including due diligence on the third parties that have access to our systems and facilities that house systems and data.

Our Audit Committee of the Board of Directors is responsible for oversight of our risk assessment, risk management, disaster recovery procedures and cybersecurity risks. Members of the Board regularly engage in discussions with management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management and strategy programs.

During the reporting period of this Annual Report on Form 10-K, we have not encountered risks from cybersecurity threats that have materially affected us, or are reasonably likely to materially affect, our business strategy, results of operations or financial position. However, we cannot assure you that we will not experience any such threats or incidents in the future. See "Item 1A. Risk Factors" in this Annual Report on Form 10-K, for additional discussion about cybersecurity-related risks.

Item 2. Properties

The following table presents certain information about the properties we owned as of December 31, 2025:

Portfolio	Acquisition Date	Number of Properties	Rentable Square Feet	Occupancy [1]	Remaining Lease Term [2]
400 E. 67th Street - Laurel Condominium	Sept. 2014	1	58,750	44.3%	11.5
200 Riverside Blvd. - ICON Garage	Sept. 2014	1	61,475	100.0%	11.5
123 William Street	Mar. 2015	1	544,610	79.2%	4.1
8713 Fifth Avenue	Oct. 2018	1	17,500	100.0%	8.9
196 Orchard Street	Jul. 2019	1	60,297	100.0%	9.9
		5	742,632	80.3%	6.1

_____

(1) For a discussion of the significant changes in occupancy during the year ended December 31, 2025, see the "*Liquidity and Capital Resources - Leasing Activity/Occupancy*" section located in Item 7. Management's Discussion and Analysis.

(2) Calculated on a weighted-average basis as of December 31, 2025, as applicable.

Future Minimum Lease Payments

The following table presents future minimum base cash rental payments due to us over the next ten years and thereafter at the properties we owned as of December 31, 2025. To the extent we have leases with contingent rent provisions, these amounts exclude contingent rent payments that would be collected based on provisions related to sales thresholds and increases in annual rent based on exceeding certain economic indexes, among other items.

(In thousands)	Future Minimum Base Rent Payments [1]
2026	$ 26,763
2027	24,182
2028	20,411
2029	19,728
2030	18,344
2031	15,537
2032	11,762
2033	11,162
2034	10,306
2035	8,802
Thereafter	21,379
Total	$ 188,376

_____

(1) For a discussion of the significant changes in occupancy during the year ended December 31, 2025, see the "*Liquidity and Capital Resources - Leasing Activity/Occupancy*" section located in Item 7. Management's Discussion and Analysis.

Future Lease Expirations Table

The following is a summary of lease expirations for the next ten years at the properties we owned as of December 31, 2025:

Year of Expiration	Number of Leases Expiring	Expiring Annualized Straight-Line Rent [1] (In thousands)	Expiring Annualized Straight-Line Rent as a Percentage of the Total Portfolio	Leased Rentable Square Feet (In thousands)	Percentage of Portfolio Leased Rentable Square Feet Expiring
2026	5	$ 1,363	5.0 %	29	5.4 %
2027	8	5,442	20.1 %	124	22.8 %
2028	3	1,154	4.3 %	26	4.7 %
2029	4	1,592	5.9 %	32	5.9 %
2030	2	1,143	4.2 %	29	5.3 %
2031	10	5,466	20.2 %	98	18.0 %
2032	—	—	— %	—	— %
2033	4	1,061	3.9 %	21	3.9 %
2034	2	2,161	8.0 %	10	1.8 %
2035	—	—	— %	—	— %
Thereafter	11	7,707	28.4 %	176	32.2 %
Total	49	$ 27,089	100.0 %	545	100.0 %

_____

(1) Includes tenant concessions, such as free rent, as applicable. For a discussion of the significant changes in occupancy during the year ended December 31, 2025, see the "*Liquidity and Capital Resources - Leasing Activity/Occupancy*" section located in Item 7. Management's Discussion and Analysis.

Tenant Concentration

There were two tenants whose rentable square footage represented greater than 10.0% of total portfolio rentable square footage as of December 31, 2025.

As of December 31, 2025, the following tenants accounted for 5% or more of our total annualized rental income on a straight-line basis, based on leases commenced:

Tenant	% of Annualized
Planned Parenthood Federation of America, Inc	11.7%
Equinox	10.1%
The City of New York - The Department of Youth and Community	7.8%
CVS	7.6%
United States General Services Administration	7.2%
NYS Licensing	6.4%
Marshalls	5.2%

See also "Item 1A. Risk Factors - Risks Related to Our Properties and Operations - We rely significantly on the following major tenants and therefore, are subject to tenant credit concentrations that make us more susceptible to adverse events with respect to these tenants." in this Annual Report on Form 10-K.

Significant Portfolio Properties

The rentable square feet or annualized rental income on a straight-line basis of the properties located at 123 William Street and 196 Orchard Street represent greater than 10% of our total portfolio. As of December 31, 2025, our largest asset, 123 William Street, represents approximately 73% of the total rentable square footage in our portfolio and 67% of annualized straight-line rent. See also "Item 1A. Risk Factors" in this Annual Report on Form 10-K. The tenant concentrations of the properties located at 123 William Street and 196 Orchard Street are summarized below:

123 William Street

The following table lists the tenant at 123 William Street whose annualized rental income on a straight-line basis is greater than 10% of the annualized rental income for commenced leases at this property as of December 31, 2025:

Tenant	Rented Square Feet	Rented Square Feet as a % of Total 123 William Street	Lease Expiration	Remaining Lease Term [1]	Renewal Options	Annualized Rental Income [2]	Annualized Rental Income as a % of 123 William Street
						(In thousands)	
Planned Parenthood Federation of America, Inc	65,242	15.1%	Jul. 2031	5.58	1 - 5 year option	$ 3,337	17.4%
The City of New York - The Department of Youth and Community	40,610	9.4%	Dec. 2037	12.01	1 - 5 year option	$ 2,215	11.6%
United States General Services Administration	48,221	11.2%	Jun. 2027	1.49	None	$ 2,050	10.7%

———————

(1) Remaining lease term in years as of December 31, 2025.

(2) Annualized rental income on a straight-line basis as of December 31, 2025, which includes tenant concessions such as free rent, as applicable.

196 Orchard Street

The following table lists all the tenants at 196 Orchard Street as their annualized rental income on a straight-line basis is greater than 10% of the total annualized rental income for commenced leases at this property as of December 31, 2025:

Tenant	Rented Square Feet	Rented Square Feet as a % of 196 Orchard Street	Lease Expiration	Remaining Lease Term [1]	Renewal Options	Annualized Rental Income [2]	Annualized Rental Income as a % of 196 Orchard Street
						(In thousands)	
CVS	9,956	16.5 %	Aug. 2034	8.7	2 - 5 year options	2,161	33.1 %
Equinox	30,033	49.8 %	Nov. 2038	12.9	2 - 5 year options	2,897	44.3 %
Marshalls	20,308	33.7 %	Oct. 2031	5.8	3 - 5 year options	1,477	22.6 %

_____

(1) Remaining lease term in years as of December 31, 2025.

(2) Annualized rental income on a straight-line basis as of December 31, 2025, which includes tenant concessions such as free rent, as applicable.

Property Financings

See *Note 5 — Mortgage Notes Payable, Net* to our 2025 Financial Statements for information regarding property financings as of December 31, 2025 and 2024.

Item 3. Legal Proceedings.

Other than the consensual foreclosure process with respect to our 1140 Avenue of the Americas property and the foreclosure litigation initiated under the loan and guarantee agreements governing the indebtedness secured by our 400 E. 67th Street and 200 Riverside Blvd. properties other than as described in "*Note 5 — Mortgage Notes Payable, Net* — Debt Covenant Non-Compliance, Cash Sweep Events, Notices of Defaults and of Acceleration and Foreclosure Litigation" to our consolidated financial statements in this Annual Report on Form 10-K, as of the end of the period covered by this Annual Report on Form 10-K, we are not a party to any material pending legal proceedings.

Item 4. Mine Safety Disclosure.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our Class A common stock began trading on the NYSE under the symbol "NYC" as of August 18, 2020.

Holders

As of April 14, 2026, we had 2,692,941 shares of Class A common stock outstanding held by 2,447 stockholders of record.

Dividends

Dividends to Common Stockholders

We did not distribute any dividends in the year ended December 31, 2025. Our Board of Directors plans to reevaluate the dividend policy on a quarterly basis but there is no assurance as to when or if our Board will authorize future dividends or the amount of any future dividends. Any such determination will be dependent upon then-existing conditions, including our earnings, capital requirements, results of operations, financial condition, business prospects and any other factors that our Board of Directors considers relevant.

Unregistered Sales of Equity Securities

There were no unregistered sales of equity securities for the year ended December 31, 2025. The following table presents the unregistered sales of equity securities for the year ended December 31, 2024:

Period of Issuance	Recipient	Agreement	Shares Issued [1]	Issued Share Price [1]
March 2024	The Advisor	Advisory Agreement	70,607	$ 7.54
April 2024	The Advisor	Advisory Agreement	68,308	$ 6.58
April 2024	The Advisor	Property Management Agreement	22,857	$ 6.58
May 2024	The Advisor	Advisory Agreement	88,543	$ 5.72

_____

(1) Retroactively adjusted for the effects of the Reverse Stock Split

Each of the issuances above reflect the issuance of our Class A common stock in lieu of cash of $0.5 million per month for the base management fee and $0.1 million per month for the property management fee due to the Advisor for services rendered or property management fee, as applicable. Each issuance of shares to the Advisor was made in reliance on the exemption from registration in Section 4(a)(2) of the Securities Act of 1933, as amended.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Dollar Value that May Yet Be Purchased Under the Plans or Programs
December 1, 2025 to December 31, 2025	—	$ —	—	$ —
December 1, 2024 to December 31, 2024	26,625	$ 8.69	—	$ —
Total	26,625	$ 8.69	—	$ —

_____

(1) On December 20, 2024, we entered into an agreement with a shareholder, pursuant to which we purchased the following Class A common stock (the "Repurchased Shares") held by such shareholder based on the market price on the day of purchase and we reimbursed such shareholder for certain expenses incurred in connection with the foregoing equal to the difference between $639,000 and the amounts paid by the Company for the Repurchased Shares.

Item 6. [Reserved].

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with our 2025 Financial Statements. The following information contains forward-looking statements, which are subject to risks and uncertainties. Should one or more of these risks or uncertainties materialize, actual results may differ materially from those expressed or implied by the forward-looking statements. Please see *"Forward-Looking Statements"* and *"Item 1A. Risk Factors"* elsewhere in this Annual Report on Form 10-K for a description of these risks and uncertainties.

Overview

We are an externally managed company that currently owns a portfolio of commercial real estate located within the five boroughs of New York City, primarily Manhattan. Our real estate assets consist of office properties and certain real estate assets that accompany office properties, including retail spaces and amenities and parking garages that do not accompany office spaces. As of December 31, 2025, we owned five properties consisting of 0.7 million rentable square feet acquired for an aggregate purchase price of $442.7 million.

On December 30, 2022, we announced that we were changing our business strategy by expanding the scope of the assets and businesses we may own and operate. By investing in other asset types, we may generate income that does not otherwise constitute income that qualifies for purposes of qualifying as a REIT. As a result, on January 9, 2023, our Board authorized termination of our REIT election which became effective as of January 1, 2023. Historically, we had filed an election to be taxed as a REIT commencing with our taxable year ended December 31, 2014, which remained in effect with respect to each subsequent taxable year ending on or before the year ended December 31, 2022.

In furtherance of this strategy, we disposed of our 1140 Avenue of the Americas property in 2025. We pursued a cooperative consensual foreclosure with the lender and in connection with this, we removed the related assets and liabilities from our consolidated balance sheet and recognized a gain of $47.9 million that is reflected in the consolidated statements of operations for the year ended December 31, 2025. See "Item 2. Properties."

On January 11, 2023 we effected a 1-for-8 reverse stock split that was previously approved by our Board, resulting in each outstanding share of Class A common stock being converted into 0.125 shares of common stock, with no fractional shares being issued (the "Reverse Stock Split"). For additional information, see *Note 9 — Stockholders' Equity* to our 2025 Financial Statements. Also, effective January 19, 2023, we amended our charter to change our name to "American Strategic Investment Co." from "New York City REIT, Inc." Trading of our Class A common stock on the New York Stock Exchange under the new name began on January 20, 2023 under the existing trading symbol "NYC."

Substantially all of our business is conducted through the OP and its wholly-owned subsidiaries. Our Advisor manages our day-to-day business with the assistance of our Property Manager. Our Advisor and Property Manager are under common control with AR Global and these related parties receive compensation and fees for providing services to us. We also reimburse these entities for certain expenses they incur in providing these services to us. In an effort to preserve our operating cash, we have issued shares of our Class A common stock in lieu of cash to our Advisor and Property Manager as payment for providing services to us. For additional information, please see *Note 11 — Related Party Transactions* to our 2025 Financial Statements.

Management Update on the New York City Real Estate Market

The pace of recovery in the New York City office market from the COVID-19 pandemic continues to be challenged as leasing and occupancy trends for the broader market have slowed, leading political, community, and business leaders to propose repositioning plans for many New York City office assets that are experiencing high vacancy rates.

The adverse economic impacts since the onset of the COVID-19 pandemic have caused us to experience challenges in leasing up available space and maintaining occupancy in our properties. These challenges with leasing activity have negatively impacted, and continue to impact, our results of operations, cash flows, and ability to comply with certain mortgage debt covenants. For additional information on our leasing activity for the year ended December 31, 2025 and 2024, please see *Results of Operations — Leasing Activity* below.

Our Portfolio

As of December 31, 2025, two of our mortgages encumbering three of our properties aggregating $60.0 million in principal are in either default and/or remained in a cash trap events. See the *Liquidity and Capital Resources* section elsewhere in this Annual Report on Form 10-K for more information. The lenders holding one of such mortgages in default, which is in respect of our 1140 Avenue of the Americas property, have accelerated the debt outstanding under the applicable loan agreement and in June 2025 initiated foreclosure litigation as a result of alleged defaults. In September 2025, the Company and the lender agreed to pursue a cooperative consensual foreclosure. On September 11, 2025, the court overseeing the foreclosure appointed a receiver, and the Company ceased managing the property. As a result of the consensual foreclosure and the appointment of the receiver, the Company removed its related assets and liabilities from the consolidate balance sheet as of September 30, 2025. In addition, the 400 E. 67th Street/200 Riverside Blvd. properties are also in default and the lenders have accelerated the debt outstanding under the applicable loan agreement. See also *Note 5 – Mortgage Notes Payable, Net — Debt Covenant Non-Compliance, Cash Sweep Events, Notices of Defaults and of Acceleration and Foreclosure Litigation* to our condensed consolidated financial statements in this Annual Report on Form 10-K for further discussion.

Our portfolio is primarily comprised of office and retail tenants. We have collected 98% of cash rent due across our entire portfolio for the year ended December 31, 2025. We expect our cash rent collections will stay at that level, however there can be no assurance that we will be able to collect cash rent due in the future.

We intend to continue focusing on selling performing properties, entering into new leases, and divesting from underperforming assets. However, we cannot predict with certainty the outcome of these actions in terms of generating liquidity.

We face significant liquidity constraints due to a combination of factors, including sustained declines in rental income, constrained cash flow from operations, and ongoing debt service obligations. Our portfolio consists primarily of office properties located in Manhattan, which have been adversely impacted by shifts in market demand following the COVID-19 pandemic. While we have successfully executed lease transactions to mitigate vacancy risk, new leases have been signed at market rental rates below prior contractual rates, resulting in decreased revenue compared to historical levels.

Our cash outlays consist principally of professional fees, consultant fees, legal fees, insurance costs, auditing costs, general and administrative expenses, principal and interest payments on debts, property maintenance, property taxes, and other property-related expenses not covered by tenants. To the extent we need to raise additional capital to meet our obligations, there can be no assurance that financing will be available when needed. If we are unable to sell certain assets as anticipated or at expected prices, we may not have sufficient cash to fund operations and commitments. Although there can be no assurance that external financing will be available on favorable terms when needed, our Advisor has indicated both the ability and willingness to lend us funds pursuant to promissory notes to address liquidity requirements, if necessary.

Significant and Critical Accounting Policies and Estimates

Set forth below is a summary of the significant accounting estimates and critical accounting policies that management believes is important to the preparation of our consolidated financial statements. Certain of our accounting estimates are particularly important for an understanding of our financial position and results of operations and require the application of significant judgment by our management. As a result, these estimates are subject to a degree of uncertainty. These significant accounting estimates and critical accounting policies include:

Revenue Recognition

Our revenue from tenants, which are derived primarily from lease contracts, include rents that each tenant pays in accordance with the terms of each lease reported on a straight-line basis over the initial term of the lease. As of December 31, 2025, these leases had a weighted-average remaining lease term of 6.1 years. Because many of our leases provide for rental increases at specified intervals, straight-line basis accounting requires that we record a receivable for, and include in revenue from tenants, unbilled rent receivables that we will only receive if the tenant makes all rent payments required through the expiration of the initial term of the lease. When we acquire a property, the acquisition date is considered to be the commencement date for purposes of this calculation. For new leases after acquisition, the commencement date is considered to be the date the tenant takes control of the space. For lease modifications, the commencement date is considered to be the date the lease modification is executed. We defer the revenue related to lease payments received from tenants in advance of their due dates. Pursuant to certain of our lease agreements, tenants are required to reimburse us for certain property operating expenses (recorded in total revenue from tenants), in addition to paying base rent, whereas under certain other lease agreements, the tenants are directly responsible for all operating costs of the respective properties. To the extent such costs exceed the tenants base year, some of our leases require the tenant to pay its allocable share of increases in operating expenses, which may include common area maintenance costs, real estate taxes and insurance. Under ASC 842, we have elected to report combined lease and non-lease components in a single line "Revenue from tenants." For expenses paid directly by the tenant, under both ASC 842 and 840, we have reflected them on a net basis.

We continually review receivables related to rent and unbilled rents receivable and determine collectability by taking into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. Under the leasing standard adopted on January 1, 2019, we are required to assess, based on credit risk, if it is probable that we will collect virtually all of the lease payments at the lease commencement date and we must continue to reassess collectability periodically thereafter based on new facts and circumstances affecting the credit risk of the tenant. In fiscal years ended December 31, 2025, 2024 and 2023, respectively, this assessment has included consideration of the impacts of the COVID-19 pandemic on our tenant's ability to pay rents in accordance with their contracts. Partial reserves, or the ability to assume partial recovery are no longer permitted. If we determine that it is probable that we will collect virtually all of the lease payments (base rent and additional rent), the lease will continue to be accounted for on an accrual basis (i.e., straight-line). However, if we determine that it is not probable that we will collect virtually all of the lease payments, the lease will be accounted for on a cash basis and the straight-line rent receivable accrued will be written off, as well as any accounts receivable, where it was subsequently concluded that collection was not probable. Cost recoveries from tenants are included in revenue from tenants in accordance with current accounting rules, on the accompanying consolidated statements of operations and comprehensive loss in the period the related costs are incurred, as applicable.

Investments in Real Estate

Investments in real estate are recorded at cost. Improvements and replacements are capitalized when they extend the useful life of the asset. Costs of repairs and maintenance are expensed as incurred.

At the time an asset is acquired, we evaluate the inputs, processes and outputs of the asset acquired to determine if the transaction is a business combination or asset acquisition. If an acquisition qualifies as a business combination, the related transaction costs are recorded as an expense in the consolidated statements of operations and comprehensive loss. If an acquisition qualifies as an asset acquisition, the related transaction costs are generally capitalized and subsequently amortized over the useful life of the acquired assets. See the *Purchase Price Allocation* section below for a discussion of the initial accounting for investments in real estate.

Disposal of real estate investments that represent a strategic shift in operations that will have a major effect on our operations and financial results are required to be presented as discontinued operations in the consolidated statements of operations. No properties were presented as discontinued operations during the years ended December 31, 2025, 2024 or 2023, respectively. Properties that are intended to be sold are to be designated as "held for sale" on the consolidated balance sheets at the lesser of carrying amount or fair value less estimated selling costs when they meet specific criteria to be presented as held for sale, most significantly that the sale is probable within one year. We evaluate probability of sale based on specific facts including whether a sales agreement is in place and the buyer has made significant non-refundable deposits. Properties are no longer depreciated when they are classified as held for sale. As of December 31, 2025 and 2024, we did not have any properties held for sale.

Purchase Price Allocation

In both a business combination and an asset acquisition, we allocate the purchase price of acquired properties to tangible and identifiable intangible assets or liabilities based on their respective fair values. Tangible assets may include land, land improvements, buildings, fixtures and tenant improvements on an as if vacant basis. Intangible assets may include the value of in-place leases and above- and below- market leases and other identifiable assets or liabilities based on lease or property specific characteristics. In addition, any assumed mortgages receivable or payable and any assumed or issued non-controlling interests (in a business combination) are recorded at their estimated fair values. In allocating the fair value to assumed mortgages, amounts are recorded to debt premiums or discounts based on the present value of the estimated cash flows, which is calculated to account for either above or below-market interest rates. In a business combination, the difference between the purchase price and the fair value of identifiable net assets acquired is either recorded as goodwill or as a bargain purchase gain. In an asset acquisition, the difference between the acquisition price (including capitalized transaction costs) and the fair value of identifiable net assets acquired is allocated to the non-current assets. There were no acquisitions during the years ended December 31, 2025, 2024 or 2023, respectively.

For acquired properties with leases classified as operating leases, we allocate the purchase price of acquired properties to tangible and identifiable intangible assets acquired and liabilities assumed, based on their respective fair values. In making estimates of fair values for purposes of allocating purchase price, we utilize a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. We also consider information obtained about each property as a result of our pre-acquisition due diligence in estimating the fair value of the tangible and intangible assets acquired and intangible liabilities assumed.

Tangible assets include land, land improvements, buildings, fixtures and tenant improvements on an as-if vacant basis. We utilize various estimates, processes and information to determine the as-if vacant property value. Estimates of value are made using customary methods, including data from appraisals, comparable sales, discounted cash flow analysis and other methods. Fair value estimates are also made using significant assumptions such as capitalization rates, discount rates, fair market lease rates and land values per square foot.

Identifiable intangible assets include amounts allocated to acquire leases for above- and below-market lease rates and the value of in-place leases as applicable. Factors considered in the analysis of the in-place lease intangibles include an estimate of carrying costs during the expected lease-up period for each property, taking into account current market conditions and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at contract rates during the expected lease-up period, which typically ranges from six to 24 months. We also estimate costs to execute similar leases including leasing commissions, legal and other related expenses.

Above-market and below-market lease values for acquired properties are initially recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management's estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining initial term of the lease for above-market leases and the remaining initial term plus the term of any below-market fixed rate renewal options for below-market leases.

The aggregate value of intangible assets related to customer relationship, as applicable, is measured based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with the tenant. Characteristics considered by us in determining these values include the nature and extent of its existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals, among other factors.

Accounting for Leases

Lessor Accounting

In accordance with the lease accounting standard, all of our leases as lessor prior to adoption were accounted for as operating leases. We evaluate new leases originated after the adoption date (by us or by a predecessor lessor/owner) pursuant to the new guidance where a lease for some or all of a building is classified by a lessor as a sales-type lease if the significant risks and rewards of ownership reside with the tenant. This situation is met if, among other things, there is an automatic transfer of title during the lease, a bargain purchase option, the non-cancelable lease term is for more than major part of remaining economic useful life of the asset (e.g., equal to or greater than 75%), the present value of the minimum lease payments represents substantially all (e.g., equal to or greater than 90%) of the leased property's fair value at lease inception, or the asset so specialized in nature that it provides no alternative use to the lessor (and therefore would not provide any future value to the lessor) after the lease term. Further, such new leases are be evaluated to consider whether they would be failed sale-leaseback transactions and accounted for as financing transactions by the lessor. For the three year period ended December 31, 2025, we did not have any leases as a lessor that would be considered as sales-type leases or financings under sale-leaseback rules.

As a lessor of real estate, we elected, by class of underlying assets, to account for lease and non-lease components (such as tenant reimbursements of property operating expenses) as a single lease component as an operating lease because (a) the non-lease components have the same timing and pattern of transfer as the associated lease component; and (b) the lease component, if accounted for separately, would be classified as an operating lease. Additionally, only incremental direct leasing costs may be capitalized under the accounting guidance. Indirect leasing costs in connection with new or extended tenant leases, if any, are being expensed.

Lessee Accounting

For lessees, the accounting standard requires the application of a dual lease classification approach, classifying leases as either operating or finance leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. Lease expense for operating leases is recognized on a straight-line basis over the term of the lease, while lease expense for finance leases is recognized based on an effective interest method over the term of the lease. Also, lessees must recognize a right-of-use asset ("ROU") and a lease liability for all leases with a term of greater than twelve months regardless of their classification. Further, certain transactions where at inception of the lease the buyer-lessor accounted for the transaction as a purchase of real estate and a new lease, may now be required to have symmetrical accounting to the seller-lessee if the transaction was not a qualified sale-leaseback and accounted for as a financing transaction. For additional information and disclosures related to the Company's operating leases, see *Note 10 - Commitments and Contingencies* to our 2025 Financial Statements.

We are the lessee under a land leases which was previously classified as an operating lease prior to adoption of ASC 842 and will continue to be classified as an operating lease under transition elections unless subsequently modified. These lease is reflected on our consolidated balance sheets and the rent expense is reflected on a straight-line basis over the lease term.

Depreciation and Amortization

Depreciation is computed using the straight-line method over the estimated useful lives of up to 40 years for buildings, 15 years for land improvements, five to seven years for fixtures and improvements, and the shorter of the useful life or the remaining lease term for tenant improvements and leasehold interests.

The value of in-place leases, exclusive of the value of above-market and below-market in-place leases, is amortized to expense over the remaining periods of the respective leases.

The value of customer relationship intangibles, if any, is amortized to expense over the initial term and any renewal periods in the respective leases, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. If a tenant terminates its lease, the unamortized portion of the in-place lease value and customer relationship intangibles is charged to expense.

Assumed mortgage premiums or discounts, if applicable, are amortized as a reduction or increase to interest expense over the remaining term of the respective mortgages.

Above and Below-Market Lease Amortization

Capitalized above-market lease values are amortized as a reduction of revenue from tenants over the remaining terms of the respective leases and the capitalized below-market lease values are amortized as an increase to revenue from tenants over the remaining initial terms plus the terms of any below-market fixed rate renewal options of the respective leases. If a tenant with a below-market rent renewal does not renew any remaining unamortized amount will be taken into income at that time.

Capitalized above-market ground lease values are amortized as a reduction of property operating expense over the remaining terms of the respective leases. Capitalized below-market ground lease values are amortized as an increase to property operating expense over the remaining terms of the respective leases and expected below-market renewal option periods.

Derivative Instruments

We may use derivative financial instruments to hedge all or a portion of the interest rate risk associated with our borrowings. Certain of the techniques used to hedge exposure to interest rate fluctuations may also be used to protect against declines in the market value of assets that result from general trends in debt markets. The principal objective of such agreements is to minimize the risks and costs associated with our operating and financial structure as well as to hedge specific anticipated transactions.

We record all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. We may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply, or we elect not to apply hedge accounting.

The accounting for subsequent changes in the fair value of these derivatives depends on whether each has been designated and qualifies for hedge accounting treatment. If we elect not to apply hedge accounting treatment, any change in the fair value of these derivative instruments is recognized immediately in gains (losses) on derivative instruments in the accompanying consolidated statements of operations and comprehensive loss. If the derivative is designated and qualifies for hedge accounting treatment, the change in the estimated fair value of the derivative is recorded in other comprehensive income (loss) to the extent that it is effective. Any ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

Gain on Dispositions of Real Estate Investments

Gains on sales of rental real estate are not considered sales to customers and will generally be recognized pursuant to the provisions included in ASC 610-20, *Gains and Losses from the Derecognition of Nonfinancial Assets*.

Impairment of Long-Lived Assets

We periodically assess whether there are any indicators that the value of a property may be impaired or that the carrying value may not be recoverable. The indicators include, but are not limited to, (i) sustained net operating losses, (ii) significant change in occupancy, (iii) significant decline in rent collection, economic changes, (iv) if a property will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. To determine whether an asset is impaired, the carrying value of the property or asset group is compared to the estimated future undiscounted cash flows that we expect the property or asset group will generate, including any estimated proceeds from the eventual sale of the property or asset group. The estimated future undiscounted cash flows consider factors such as expected future operating income, market and other applicable trends and residual value, as well as the effects of leasing demand, competition and other factors. We estimate the expected future operating income using in-place contractual rents and market rents. We also estimate the lease-up period, market rents and residual values using market information from external sources such as third-party market research, external appraisals, broker quotes, or recent comparable sales. For residual values, we apply a selected market capitalization rate based on current market data.

If an impairment exists, due to the inability to recover the carrying value of a property, we would recognize an impairment loss in the consolidated statement of operations and comprehensive (loss) to the extent that the carrying value exceeds the estimated fair value of the property for properties to be held and used. For properties held for sale, the impairment loss recorded would equal the adjustment to fair value less estimated cost to dispose of the asset. For properties to be held and used, we estimate the fair value of the property's asset group by developing a discounted cash flow analysis, which considers factors such as lease up period, expected future operating income, market and other applicable trends, residual value, and discount rate. These assessments have a direct impact on earnings because recording an impairment loss results in an immediate negative adjustment to net earnings. We recorded impairment charges on three properties for $30.6 million and two properties for $112.5 million during the years ended December 31, 2025 and 2024, respectively. For additional information, please see *Note 4 — Real Estate Investments* to our 2025 Financial Statements.

Recently Issued Accounting Pronouncements

See *Note 3 — Summary of Significant Accounting Policies* — *"Recently Issued Accounting Pronouncements"* to our 2025 Financial Statements for a discussion of recently issued accounting pronouncements.

Results of Operations

Below is a discussion of our results of operations for the years ended December 31, 2025 and 2024. Please see the "Results of Operations" section located on page 33 under Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2024 for a discussion of our results of operations for the year ended December 31, 2024, and year-to-date comparisons between 2024 and 2023.

Leasing Activity and Occupancy

As of December 31, 2025 and 2024, our overall portfolio occupancy was 80.3% and 80.8%, respectively. The following table is a summary of our quarterly leasing activity for the year ended December 31, 2025:

	Q1 2025		Q2 2025		Q3 2025		Q4 2025
Leasing activity:							
New and replacement leases:							
New and replacement leases commenced		1		6		3	3
Total square feet leased		11,521		72,016		20,308	13,531
Annualized straight-line rent per square foot [(1)]	$	9.5	$	40.46	$	72.72	$ 44.71
Weighted-average lease term (years) [(2)]		0.1		13.9		13.3	4.3
Terminated or Expired Leases:							
Number of leases terminated or expired		—		2		3	2
Square feet		—		32,356		24,116	15,359
Annualized straight-line rent per square foot	$	—	$	34.74	$	52.02	$ 46.89

————————

(1) Represents the GAAP basis annualized straight-line rent that is recognized over the term on the respective leases, includes free rent, periodic rent increases, and excludes recoveries.

(2) The weighted-average remaining lease term (years) is based on annualized straight-line rent.

Our total portfolio occupancy decreased during the year ended December 31, 2025 to 80.3% from a total portfolio occupancy of 80.8% as of December 31, 2024 from the following:

- Occupancy at 123 William Street decreased to 79.2% as of December 31, 2025, compared to 82.3% as of December 31, 2024.

- Occupancy at 400 E. 67th Street remained the same at 44.3% as of the year ended December 31, 2025 and December 31, 2024.

- Occupancy at our properties located at 196 Orchard Street, 200 Riverside Blvd. and 8713 Fifth Avenue remained the same at 100.0% as of December 31, 2025 and December 31, 2024.

Comparison of Year Ended December 31, 2025 to 2024

As of December 31, 2025, we owned five properties, all of which were acquired prior to January 1, 2025. Our results of operations for the year ended December 31, 2025 as compared to the year ended December 31, 2024 primarily reflect changes due to leasing activity and occupancy.

Net Loss Attributable to Common Stockholders

Net loss attributable to common stockholders was $21.2 million for the year ended December 31, 2025, as compared to $140.6 million for the year ended December 31, 2024. The following table shows our results of operations for the years ended December 31, 2025 and December 31, 2024 and the year to year change by line item of the consolidated statements of operations:

(in thousands)	Year Ended December 31, 2025	Year Ended December 31, 2024	Increase (Decrease) $
Revenue from tenants	$ 43,275	$ 61,570	$ (18,295)
Operating expenses:			
Asset and property management fees to related parties	7,281	7,751	(470)
Property operating expenses	27,454	34,185	(6,731)
Impairment of real estate investments	30,558	112,541	(81,983)
Equity-based compensation	364	408	(44)
General and administrative	8,270	9,216	(946)
Depreciation and amortization	12,816	18,408	(5,592)
Total operating expenses	86,743	182,509	(95,766)
Operating loss before gain (loss) on sale of real estate investments	(43,468)	(120,939)	77,471
Gain (loss) on disposal of real estate investments	47,867	(276)	48,143
Operating loss	4,399	(121,215)	125,614
Other income (expenses):			
Interest expense	(15,281)	(19,488)	4,207
Interest expense associated with property in receivership	(10,318)	—	(10,318)
Other income	6	112	(106)
Total other expenses	(25,593)	(19,376)	(6,217)
Net loss before income taxes	(21,194)	(140,591)	119,397
Income tax expense	—	—	—
Net loss and Net loss attributable to common shareholders	$ (21,194)	$ (140,591)	$ 119,397

Revenue from Tenants

Revenue from tenants decreased $18.3 million to $43.3 million for the year ended December 31, 2025, compared to $61.6 million for the year ended December 31, 2024, primarily due to the dispositions of our 1140 Avenue of the Americas and 9 Times Square properties during the years ended December 31, 2025 and December 31, 2024, respectively, resulting in a $18.3 million decrease in revenue from tenants.

Asset and Property Management Fees to Related Parties

Fees for asset and property management services to our Advisor and Property Manager were $7.3 million for the year ended December 31, 2025 and $7.8 million for the year ended December 31, 2024, respectively. For additional information on fees incurred from our Advisor and Property Manager, please see *Note 11 — Related Party Transactions and Arrangements* to our 2025 Financial Statements.

Property Operating Expenses

Property operating expenses decreased by $(6.7) million to $27.5 million for the year ended December 31, 2025, compared to $34.2 million for the year ended December 31, 2024. The decrease in expenses is primarily related to the sale of 9 Times Square during the year ended December 31, 2024.

Impairments of Real Estate Investments

During the year ended December 31, 2025, we recorded an impairment charge of $7.1 million on our 1140 Avenue property. This charge was recognized to reduce the property's carrying value to its estimated fair value.

During the year ended December 31, 2025, we recorded impairment charges totaling $13.1 million, related to our 400 E. 67th Street/200 Riverside Blvd. properties. These charges were recognized to reduce the carrying value of the property to its estimated fair value.

During the year ended December 31, 2025, we recorded impairment charges totaling $10.3 million, related to our 196 Orchard Street property. These charges were recognized to reduce the carrying value of the property to its estimated fair value.

During the year ended December 31, 2024, we recorded an impairment charges of $86.6 million related to our 9 Times Square property. We recorded impairment charges for this property because we determined that the carrying value exceeded our estimate of the net sale price of the property as of June 30, 2023. This property was sold in December 2024.

In addition, we recorded impairment charges of $25.8 million for the year ended December 31, 2024 on our 400 E. 67th Street property. We determined that the carrying value exceeded the fair market value of the asset as of September 30, 2024.

Gain (loss) on Disposition of Real Estate Investments

During the year ended December 31, 2025, we recorded a gain on disposition of real estate investments of $47.9 million related to our 1140 Avenue of Americas property after the receiver took control of the Property. During the year ended December 31, 2024, we recorded a loss on disposition of real estate investments of $0.3 million related to our 9 Times Square property. See *Note 6 — Property Dispositions* to our 2025 Financial Statements for further details.

Equity-Based Compensation

Equity-based compensation remained consistent at $0.4 million for the year ended December 31, 2025 from $0.4 million for the year ended December 31, 2024. These amounts are comprised of restricted share amortization expense.

General and Administrative Expenses

General and administrative expenses decreased $0.9 million to $8.3 million for the year ended December 31, 2025 compared to $9.2 million for the year ended December 31, 2024. The decrease in expenses is primarily related to the consensual foreclosure of 1140 Avenue of the Americas during the year ended December 31, 2025.

Pursuant to the Advisory Agreement, reimbursement for administrative and overhead expenses and reimbursements for salaries, wages, and benefits are subject to an annual limit. During the years ended December 31, 2025 and 2024 the annual limits on reimbursement for administrative and overhead expenses on and for salaries, wages, and benefit were reached. See *Note 11 — Related Party Transactions and Arrangements* to our 2025 Financial Statements for further details.

Depreciation and Amortization

Depreciation and amortization expense decreased $5.6 million to $12.8 million for the year ended December 31, 2025, compared to $18.4 million for the year ended December 31, 2024. The decrease was primarily due to a lower depreciable asset base between periods primarily relating to the disposals of our 1140 Avenue of the Americas and 9 Times Square properties in the third quarter of 2025 and fourth quarter of 2024, respectively. For more information, please see our 2024 Annual Report. There have been no new property acquisitions since January 1, 2023 that would increase the depreciable base during the periods presented.

Interest Expense

Interest expense decreased $4.2 million to $15.3 million for the year ended December 31, 2025 compared to $19.5 million for the year ended December 31, 2024. The decrease in interest expense can primarily be attributed to the interest expense related to the 1140 Avenue of the Americas property in court appointed receivership. During the year ended December 31, 2025 and 2024, our weighted-average outstanding debt balance was $251.0 million and $350.0 million, respectively, with a weighted-average effective interest rate of 4.56% in each period.

Interest Expense Associated with Property in Receivership

Interest expense increased to $10.3 million for the year ended December 31, 2025 as compared to $0.0 for the year ended December 31, 2024. The increase in interest expense associated with property in receivership is due to the court appointment of a receiver for 1140 Avenue of Americas.

Cash Flows from Operating Activities

The following table represents a reconciliation of our net cash used in operations from our net loss for the years ended December 31, 2025 and 2024:

	Year Ended December 31,		Increase
	2025	2024	(Decrease)
Cash flows from operating activities:			
Net loss	$ (21,194)	$ (140,591)	$ 119,397
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	12,816	18,408	$ (5,592)
Amortization of deferred financing costs	1,181	1,182	$ (1)
Accretion of below- and amortization of above-market lease liabilities and assets, net	(300)	(476)	$ 176
Equity-based compensation	364	408	$ (44)
Common stock issued to the Advisor in connection with Advisor related fees	—	1,610	$ (1,610)
(Gain)/loss on dispositions of real estate	(47,867)	276	$ (48,143)
Impairments of real estate investments	30,558	112,541	$ (81,983)
Changes in assets and liabilities:			
Straight-line rent receivable	(606)	869	$ (1,475)
Straight-line rent payable	(188)	109	$ (297)
Prepaid expenses, other assets and deferred costs	1,730	238	$ 1,492
Accounts payable, accrued expenses and other liabilities	15,557	2,369	$ 13,188
Deferred revenue	196	(942)	$ 1,138
Net cash used in operating activities	(7,753)	(3,999)	(3,754)

The level of cash flows used in or provided by operating activities is affected by the volume of acquisition activity, the restricted cash we are required to maintain, the timing of interest payments, the receipt of scheduled rent payments and the level of property operating expenses.

Cash Flows from Investing Activities

The following table presents our net cash provided by (used in) investing activities for the years ended December 31, 2025 and 2024:

	Year Ended December 31,		Increase
	2025	**2024**	**(Decrease)**
Cash flows from investing activities:			
Reduction of cash from disposal of assets	—	—	—
Capital expenditures	(757)	(1,291)	534
Net proceeds from sale of real estate investments	—	61,148	(61,148)
Reduction of cash from derecognition of assets	(3,028)	—	(3,028)
Net cash provided by (used in) investing activities	(3,785)	59,857	(63,642)

Cash Flows from Financing Activities

The following table presents our net cash (used in) provided by financing activities for the years ended December 31, 2025 and 2024:

	Year Ended December 31,		Increase
	2025	**2024**	**(Decrease)**
Cash flows from financing activities:			
Proceeds from notes payable to related parties	650	725	(75)
Repayments of notes payable to related parties	—	(725)	725
Payment of mortgage note payable	—	(49,500)	49,500
Repurchases of common stock	—	(231)	231
Net cash provided by (used in) financing activities	650	(49,731)	50,381

Liquidity and Capital Resources

Our principal demands for cash are to fund operating and administrative expenses, capital expenditures, tenant improvement and leasing commission costs related to our properties and our debt service obligations. We expect to fund these cash demands in the short term through a combination of current cash on hand, net cash provided by our property operations and net cash provided by potential property dispositions. However, there remains significant uncertainty regarding our longer-term liquidity position if market conditions do not improve, or if we are unable to execute on planned liquidity initiatives, in which case we may face challenges in meeting future obligations, which could have a material adverse effect on our business, financial condition, and results of operations. See *Note 2 — Going Concern* to our 2025 Financial Statements.

Cash, Cash Equivalents and Restricted Cash

As of December 31, 2025, we had cash and cash equivalents of $1.3 million as compared to $9.8 million as of December 31, 2024. Under certain covenants of our mortgage loans, we are required to maintain a minimum net worth in excess of $100.0 million and minimum liquid assets (i.e., cash, cash equivalents and restricted cash) of $5.0 million, which totaled $8.0 million as of December 31, 2025.

We had restricted cash of $6.8 million as of December 31, 2025 as compared to $9.2 million as of December 31, 2024, respectively. Our restricted cash balance includes a cash sweep for 400 E. 67th Street for $3.7 million and $4.2 million, as of December 31, 2025 and December 31, 2024, respectively, and the remaining balance of restricted cash is comprised of various escrow accounts and other cash accounts with restricted uses. We are able to use a portion of our restricted cash for certain property operating expenses and capital expenditures.

Segregated Cash Accounts - Loan Covenant Breaches

The New York City real estate market continues to be challenged as a result of the impacts of the COVID-19 pandemic and the related changing nature of in-office working arrangements, which previously caused, and may in the future cause certain of our tenants to be unable to make rent payments to us timely, or at all, and could continue to have, an adverse effect on the amount of cash we receive from our operations and therefore our ability to fund operating expenses and other capital requirements. Beginning in the third and fourth quarters of 2020, the operating results at some of our properties, including our 1140 Avenue of the Americas, 400 E. 67th Street/200 Riverside Blvd. and 8713 Fifth Avenue properties, were negatively impacted by the COVID-19 pandemic causing cash trap events under the non-recourse mortgages, where excess operating cash flow from the property, if any, after debt service was held in restricted cash as additional collateral for the loan, for those properties to be triggered. Thus, we were not able to use excess cash flow, if any, from the properties (while the cash trap events were active - see below), to fund operating expenses at our other properties and other capital requirements during the year ended December 31, 2025.

As of December 31, 2025, we are operating under three cash traps at 400 E. 67th Street/200 Riverside Blvd. and 8713 Fifth Avenue, which together, represent 19% of the rentable square feet in our portfolio as of December 31, 2025. However, our 8713 Fifth Avenue property has not generated excess cash after debt service and as of December 31, 2025 there is no related cash maintained in a segregated and restricted cash account for that property. Additionally, as of December 31, 2025, we are operating under one cash sweep at our 400 E. 67th Street/200 Riverside Blvd. properties. Under these lease sweep periods, any excess cash generated, if any, is to be held in a segregated reserve account controlled by the lender as additional collateral. This swept cash is classified as restricted cash on our consolidated balance sheet. As of December 31, 2025, we had $3.7 million retained by the lender in a restricted cash account for our 400 E. 67th Street/200 Riverside Blvd. properties. For additional information please see *Note 5 — Mortgage Notes Payable* to our 2025 Financial Statements.

Financings

We define our leverage as the ratio between our net debt, which is calculated as our gross debt of $251.0 million less cash and cash equivalents of $1.3 million divided by our gross asset value, which is calculated as the carrying value of our total assets of $445.2 million plus our accumulated depreciation and amortization of $80.6 million. As of December 31, 2025, our net debt was $249.7 million, our gross asset value was $525.7 million and our leverage was 47.5%.

As of December 31, 2025, our gross borrowings totaled $251.0 million, which bore interest at a weighted-average annual rate of 4.56% (excluding default interest) and had a weighted-average maturity of 1.5 years. All of our properties are encumbered under mortgage notes payable, and are not available to satisfy other debts and obligations, or to serve as collateral with respect to new indebtedness, as applicable, unless the existing indebtedness associated with the property is satisfied.

Additionally, on December 18, 2024, our wholly-owned subsidiary, ARCNYC570SEVENTH, LLC, consummated the sale of 9 Times Square to 9 Times Square Acquisitions, LLC, pursuant to that certain purchase and sale agreement, dated August 1, 2024, as amended on November 19, 2024. The 9 Times Square property was sold for a gross purchase price of $63.5 million.

Mortgage Notes Payable

We had four mortgage loans secured by our five properties with an aggregate balance of $251.0 million as of December 31, 2025 with a weighted-average effective interest rate of 4.56% (excluding default interest). All our mortgage loans bear interest at a fixed rate. This excludes our 1140 Avenue of the Americas property, which is in a consensual foreclosure process.

Debt Covenant Non-Compliance, Cash Sweep Events, Notices of Defaults and of Acceleration and Foreclosure Litigation

1140 Avenue of the Americas

We have breached both a debt service coverage provision and a reserve fund provision under our non-recourse mortgage secured by the 1140 Avenue of the Americas property in each of the last 21 quarters ended December 31, 2025. The principal amount of the loan was $99.0 million as of December 31, 2025. The principal amount of the loan was $99.0 million and reflected as debt associated with property in receivership on the consolidated balance sheet as of December 31, 2025. See *Note 6 — Property Dispositions* to our 2025 Financial Statements.

We were informed by the lender on February 19, 2025 that we were in default under the loan agreement for failure to make certain scheduled interest payments. We made the payments in question in full on the same day the default notice was received by us as a cure for the February event of default. On April 7, 2025, the lender notified us that the principal balance due under such loan agreement had been accelerated and all amounts under such loan agreement were due and payable as a result of a default described in the notice, together with interest at the default rate set forth in the loan document, which is a rate annum equal to the lesser of (i) the maximum nonusurious interest rate or (ii) five percent (5%) above the interest rate of 4.109% per annum. Such amounts include, but are not limited to, the $99.0 million principal amount of the mortgage note.

On June 27, 2025, the trustee appointed to act on behalf of the lenders filed a complaint with the Supreme Court of the State of New York in the County of New York (the "New York County Court"), naming the OP and our subsidiary borrower under such loan agreement as defendants, requesting the New York County Court initiate foreclosure proceedings on the mortgage on the property and that the OP and such borrower pay the lenders the amount of the debt, inclusive of certain accrued fees and expenses, remaining unsatisfied after the sale of the property. On July 21, 2025, the trustee filed a motion with the New York County Court to appoint a receiver with respect to the property. On August 6, 2025, we filed our answer to such complaint, which admitted in part, denied in part the material allegations and stated that we have insufficient knowledge and information upon which to form a belief as to whether we have, as of yet, unstated affirmative defenses available. Notwithstanding the OP being named as defendant in the complaint, the complaint does not allege events giving rise to a recourse obligation by the OP under the guaranty agreement related to the loan agreement, and we do not believe that any of the allegations against the OP are sufficient to trigger any such recourse obligation of the OP under the guaranty agreement.

In September 2025, we agreed with the lender to pursue a consensual foreclosure. On September 11, 2025, the New York County Court appointed a receiver and we ceased managing the property. As a result of the consensual foreclosure and the appointment of the receiver, we removed our related assets and liabilities from the consolidated balance sheet as of December 31, 2025 and recognized a gain of $47.9 million which is reflected in the consolidated statements of operations for the year ended December 31, 2025.

We also recorded a contract asset of $108.6 million and the related debt associated with property under receivership and accrued interest associated with property under receivership of $99.0 million and $9.6 million, respectively, are included in our consolidated balance sheet as of December 31, 2025. This contract asset represents our right to debt extinguishment once the foreclosure process on the 1140 Avenue of the Americas property is completed.

In addition, the 1140 Avenue of the Americas property includes a ground lease agreement, for more information on the ground lease please see *Note 10 — Commitments and Contingencies*. Upon disposition of the 1140 Avenue of the Americas property, we removed the related ROU asset and lease liability from the condensed consolidated balance sheet.

8713 Fifth Avenue

We have breached a debt service coverage ratio covenant under the non-recourse mortgage secured by 8713 Fifth Avenue in each of the last 21 quarters ended December 31, 2025. The principal amount for the loan was $10.0 million as of December 31, 2025. The breach of this covenant did not result in an event of default but rather triggered an excess cash flow sweep period. The excess cash flow sweep period will continue until the covenant breaches are cured in accordance with the terms of the loan agreement. This property has not generated any excess cash since the breach occurred and thus no cash has ever been trapped related to this property.

Additionally, in the event that the debt service coverage ratio covenant remains in breach at or below the current level for two consecutive calendar quarters and the lender reasonably determines that such breach is due to the property being imprudently managed by the current manager, the lender has the right, but not the obligation, to require that we replace the current manager with a third party manager chosen by us. We have remained in breach for two consecutive quarters as of December 31, 2025, although, the lender has not exercised their right to replace the current manager.

400 E. 67th Street/200 Riverside Blvd.

We entered a lease sweep period under the non-recourse mortgage secured by 400 E. 67th Street/200 Riverside Blvd. in the year ended December 31, 2025, resulting from a near-maturity lease with a major tenant at the property which expired in the third quarter of 2024. The principal amount for the loan was $50.0 million as of December 31, 2025. Under the loan agreement, a lease sweep period is triggered, when (i) the date that is twelve months prior to the end of the term of the major lease, (ii) the date required by the major tenant to give notice of its exercise of a renewal option, (iii) any major tenant lease is surrendered or terminated prior to the expiration date, (iv) if the major tenant discontinues its operations and the major tenants long term debt is not rated lower than investment grade, (v) any material default under the major tenant's lease, or (vi) any major tenant insolvency proceeding.

Under the lease sweep period, any excess cash generated, if any, is to be held in a segregated reserve account controlled by the lender as additional collateral. As of December 31, 2025 and December 31, 2024, we had $3.7 million and $4.2 million, respectively, in cash swept that is retained by the lender and recorded within restricted cash on our consolidated balance sheet.

On November 19, 2024, the lender sent a notice to us alleging that we were in default under the loan agreement governing the loan secured by the non-recourse mortgage on the property for events that occurred in the third and fourth quarters of 2023, specifically our failure to establish a cash management account for excess cash sweeps over monthly debt service requirements. The lender had been remitting excess cash on their own accord until the period of cash sweep was put into effect in 2024 as described above. In that notice of default, the lender asserted we owe an estimated $1.0 million in excess cash to be deposited into the loan reserve account. We responded to such notice of default on February 20, 2025 rejecting the assertions made by the lender, which we believed were without merit as a result of the lender's failure to implement a cash management account and our inability to take such action unilaterally due to the mechanics for receipt of lease payments provided for by the loan agreement. Beginning in March 2025, the lender began charging default interest to us, currently totaling $3.3 million. On June 10, 2025, the lender sent a second notice to us alleging defaults under such loan agreement as a result of (i) our failure to pay the outstanding amount due thereunder beginning in April 2025 and (ii) our failure to cooperate with the lender to comply with the aforementioned cash management procedures. The second default notice reaffirmed that, as a result of the aforementioned defaults, interest was accruing at the default rate under the loan agreement and made a demand that all unpaid amounts due under the loan agreement be paid. As of the date of this Annual Report on Form 10-K, we have not responded to the second default notice. Further, we incurred a liability as of June 30, 2025 in relation to the June 10, 2025 default notice.

On November 6, 2025, we received a notice from the a special servicer on behalf of the lender identifying certain additional events of default, specifically incurrence of indebtedness that does not constitute permitted indebtedness and incurrence of liens that are not in favor of the lender or permitted encumbrances, subject to certain exceptions, as a result of our alleged failure to make certain additional payments and certain liens filed on the property as a result thereof. In such notice, the lender notified us that, due to the alleged events of default under the loan agreement, the loan had been accelerated, and all amounts under the loan agreement were due and payable, together with interest at the default rate set forth in the loan agreement, which is a rate annum equal to the lesser of (i) the maximum rate permitted by applicable law, or (ii) four percent (4%) above the interest rate of 4.516% per annum, compounded monthly. Such amounts include, but are not limited to, the $50.0 million principal amount of the promissory notes evidencing the loan agreement. We are evaluating our options with respect to the property and there can be no assurance as to the resolution of these matters with the lender.

On January 21, 2026, the trustee appointed to act on behalf of the lenders filed a complaint with the New York County Court, naming the OP and our subsidiary borrowers under such loan agreement as defendants, requesting the New York County Court initiate foreclosure proceedings on the mortgage on the property and that the OP and such borrower pay the lenders the amount of the debt, inclusive of certain accrued fees and expenses, remaining unsatisfied after the sale of the property.

March 16, 2026, we filed our answer to such complaint, which admitted in part and denied in part the material allegations and asserted certain affirmative defenses. While the OP is named as a defendant in the complaint and the complaint alleges facts that under certain circumstances could give rise to limited recourse obligation by the OP under the guaranty agreement related to the loan agreement, we do not believe that any of the allegations against the OP are sufficient to trigger any such recourse obligation of the OP under the guaranty agreement.

Other Debt Covenants

Except as described herein, we were in compliance with the remaining covenants under our other mortgage notes payable as of December 31, 2025 and, continue to monitor compliance with those provisions. If we experience additional lease terminations, due to tenant bankruptcies or otherwise, or tenants placed on a cash basis continue to not pay rent, it is possible that certain of the covenants on other loans may be breached and we may also become restricted from accessing excess cash flows from those properties. Similar to the loans discussed above, our other mortgages also contain cash management provisions that are not considered events of default, and as such, acceleration of principal would only occur upon an event of default.

The loan agreements for 123 William Street, 8713 Fifth Avenue and 196 Orchard do not contain cross-default provisions such that the default matters related to 1140 Avenue of the Americas or 400 E. 67th Street/200 Riverside Blvd., and the acceleration of the outstanding obligation under the loan agreement related to the 1140 Avenue of the Americas or the 400 E. 67th/200 Riverside Blvd. properties, is not expected to have an impact on those properties under such loan agreements.

Assets Held For Sale

During the quarter ended September 30, 2024 we entered into a definitive purchase and sale agreement to sell our 9 Times Square property for a contract sales price of $63.5 million. On December 18, 2024, we sold the property for $63.5 million and realized net proceeds of $10.7 million.

Related Party Payments Made with Common Stock Issuances in Lieu of Cash

During the year ended December 31, 2025, there were no related party payments made with common stock issuances in lieu of cash. During the year ended December 31, 2024, we were able to preserve cash through an arrangement with our Advisor. Pursuant to the Advisory Agreement, the Advisor has the option to elect to receive shares of our common stock in lieu of cash for the asset management, property management, and administrative services it provides us with. For the months described below, the Company paid related party fees in shares in lieu of cash. For more information see *Note 11 — Related Party Transactions and Arrangements* to our 2025 Financial Statements for further details.

A summary of amounts invested by the Advisor during the years ended December 31, 2025 and 2024 is as follows:

Period of Issuance	Recipient	Shares Issued	Issued Share Price
March 2024	The Advisor	70,607	$ 7.54
April 2024	The Advisor	68,308	$ 6.58
April 2024	The Advisor	22,857	$ 6.58
May 2024	The Advisor	83,543	$ 5.72

We continue to focus on increasing occupancy of the portfolio by seeking replacement tenants for leases that had expired or otherwise have been terminated. We believe that certain market tenant incentives we have used and expect to continue to use, including free rent periods and tenant improvements, will support our occupancy rate and extend the average duration of our leases upon commencement of executed leases. Our ability to generate net cash from our property operations depends, in part on the amount of additional cash we are able to generate through our leasing initiatives, which is not assured, and on our ability to access any excess cash we are able to generate from properties that are encumbered by mortgages where a cash trap event has occurred (see below for more details), which also is not assured.

In addition to our focus on increasing occupancy, we have also begun to focus on expense reduction initiatives, that target expenses such as tax appeals and the renegotiation and bidding of contracted services, along with other expenses. While the focus on reducing expenses may help lower operating expenses, there can be no assurance we will be able to do so.

Leasing Activity and Occupancy

We had a decrease in occupancy level to 80.3% across our portfolio as of December 31, 2025, as compared to 80.8% as of December 31, 2024. The changes in occupancy were as follows:

- Occupancy at 123 William Street decreased to 79.2% as of December 31, 2025 compared to 82.3% as of December 31, 2024. The decrease in occupancy was due to a lease expiration during the year ended December 31, 2025.

- Occupancy at 400 E. 67th Street remained flat at 44.3% as of December 31, 2025 and December 31, 2024.

- Occupancy at our properties located at 196 Orchard Street, 200 Riverside Blvd. and 8713 Fifth Avenue remained the same at 100.0% as of December 31, 2025 and December 31, 2024.

We continue to focus on increasing occupancy of the portfolio by seeking new and replacement tenants for leases that expired or otherwise have been terminated. We believe that certain market tenant incentives we have used and expect to continue to use, including free rent periods and tenant improvements, will support our occupancy rate and extend the average duration of our leases upon commencement of executed leases. These incentives have delayed, and may delay or reduce cash flow in the future for some period. Our ability to generate net cash from our property operations depends, in part on the amount of additional cash we can generate through new or renewal leases, which is not assured, and on our ability to access any excess cash we are able to generate from properties that are encumbered by mortgages where a cash trap event has occurred (see below for more details), which also is not assured.

Capital Expenditures

For the years ended December 31, 2025 and 2024 we funded an aggregate of $0.8 million and $1.3 million, respectively, of capital expenditures primarily related to tenant improvements at certain of our properties.

We may invest in additional capital expenditures to further enhance the value of our properties. Additionally, many of our lease agreements with tenants include provisions for tenant improvement allowances. The amount we expect to invest in capital expenditures during the full year 2025, including amounts we expect to fund under new or replacement leases, will likely be similar to the amount invested in 2024.

We funded our capital expenditures during the year ended December 31, 2025 with (i) cash on hand, which included proceeds from previous financings, and (ii) cash retained from the Advisor either from (a) deferring payment of related-party management fees to the Advisor as needed or (b) providing a bridge loan when necessary.

Acquisitions and Dispositions

We had no acquisitions during the year ended December 31, 2025. During the year ended December 31, 2025, we lost our economic interest and control therefore disposed of our 1140 Avenue of the Americas property. In September 2025, we and the lender pursued a cooperative consensual foreclosure. On September 11, 2025, the New York County Court appointed a receiver and we ceased managing the property. In connection with this, we removed its related assets and liabilities from the consolidated balance sheet effective September 11, 2025, the date the New York County Court appointed receiver took control of the property (excluding accounts payable and accrued expenses totaling approximately $2.0 million, retained by us), and recognized a gain of $47.9 million that is reflected in the consolidated statements of operations for the year ended December 31, 2025.

We also recorded a contract asset of $108.6 million and the related debt associated with property under receivership and accrued interest associated with property under receivership of $99.0 million and $9.6 million, respectively, are included in the consolidated balance sheet as of December 31, 2025. This contract asset represents our right to debt extinguishment once the foreclosure process on the 1140 Avenue of the Americas property is completed.

In addition, the 1140 Avenue of the Americas property includes a ground lease agreement, for more information on the ground lease please see *Note 10 — Commitments and Contingencies*. Upon disposition of the 1140 Avenue of the Americas property, we removed the related ROU asset and lease liability from the consolidated balance sheet.

We disposed of our 9 Times Square property during the year ended December 31, 2024 for a gross purchase price $63.5 million, and we determined the property was impaired by $86.6 million during the year ended December 31, 2024. We disposed of our Hit Factory property during the year ended December 31, 2023 for a contract sales price $4.5 million, and we determined the property was impaired by $0.5 million during the year ended December 31, 2023.

There were no acquisitions or dispositions of properties subsequent to December 31, 2025 and prior to filing of this Annual Report on Form 10-K.

Non-GAAP Financial Measures

This section discusses the non-GAAP financial measures we use to evaluate our performance, including earnings before interest, taxes, depreciation and amortization ("EBITDA") as well as adjusted EBITDA.

EBITDA and adjusted EBITDA are both non-GAAP metrics and should not be construed to be more relevant or accurate than other metrics calculated and presented in accordance with GAAP, including net loss, in evaluating our operating performance. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than non-GAAP metrics.

We consider EBITDA and adjusted EBITDA useful indicators of our performance. Because these metrics' calculations exclude such factors as depreciation and amortization of real estate assets, interest expense, impairment charges, equity-based compensation, gains or losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), these metrics' presentations facilitate comparisons of operating performance between periods and between other companies that use these measures.

As a result, we believe that the use of these non-GAAP metrics together with the required GAAP presentations, provide a more complete understanding of our performance, including relative to our peers and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. However, these non-GAAP metrics are not indicative of cash available to fund ongoing cash needs, including the ability to pay cash dividends and capital expenditures. Investors are cautioned that these non-GAAP metrics should only be used to assess the sustainability of our operating performance excluding these activities, as they exclude certain costs that have a negative effect on our operating performance during the periods in which these costs are incurred.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization

We define adjusted EBITDA as net loss excluding (i) interest expense, (ii) income tax expense, (iii) depreciation and amortization expense, (iv) impairment charges, (v) interest income and other income or expense, (vi) gains or losses on debt extinguishment, (vii) equity-based compensation expense, (vii) acquisition and transaction costs, (viii) gain or loss on asset sales, and (ix) expenses paid with issuances of our common stock in lieu of cash.

The below table presents a reconciliation of our EBITDA and our adjusted EBITDA from net loss for the years ended December 31, 2025 and 2024:

(in thousands)	Years Ended	
	December 31, 2025	December 31, 2024
Net loss and net loss attributable to common stockholders (in accordance with GAAP)	$ (21,194)	$ (140,591)
Interest expense	15,281	19,488
Interest expense associated with property in receivership	10,318	—
Tax expense (benefit)	—	—
Depreciation and amortization	12,816	18,408
EBITDA	**17,221**	**(102,695)**
Impairment of real estate investments	30,558	112,541
(Gain) loss on disposition of real estate investments [1]	(47,867)	276
Equity-based compensation	364	408
Other income	(6)	(112)
Management fees paid in common stock to the Advisor in lieu of cash	—	1,610
Adjusted EBITDA	**$ 270**	**$ 12,028**

————

[1] During the year ended December 31, 2025 the Company recognized a gain of $47.9 million related to the disposition of 1140 Avenue of the Americas. During the year ended December 31, 2024, the Company recognized a loss of $0.3 million related to the disposition of 9 Times Square.

Previous election as a REIT

We elected to be taxed as a REIT, effective commencing with our taxable year ended December 31, 2014 through our taxable year ended December 31, 2022, as a result of the Board authorized revocation of our REIT election which became effective as of January 1, 2023. We believe that, during the period commencing with our taxable year ended December 31, 2014 through December 31, 2022, we were organized and operated in a manner so that we qualified as a REIT. To qualify as a REIT during that period, we were required to distribute annually at least 90% of our REIT taxable income (which does not equal net income as calculated in accordance with GAAP) determined without regard for the deduction for dividends paid and excluding net capital gains, and comply with a number of other organizational and operational requirements. As a REIT, we were generally not be subject to U.S. federal corporate income tax on the portion of our REIT taxable income that we distributed to our stockholders. A tax loss for a particular year eliminated the need to distribute REIT taxable income to meet the 90% distribution requirement for that year and minimized or eliminated the need to pay distributions in order to meet the distribution requirement in one or more subsequent years. We had a loss for tax purposes in 2022 and therefore there was no REIT taxable income requiring distribution to maintain our qualification as a REIT for the year ended December 31, 2022.

Inflation

We may be adversely impacted by inflation on the leases that do not contain indexed escalation provisions, or those leases which have escalations at rates which do not exceed or approximate current inflation rates. As of December 31, 2025, the increase to the twelve-month CPI for all items, as published by the Bureau of Labor Statistics, was 2.7%. To help mitigate the adverse impact of inflation, approximately 70.4% of our leases with our tenants contain rent escalation provisions which the cash rent that is due over time by an average cumulative increase of 1.6% per year. These provisions generally increase rental rates during the terms of the leases either at fixed rates or other measures. As of December 31, 2024, approximately 70.4%, based on straight-line rent, are fixed-rate and 29.6% do not contain any escalation provisions.

In addition, we may be required to pay costs for maintenance and operation of properties which may adversely impact our results of operations due to potential increases in costs and operating expenses resulting from inflation. However, to the extent such costs exceed the tenants base year, many but not all of our leases require the tenant to pay its allocable share of operating expenses, which may include common area maintenance costs, real estate taxes and insurance. This may reduce our exposure to increases in costs and operating expenses resulting from inflation. As the costs of general goods and services continue to rise, we may be adversely impacted by increases in general and administrative costs due to overall inflation. See "Item 1A. Risk Factors—Risks Related to Investments in Real Estate—Inflation may have an adverse effect on our investments and results of operations."

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The market risk associated with financial instruments is the risk of loss from adverse changes in market prices or interest rates. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. From time to time, we may enter into interest rate hedge contracts such as swaps, caps, collars and treasury lock agreements in order to mitigate our interest rate risk with respect to various debt instruments. We will not hold or issue these derivative contracts for trading or speculative purposes. We do not have any foreign operations and thus we are not exposed to foreign currency fluctuations.

As of December 31, 2025, our debt consisted of fixed-rate or swapped to fixed-rate secured mortgage notes payable with an aggregate carrying value of $251.0 million and a fair value of $224.3 million. As of December 31, 2024, our debt consisted of fixed-rate or swapped to fixed-rate secured mortgage notes payable with an aggregate carrying value of $350.0 million and a fair value of $287.5 million. Changes in market interest rates have no impact on interest expense incurred on the notes net of related swap payments or receipts.

However, changes in market interest rates would have an impact on the fair value of our related mortgage notes net of the impact on the related interest rate swap. For instance, if interest rates rise 100 basis points and our net fixed rate debt balance remains constant, we expect the fair value of our net obligation to decrease, the same way the price of a bond declines as interest rates rise. The sensitivity analysis related to our net fixed–rate debt assumes an immediate 100 basis point move in interest rates from their December 31, 2025 levels, with all other variables held constant. A 100 basis point increase in market interest rates would result in a decrease in the fair value of our net fixed-rate debt by $1.3 million. A 100 basis point decrease in market interest rates would result in an increase in the fair value of our net fixed-rate debt by $5.3 million.

These amounts were determined by considering the impact of hypothetical interest rate changes on our borrowing costs, and assuming no other changes in our capital structure. As the information presented above includes only those exposures that existed as of December 31, 2025 and does not consider exposures or positions arising after that date. The information represented herein has limited predictive value. Future actual realized gains or losses with respect to interest rate fluctuations will depend on cumulative exposures, hedging strategies employed and the magnitude of the fluctuations.

Item 8. Financial Statements and Supplementary Data.

The information required by this Item 8 is hereby incorporated by reference to our Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

On October 16, 2025, the Audit Committee of the Board of Directors dismissed PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm, effective immediately. The decision to change our independent registered public accounting firm was the result of a competitive bid process, as well as a focus on streamlining our cost structure and reducing general and administrative expenses.

PwC served as our independent registered public accounting firm for the fiscal years ended December 31, 2023 and 2024. PwC's audit reports on the consolidated financial statements for those periods did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except for an emphasis-of-matter paragraph regarding significant liquidity constraints included in PwC's audit report for the fiscal year ended December 31, 2024.

During the two fiscal years ended December 31, 2024 and the subsequent interim period through October 16, 2025, there were no (i) disagreements, as defined in Item 304(a)(1)(iv) of Regulation S-K, on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to PwC's satisfaction, would have caused PwC to make reference to such matters in its reports. During that same period, there were also no reportable events that would require disclosure, as described in Item 304(a)(1)(v) of Regulation S-K.

Following the completion of the competitive bid process, on October 16, 2025, the Audit Committee appointed CBIZ CPAs P.C. ("CBIZ CPAs") to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2025, including the review of interim unaudited financial statements and related disclosures included in the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025, subject to CBIZ CPAs' completion of customary client acceptance procedures and execution of an engagement letter.

During the two fiscal years ended December 31, 2024 and the subsequent interim period through the appointment of CBIZ CPAs, neither the registrant nor anyone acting on its behalf consulted CBIZ CPAs regarding (i) the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the financial statements, and no written report or oral advice was provided to the Company by BIZ CPAs that CBIZ CPAs concluded was an important factor considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issue, nor (ii) any matter that was the subject of a disagreement or a reportable event, as defined in Item 304(a)(1)(iv) and Item 304(a)(1)(v) of Regulation S-K, respectively.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

In accordance with Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of December 31, 2025, the end of the period covered by this Annual Report on Form 10-K. Our disclosure controls and procedures include internal controls and other procedures designed to provide reasonable assurance that information required to be disclosed in this and other reports filed under the Exchange Act is recorded, processed, summarized and reported within the required time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures. It should be noted that no system of controls can provide complete assurance of achieving a company's objectives and that future events may impact the effectiveness of a system of controls.

Based on that evaluation of our disclosure controls and procedures as of December 31, 2025, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective at a reasonable level of assurance, due to material weaknesses in internal controls described below.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) or 15d-15(f) promulgated under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making that assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework (2013). Based on its assessment, our management concluded that, as of December 31, 2025, our internal control over financial reporting was not effective based on those criteria as a result of the material weaknesses described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As of December 31, 2025, management identified material weaknesses in internal control over financial reporting related to:

- A lack of segregation of duties over journal entry preparation, posting, and approval, and the absence of a standardized, documented independent review and approval process of journal entries following the end of each quarterly period to allow for a detailed review of accounting transaction that would identify errors in a timely manner.

- Internal control over financial reporting where evidence of the sufficiency of managements review controls could not be determined including the objectives, review procedures, precision/thresholds, timing, and evidence of performance, which were not sufficiently defined or retained.

- Internal control over the safeguarding, segregation, and financial reporting of tenant security deposits.

Management is in the process of evaluating and implementing remediation measures to address the identified material weaknesses. However, the material weaknesses will not be considered remediated until these controls have been designed, implemented, and operating effectively for a sufficient period of time.

Management intends to take the following actions in order to remediate the aforementioned identified material weaknesses in internal controls:

- Management is evaluating its ability to update the current accounting software to enable a dual action control over system journal entries. The proposed functionality would require two separate individuals for each journal entry made within the system. There would be clear segregation of duties for the creator and poster of the entry. Additionally, management plans to design and implement a new quarterly control that will ensure all period journal entries are reviewed in a timely manner in order to identify errors.

- Management plans to review its current controls over financial reporting to ensure each control is addressing the weaknesses identified. Management will design and implement new controls to resolve any areas of financial reporting that do not provide proper assurance.

- Management will design and implement additional controls to ensure cash security deposits received from tenants are properly identified and held in a segregated account in accordance with local laws. Additionally, for items identified, Management will transfer the required security deposit amounts into established segregated accounts.

This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Following the listing of shares of our Class A common stock on the NYSE, we went from being non-traded to being publicly-traded. However, the effectiveness of our internal control over financial reporting has not been audited by our independent registered public accounting firm because we remain a "nonaccelerated filer" as defined under SEC rules.

Changes in Internal Control over Financial Reporting

Other than described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act) during the three months ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Trading Plans

During our last fiscal quarter, no director or officer, as defined in Rule 16a-1(f), adopted or terminated any contract, instruction or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act or any "non-Rule 10b5-1 trading arrangement" as defined in Regulation S-K Item 408.

Item 9C. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not Applicable.

Item 10. Directors, Executive Officers and Corporate Governance.

We have adopted a Code of Business Conduct and Ethics that applies to all of our executive officers and directors, including but not limited to, our principal executive officer and principal financial officer. A copy of our Code of Business Conduct and Ethics may be obtained, free of charge, by sending a written request to our executive office: 222 Bellevue Ave, Newport, Rhode Island 02840, Attention: Chief Financial Officer. Our Code of Business Conduct and Ethics is also publicly available on our website at *www.americanstrategicinvestment.com*. If we make any substantive amendments to the code of ethics or grant any waiver, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics to our chief executive officer, chief financial officer, chief accounting officer or controller or persons performing similar functions, we will disclose the nature of the amendment or waiver on that website or in a report on Form 8-K.

We have adopted an insider trading policy which governs the purchase, sale and/or any other dispositions of the Company's securities by the Company and its directors, officers and employees and is reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable exchange listing standards. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

The information required by this Item will be set forth in our definitive proxy statement with respect to our 2026 annual meeting of stockholders to be filed not later than 120 days after the end of the 2025 fiscal year, and is incorporated herein by reference.

Item 11. Executive Compensation.

The information required by this Item will be set forth in our definitive proxy statement with respect to our 2026 annual meeting of stockholders to be filed not later than 120 days after the end of the 2025 fiscal year, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item will be set forth in our definitive proxy statement with respect to our 2026 annual meeting of stockholders to be filed not later than 120 days after the end of the 2025 fiscal year, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item will be set forth in our definitive proxy statement with respect to our 2026 annual meeting of stockholders to be filed not later than 120 days after the end of the 2025 fiscal year, and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information required by this Item will be set forth in our definitive proxy statement with respect to our 2026 annual meeting of stockholders to be filed not later than 120 days after the end of the 2025 fiscal year, and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) **Financial Statement Schedules**

See the Index to Consolidated Financial Statements at page F-1 of this Annual Report on Form 10-K.

The following financial statement schedule is included herein at page F-43 of this Annual Report on Form 10-K:

Schedule III – Real Estate and Accumulated Depreciation

(b) **Exhibits**

EXHIBIT INDEX

The exhibits below are included, or incorporated by reference, in this Annual Report on Form 10-K for the year ended December 31, 2025 (and are numbered in accordance with Item 601 of Regulation S-K). References in the exhibits below to American Realty Capital New York City REIT, Inc. reflect exhibits dated prior to our name change to New York City REIT, Inc. effective March 13, 2019 and references in the exhibits below to New York City REIT, Inc. reflect exhibits dated prior to our name change to American Strategic Investment Co. effective January 19, 2023.

Exhibit No.	Description
3.1 [1]	Articles of Amendment and Restatement
3.2 [2]	Articles of Amendment relating to corporate name change
3.3 [1]	Amended and Restated Bylaws of New York City REIT, Inc.
3.4 [3]	Amendment to Amended and Restated Bylaws of New York City REIT, Inc.
3.5 [24]	Second Amendment to Amended and Restated Bylaws of New York City REIT, Inc.
3.6 [4]	Articles of Amendment relating to reverse stock split
3.7 [4]	Articles of Amendment relating to par value decrease and common stock name change
3.8 [4]	Articles Supplementary classifying and designating Class B common stock
3.9 [5]	Articles Supplementary classifying and designating Series A Preferred Stock
3.10 [23]	Articles Supplementary reclassifying Class B common stock into Class A common stock
3.11 [21]	Articles of Amendment relating to Reverse Stock Split (2023)
3.12 [21]	Articles of Amendment relating to par value decrease (2023)
3.13 [22]	Articles of Amendment relating to name change (2023)
4.1 [5]	Amended and Restated Agreement of Limited Partnership of New York City Operating Partnership, L.P., dated as of August 18, 2020
4.2 [5]	Amended and Restated Distribution Reinvestment Plan of New York City REIT, Inc.
4.3 [5]	Amended and Restated Rights Agreement, dated as of August 17, 2020, between New York City REIT, Inc. and Computershare Trust
4.4 *	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
4.5 [18]	Amendment, dated as of August 12, 2021, to the Amended and Restated Rights Agreement, dated as of August 17, 2020, between New York City REIT, Inc. and Computershare Trust Company, N.A. as Rights Agent
4.6 [20]	Second Amendment, dated as of August 10, 2022, to the Amended and Restated Rights Agreement, as amended, dated as of August 17, 2020, between New York City REIT, Inc. and Computershare Trust Company, N.A. as Rights Agent
4.7 [22]	Third Amendment, dated as of January 23, 2023, to the Amended and Restated Rights Agreement, as amended by Amendment No. 1, dated August 12, 2021, and Amendment No. 2, dated August 10, 2022, between American Strategic Investment Co. and Computershare Trust Company, N.A. as Rights Agent
4.8 [19]	Certificate of Notice of New York City REIT, Inc.
4.9 [22]	Certificate of Notice of American Strategic Investment Co.
10.1 [6]	Second Amended and Restated Advisory Agreement, dated as of November 16, 2018, by and among American Realty Capital New York City REIT, Inc., New York City Operating Partnership, L.P. and New York City Advisors, LLC.
10.2 [7]	Property Management and Leasing Agreement, dated as of April 24, 2014, by and among American Realty Capital New York City REIT, Inc., New York City Operating Partnership, L.P. and New York City Properties, LLC.
10.3 [8]	First Amendment, dated as of April 13, 2018, to Property Management and Leasing Agreement, dated as of April 24, 2014, by and among American Realty Capital New York City REIT, Inc., New York City Operating Partnership, L.P. and New York City Properties, LLC.
10.4 [6]	Second Amendment, dated as of November 16, 2018, to Property Management and Leasing Agreement, dated as of April 24, 2014, by and among American Realty Capital New York City REIT, Inc., New York City Operating Partnership, L.P. and New York City Properties, LLC.
10.5 [8]	Property Management and Leasing Agreement, dated as of April 13, 2018, by and among New York City Properties, LLC and the other parties thereto.
10.6 [9]	Amended and Restated Employee and Director Incentive Restricted Share Plan of American Realty Capital New York City REIT, Inc., effective as of November 8, 2017.
10.7 [10]	Indemnification Agreement, dated as of December 31, 2014, between the Company and William M. Kahane, Elizabeth K. Tuppeny, Robert T. Cassato, Nicholas S. Schorsch, Michael A. Happel, Gregory W. Sullivan, and RCS Capital Corporation.
10.8 [11]	Indemnification Agreement, dated as of June 5, 2015, between the Company and Nicholas Radesca
10.10 [1]	Form of Indemnification Agreement

Exhibit No.	Description
10.11 [(12)]	Loan Agreement, dated as of June 15, 2016, between ARC NYC1140SIXTH, LLC and Ladder Capital Finance I LLC
10.12 [(12)]	Form of Restricted Stock Award Agreement
10.13 [(13)]	Loan Agreement, dated as of March 6, 2017, between Barclays Bank PLC, as lender, and ARC NYC123WILLIAM, LLC, as borrower.
10.14 [(13)]	Limited Recourse Guaranty, dated as of March 6, 2017, made by New York City Operating Partnership, L.P., as guarantor, in favor of Barclays Bank PLC, as lender.
10.15 [(13)]	Environmental Indemnity Agreement, dated as of March 6, 2017, made by ARC NYC123WILLIAM, LLC, as borrower, and New York City Operating Partnership, L.P., as principal, in favor of Barclays Bank PLC, as indemnitee.
10.16 [(1)]	Loan Agreement, dated as of April 13, 2018, by and among ARC NYC400E67, LLC and ARC NYC200RIVER01, LLC, as borrowers, and Societe Generale, as lender.
10.17 [(1)]	Guaranty of Recourse Obligations made by New York City Operating Partnership, L.P., as guarantor, in favor of Societe Generale, dated as of April 13, 2018.
10.18 [(15)]	Loan Agreement dated as of July 17, 2019 between ARG NYC196ORCHARD, LLC, as Borrower, and Nationwide Life Insurance Company, as Lender.
10.19 [(15)]	Carveout Guaranty dated as of July 17, 2019, by New York City Operating Partnership, L.P., as Guarantor, to and for the benefit of Nationwide Life Insurance Company.
10.20 [(5)]	Listing Note Agreement, dated as of August 18, 2020, between New York City Operating Partnership, L.P. and New York City Special Limited Partnership, LLC
10.21 [(5)]	First Amendment, dated as of August 18, 2020, to Second Amended and Restated Advisory Agreement among New York City REIT, Inc., New York City Operating Partnership, L.P. and New York City Advisors, LLC
10.22 [(5)]	Advisor Multi-Year Outperformance Award Agreement, dated as of August 18, 2020, among New York City REIT, Inc., New York City Operating Partnership, L.P. and New York City Advisors, LLC
10.23 [(5)]	2020 Advisor Omnibus Incentive Compensation Plan of New York City REIT, Inc.
10.24 [(5)]	2020 Omnibus Incentive Compensation Plan of New York City REIT, Inc.
10.25 [(14)]	Equity Distribution Agreement, dated October 1, 2020, among New York City REIT, Inc., New York City Operating Partnership, L.P., Truist Securities, Inc. and B. Riley Securities, Inc.
10.26 [(17)]	Form of Restricted Share Award Agreement pursuant to the 2020 Omnibus Incentive Compensation Plan of New York City REIT, Inc.
10.27 [(23)]	Form of Stock Award Agreement pursuant to the 2020 Advisor Omnibus Incentive Compensation Plan of New York City REIT, Inc.
10.28 [(23)]	Form of Stock Award Agreement pursuant to the 2020 Omnibus Incentive Compensation Plan of New York City REIT, Inc.
10.29 [(19)]	Side Letter, dated February 4, 2022, to the Second Amended and Restated Advisory Agreement, dated as of November 16, 2018, among New York City REIT, Inc., New York City Operating Partnership, L.P. and New York City Advisors, LLC
10.30 [(19)]	Charter Ownership Limit Waiver Agreement, dated February 4, 2022, by and between New York City REIT, Inc. and Edward M. Weil, Jr.
10.31 [(19)]	Charter Ownership Limit Waiver Agreement, dated February 4, 2022, by and between New York City REIT, Inc. and New York City Advisors, LLC
10.32 [(19)]	Rights Plan Waiver Agreement, dated February 4, 2022, by and among New York City REIT, Inc., Bellevue Capital Partners, LLC and New York City Advisors, LLC
10.33 [(20)]	First Amendment to Ownership Limit Waiver Agreement, dated August 10, 2022, by and between New York City REIT, Inc. and New York City Advisors, LLC
10.34 [(20)]	First Amendment to Ownership Limit Waiver Agreement, dated August 10, 2022, by and between New York City REIT, Inc. and Bellevue Capital Partners, LLC
10.35 [(20)]	First Amendment to Waiver Agreement, dated August 10, 2022, by and among New York City REIT, Inc., Bellevue Capital Partners, LLC and New York City Advisors, LLC
10.36 [(22)]	Second Amendment to Waiver Agreement, dated January 23, 2023, by and among American Strategic Investment Co., Bellevue Capital Partners, LLC and New York City Advisors, LLC
10.37 [(25)]	Second Amendment to Second Amended and Restated Advisory Agreement, dated March 29, 2024, by and among American Strategic Investment Co., New York City Operating Partnership, L.P. and New York City Advisors, LLC
10.38 [(25)]	Third Amendment to Property Management and Lease Agreement, dated March 29, 2024, by and among American Strategic Investment Co., New York City Operating Partnership, L.P. and New York City Advisors, LLC
14.1 [(5)]	Amended and Restated Code of Business Conduct and Ethics of New York City REIT, Inc.
19.1*	Insider Trading Policy
21.1 *	List of Subsidiaries of New York City REIT, Inc.
23.1 *	Consent of CBIZ CPAs P.C.
23.2 *	Consent of PricewaterhouseCoopers LLP
31.1 *	Certification of the Principal Executive Officer of the Company pursuant to Securities Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2 *	Certification of the Principal Financial Officer of the Company pursuant to Securities Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32 +	Written statements of the Principal Executive Officer and Principal Financial Officer of the Company pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97 [(27)]	Compensation Clawback Policy
99.1 [(18)]	Certificate of Notice of New York City REIT, Inc. filed with the State Department of Assessments and Taxation of Maryland on February 26, 2021
101.INS *	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

Exhibit No.	Description
101.SCH *	XBRL Taxonomy Extension Schema Document.
101.CAL *	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF *	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB *	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE *	XBRL Taxonomy Extension Presentation Linkbase Document.
104 *	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

_____

*   Filed herewith.

\+   Furnished herewith

(1)   Filed as an exhibit to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 14, 2018.

(2)   Filed as an exhibit to the Company's Annual Report on Form 10-K filed with the SEC on March 15, 2019.

(3)   Filed as an exhibit to our Form 8-K filed with the SEC on May 19, 2020.

(4)   Filed as an exhibit to our Form 8-K filed with the SEC on August 5, 2020.

(5)   Filed as an exhibit to our Form 8-K filed with the SEC on August 18, 2020.

(6)   Filed as an exhibit to the Company's Form 8-K filed with the SEC on November 19, 2018.

(7)   Filed as an exhibit to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 14, 2014.

(8)   Filed as an exhibit to the Company's Tender Offer Statement on Schedule TO filed with the SEC on June 15, 2018.

(9)   Filed as an exhibit to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 13, 2017.

(10) Filed as an exhibit to the Company's Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 4 to Form S-11 filed with the SEC on January 7, 2015.

(11) Filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on June 8, 2015.

(12) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2016.

(13) Filed as an exhibit to the Company's Form 8-K filed with the SEC on March 10, 2017.

(14) Filed as an exhibit to our Form 8-K filed with the SEC on October 1, 2020.

(15) Filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on March 19, 2019.

(16) Filed as an exhibit to our Form 8-K filed with the SEC on February 26, 2021.

(17) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 13, 2021.

(18) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2021.

(19) Filed as an exhibit to our Form 8-K filed with the SEC on February 4, 2022.

(20) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2022.

(21) Filed as an exhibit to our Form 8-K filed with the SEC on January 12, 2023.

(22) Filed as an exhibit to our Form 8-K filed with the SEC on January 24, 2023.

(23) Filed as an exhibit to the Company's Annual Report on Form 10-K filed with the SEC on March 18, 2022.

(24) Filed as an exhibit to our Form 8-K filed with the SEC on July 19, 2022.

(25) Filed as an exhibit to our Form 10-K filed with the SEC on April 1, 2024

Item 16. Form 10-K Summary.

Not applicable.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, on this 15th day of April 2026.


AMERICAN STRATEGIC INVESTMENT CO.

By: /s/ NICHOLAS S. SCHORSCH, JR.

NICHOLAS S. SCHORSCH, JR.

CHIEF EXECUTIVE OFFICER


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Capacity	Date
/s/ Nicholas S. Schorsch, Jr. Nicholas S. Schorsch, Jr.	Chief Executive Officer (Principal Executive Officer)	April 15, 2026
/s/ Michael LeSanto Michael LeSanto	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	April 15, 2026
/s/ Edward M. Weil Jr. Edward M. Weil Jr.	Director and Chairman	April 15, 2026
/s/ Louis P. DiPalma Louis P. DiPalma	Independent Director and Audit Committee Chair	April 15, 2026
/s/ Elizabeth K. Tuppeny Elizabeth K. Tuppeny	Lead Independent Director and Nominating and Corporate Governance Committee Chair	April 15, 2026
/s/ Nicholas Radesca Nicholas Radesca	Independent Director and Compensation Committee Chair	April 15, 2026

AMERICAN STRATEGIC INVESTMENT CO.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

F-1

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
American Strategic Investment Co.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of American Strategic Investment Co. (the "Company") as of December 31, 2025, the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the year ended December 31, 2025 and the related notes and schedule listed in the accompanying index (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Real Estate Investments - Impairments of real estate investments – Refer to Note 4 of the Financial Statements

Critical Audit Matter Description

Rental property held and used by the Company is reviewed for impairment in the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable. In such event, the Company compares the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount, and if less than such carrying amount, recognizes an impairment loss in an amount by which the carrying amount exceeds its fair value. The cash flow estimates used both for determining recoverability and estimating fair value are inherently judgmental and reflect current and projected trends in rental, occupancy, capitalization, and discount rates, and estimated holding periods for the applicable assets.

Given the Company's cash flow estimates used for determining recoverability require management to make significant estimates and assumptions related to current and projected trends in rental, occupancy, and capitalization rates, and estimated holding periods, performing audit procedures to evaluate the reasonableness of management's undiscounted future cash flows analysis required a high degree of auditor judgment and an increased extent of effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the future cash flow analysis, fair value assessments, and the assessment of expected remaining holding period included the following, among others:

- We evaluated the future cash flow projections, including estimates of net operating income, capitalization rates, discount rates, and estimated holding periods for certain rental property assets with impairment indicators by performing the following, where applicable:
  - Obtained an understanding of managements process to assess its real estate investments for indications of impairment, including its process for determining the estimated future undiscounted cash flows and for the development of fair value used in its impairment assessment.
  - We evaluated management's cash flow projections by comparing them to the Company's historical results and considered the impact of in place and projected leasing activity based on market leasing data assumptions.
  - We evaluated capitalization rates, discount rates and other unobservable cash flow model inputs, as applicable, by comparing them to external market sources.
  - We evaluated managements' estimated holding periods used in undiscounted cash flow models by evaluating managements' intent and ability to hold assets over the periods used in recoverability tests.
  - We tested the mathematical accuracy of the undiscounted future cash flows analysis and fair value models.

/s/ CBIZ CPAs P.C.

CBIZ CPAs P.C.

We have served as the Company's auditor since 2025.

New York, NY
April 15, 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of American Strategic Investment Co.

Opinion on the Financial Statements

We have audited the consolidated balance sheet of American Strategic Investment Co. and its subsidiaries (the "Company") as of December 31, 2024, and the related consolidated statements of operations and comprehensive loss, of changes in equity and of cash flows for each of the two years in the period ended December 31, 2024, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 5 (not presented herein) to the consolidated financial statements appearing under Item 8 of the Company's 2024 annual report on Form 10-K, the Company faces significant liquidity constraints due to a combination of factors, including sustained declines in rental income, constrained cash flow from operations and ongoing debt service obligations. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 5 (not presented herein).

/s/ PricewaterhouseCoopers LLP
New York, New York
March 19, 2025

We served as the Company's auditor from 2019 to 2024.

AMERICAN STRATEGIC INVESTMENT CO.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

		December 31,		
		2025		**2024**
ASSETS				
Real estate investments, at cost:				
Land	$	114,099	$	129,517
Buildings and improvements		268,474		341,314
Acquired intangible assets		5,389		19,063
Total real estate investments, at cost		387,962		489,894
Less accumulated depreciation and amortization		(80,579)		(91,135)
Total real estate investments, net		307,383		398,759
Cash and cash equivalents		1,297		9,776
Restricted cash		6,750		9,159
Contract asset		108,648		—
Operating lease right-of-use asset		—		54,514
Prepaid expenses and other assets		3,169		5,233
Straight-line rent receivable		15,421		23,060
Deferred leasing costs, net		2,492		6,565
Total assets	$	445,160	$	507,066
LIABILITIES AND EQUITY				
Mortgage notes payable, net	$	249,565	$	347,384
Debt associated with property in receivership		99,000		—
Accrued interest associated with property in receivership		9,648		—
Accounts payable, accrued expenses and other liabilities (including amounts due to/ (from) related parties of $(280) and $317 at December 31, 2025 and 2024, respectively)		18,739		15,302
Note payable to related parties		650		—
Operating lease liability		—		54,592
Below-market lease liabilities, net		708		1,161
Deferred revenue		2,094		3,041
Total liabilities	$	380,404	$	421,480
Preferred stock, $0.01 par value, 50,000,000 shares authorized, none issued and outstanding at December 31, 2025 and 2024		—		—
Common stock, $0.01 par value, 300,000,000 shares authorized, 2,692,941 and 2,634,355 shares issued and outstanding as of December 31, 2025 and 2024, respectively		27		27
Additional paid-in capital		731,793		731,429
Accumulated other comprehensive income		—		—
Distributions in excess of accumulated earnings		(667,064)		(645,870)
Total stockholders' equity		64,756		85,586
Total liabilities and equity	$	445,160	$	507,066

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN STRATEGIC INVESTMENT CO.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except share and per share data)

	Year Ended December 31,		
	2025	**2024**	**2023**
Revenue from tenants	$ 43,275	$ 61,570	$ 62,710
Operating expenses:			
Asset and property management fees to related parties	7,281	7,751	7,680
Property operating	27,454	34,185	33,797
Impairment of real estate investments	30,558	112,541	66,565
Equity-based compensation	364	408	5,863
General and administrative	8,270	9,216	9,375
Depreciation and amortization	12,816	18,408	26,532
Total operating expenses	86,743	182,509	149,812
Operating loss before gain (loss) on disposition of real estate investments	(43,468)	(120,939)	(87,102)
Gain (loss) on disposal of real estate investments	47,867	(276)	—
Operating gain (loss)	4,399	(121,215)	(87,102)
Other income (expenses):			
Interest expense	(15,281)	(19,488)	(18,858)
Interest expense associated with property in receivership	(10,318)	—	—
Other income	6	112	36
Total other expenses	(25,593)	(19,376)	(18,822)
Net loss before income taxes	(21,194)	(140,591)	(105,924)
Income tax expense	—	—	—
Net loss and Net loss attributable to common shareholders	$ (21,194)	$ (140,591)	$ (105,924)
Other comprehensive loss:			
Change in unrealized gain/(loss) on derivative	—	(406)	(1,231)
Comprehensive loss	$ (21,194)	$ (140,997)	$ (107,155)
Weighted average common shares outstanding — Basic and Diluted [1]	2,546,562	2,487,827	2,226,721
Net loss per common share attributable to common stockholders — Basic and Diluted [1]	$ (8.32)	$ (56.51)	$ (47.57)

————

(1) Retroactively adjusted for the effects of the Reverse Stock Split (See Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN STRATEGIC INVESTMENT CO.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share data)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Distributions in excess of accumulated earnings	Total Stockholders' Equity	Non-controlling Interests	Total Equity
	Number of Shares [1]	Par Value [1]						
Balance, December 31, 2022	1,886,298	$ 19	$ 698,761	$ 1,637	$ (399,355)	$ 301,062	$ 20,514	$ 321,576
Common stock issued related to Rights Offering	386,100	4	4,055	—	—	4,059	—	4,059
Common stock issued to the Advisor in connection with management fees (see Note 9)	31,407	—	485	—	—	485	—	485
Redemption of fractional shares of common stock	(1,948)	—	(24)	—	—	(24)	—	(24)
Equity-based compensation	33,444	—	577	—	—	577	5,286	5,863
Common stock shares withheld upon vesting of restricted stock	(961)	—	(10)	—	—	(10)	—	(10)
Net loss	—	—	—	—	(105,924)	(105,924)	—	(105,924)
Other comprehensive loss	—	—	—	(1,231)	—	(1,231)	—	(1,231)
Forfeiture of 2020 LTIP Units	—	—	25,800	—	—	25,800	(25,800)	—
Balance, December 31, 2023	2,334,340	23	729,644	406	(505,279)	224,794	—	224,794
Common stock issued to the Advisor in connection with management fees (see *Note 9*)	245,315	2	1,608	—	—	1,610	—	1,610
Common stock repurchases and cancellations	(26,625)	—	(231)	—	—	(231)	—	(231)
Equity-based compensation	84,757	2	408	—	—	410	—	410
Common stock shares withheld upon vesting of restricted stock	(3,432)	—	—	—	—	—	—	—
Net loss	—	—	—	—	(140,591)	(140,591)	—	(140,591)
Other comprehensive loss	—	—	—	(406)	—	(406)	—	(406)
Balance, December 31, 2024	2,634,355	27	731,429	—	(645,870)	85,586	—	85,586
Equity-based compensation	63,425	—	364	—	—	364	—	364
Common stock shares withheld upon vesting of restricted stock	(4,839)	—	—	—	—	—	—	—
Net loss	—	—	—	—	(21,194)	(21,194)	—	(21,194)
Balance, December 31, 2025	2,692,941	27	731,793	—	(667,064)	64,756	—	64,756

_____

(1) Retroactively adjusted for the effects of the Reverse Stock Split (See Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN STRATEGIC INVESTMENT CO.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

		Year Ended December 31,				
		2025		2024		2023
Cash flows from operating activities:						
Net loss	$	(21,194)	$	(140,591)	$	(105,924)
Adjustments to reconcile net loss to net cash used in operating activities:						
Depreciation and amortization		12,816		18,408		26,532
Amortization of deferred financing costs		1,181		1,182		1,543
Accretion of below- and amortization of above-market lease liabilities and assets, net		(300)		(476)		(70)
Equity-based compensation		364		408		5,863
Common stock issued to the Advisor in connection with Advisor related fees		—		1,610		485
(Gain)/loss on dispositions of real estate		(47,867)		276		—
Impairments of real estate investments		30,558		112,541		66,565
Changes in assets and liabilities:						
Straight-line rent receivable		(606)		869		(1,635)
Straight-line rent payable		(188)		109		109
Prepaid expenses, other assets and deferred costs		1,730		238		(1,516)
Accounts payable, accrued expenses and other liabilities		15,557		2,369		871
Deferred revenue		196		(942)		(228)
Net cash used in operating activities		(7,753)		(3,999)		(7,405)
Cash flows from investing activities:						
Capital expenditures		(757)		(1,291)		(4,059)
Net proceeds from sale of real estate investments		—		61,148		4,130
Reduction of cash from derecognition of assets		(3,028)		—		—
Net cash provided by (used in) investing activities		(3,785)		59,857		71
Cash flows from financing activities:						
Proceeds from notes payable to related parties		650		725		—
Repayments of notes payable to related parties		—		(725)		—
Payment of mortgage note payable		—		(49,500)		—
Proceeds from Rights Offering, net (see Note 9)		—		—		4,059
Redemption of fractional shares of common stock and restricted shares		—		—		(24)
Common stock shares withheld upon vesting of restricted shares		—		—		(10)
Repurchases of common stock		—		(231)		—
Net cash provided by (used in) financing activities		650		(49,731)		4,025
Net change in cash, cash equivalents and restricted cash		(10,888)		6,127		(3,309)
Cash, cash equivalents and restricted cash, beginning of period		18,935		12,808		16,117
Cash, cash equivalents and restricted cash, end of period	$	8,047	$	18,935	$	12,808
Cash and cash equivalents	$	1,297	$	9,776	$	5,292
Restricted cash		6,750		9,159		7,516
Cash, cash equivalents and restricted cash, end of period	$	8,047	$	18,935	$	12,808
Supplemental Disclosures:						
Cash paid for interest	$	11,082	$	18,467	$	17,277
Cash paid for income taxes	$	—	$	—	$	—
Non-Cash Investing and Financing Activities:						
Common stock issued to the Advisor in connection with management fees (see Note 9)		—		1,610		485
Net change in accrued capital expenditures for the period		—		(42)		(683)
Contract asset		(108,648)		—		—
Debt associated with property in receivership		99,000		—		—
Accrued interest associated with property in receivership		9,648		—		—
Derecognition of property in receivership		57,462		—		—

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

Note 1 — Organization

American Strategic Investment Co. (formerly known as New York City REIT, Inc.) (including, New York City Operating Partnership L.P., (the "OP") and its subsidiaries, the "Company") is an externally managed company that owns a portfolio of commercial real estate located within the five boroughs of New York City, primarily Manhattan. The Company's real estate assets consist of office properties and certain real estate assets that accompany office properties, including retail spaces and amenities. From the third quarter of 2021 until the termination of its agreement with the Company in November 2023, the Company operated Innovate NYC, a co-working company that offered move-in ready office and meeting space on bespoke terms to clients, at one property. As of December 31, 2025, the Company owned five properties consisting of 0.7 million rentable square feet, which rentable square footage figure excludes one property, 1140 Avenue of Americas, which is in a consensual foreclosure process. The Company's square footage and occupancy statistics included within are unaudited.

On January 11, 2023 the Company effected a 1-for-8 reverse stock split that was previously approved by the Company's board of directors, resulting in each outstanding share of Class A common stock being converted into 0.125 shares of common stock, with no fractional shares being issued (the "Reverse Stock Split"). All references made to share or per share amounts in the accompanying consolidated financial statements and applicable disclosures have been retroactively adjusted to reflect the Reverse Stock Split.

Substantially all of the Company's business is conducted through the OP and its wholly-owned subsidiaries. The Company's advisor, New York City Advisors, LLC (the "Advisor"), manages the Company's day-to-day business with the assistance of the Company's property manager, New York City Properties, LLC (the "Property Manager"). The Advisor and Property Manager are under common control with AR Global Investments, LLC ("AR Global") and these related parties receive compensation and fees for providing services to the Company. The Company also reimburses these entities for certain expenses they incur in providing these services. Please see *Note 11 — Related Party Transactions and Arrangements* for additional information on the Company's Advisor and affiliates of the Advisor, including ownership percentages

Note 2 — Going Concern

The Company's objectives when managing its capital are to seek to ensure that there are adequate capital resources to safeguard the Company's ability to continue operating and maintain adequate levels of funding to support its ongoing operations. The Company's management evaluates whether there are conditions or events, considered in aggregate, that raise substantial doubt about its ability to continue as a going concern within one year after the date that the financial statements are issued.

For the year ended December 31, 2025, the Company continued to incur recurring losses from operations and negative operating cash flows of $(7.8) million. As of December 31, 2025, the Company had unrestricted cash of $1.3 million and restricted cash of $6.8 million, and current liabilities exceeded current assets. The Company experienced events of default and acceleration on loans encumbering two of the Company's properties (see *Note 5 — Mortgage Notes Payable, Net*). In the third quarter of 2025, the Company completed a cooperative consensual foreclosure of its 1140 Avenue of the Americas, resulting in the removal of the related assets and liabilities, including $99.0 million in non-recourse debt, from the consolidated balance sheet and recognizing a gain of $47.9 million. The Company's non-recourse mortgage secured by 123 William Street, with an outstanding principal balance of approximately $140.0 million, matures within one year of the date of issuance of these financial statements. These conditions, considered in the aggregate, raise substantial doubt about the Company's ability to continue as a going concern for a period of one year from the date of issuance of the December 31, 2025 financial statements.

Management's plans to address these conditions include paying related party fees in shares rather than cash, pursuing the refinancing or disposition of the 123 William Street property, and pursuing orderly resolution of the debt matters affecting other properties. The Advisor has indicated a willingness to lend funds to the Company for liquidity requirements as needed. Notwithstanding these plans, management has concluded that substantial doubt about the Company's ability to continue as a going concern has not been alleviated.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

Note 3 — Summary of Significant Accounting Policies

Basis of Accounting

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the OP and its subsidiaries. All inter-company accounts and transactions are eliminated in consolidation. In determining whether the Company has a controlling financial interest in a joint venture and the requirement to consolidate the accounts of that entity, management considers factors such as ownership interest, authority to make decisions and contractual and substantive participating rights of the other partners or members as well as whether the entity is a variable interest entity ("VIE") for which the Company is the primary beneficiary. Substantially all of the Company's assets and liabilities are held by the OP. The Company has determined the OP is a VIE of which the Company is the primary beneficiary.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management makes significant estimates regarding revenue recognition, purchase price allocations to record investments in real estate, and fair value measurements, as applicable.

Continuing Adverse Impacts of the COVID-19 Pandemic

The preparation of consolidated financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. New York City, where all of the Company's properties are located, was among the hardest hit locations in the country and fully reopened from relevant restrictions and lockdowns on March 7, 2022. While the COVID-19 pandemic subsided and the Company's properties remain accessible to all tenants, some tenants have vacated, terminated or otherwise did not renew their lease. The Company has incurred increased unreimbursed property operating expenses because the Company's occupancy has not fully recovered to pre-pandemic levels, and these increased expenses have been compounded by inflation. The pace of recovery in the New York City office market from the COVID-19 pandemic continues to be challenging as leasing and occupancy trends for the broader market have slowed, leading political, community and business leaders to propose repositioning plans for many New York City office assets that are experiencing high vacancy rates. Some businesses continue to maintain hybrid or all work-from-home arrangements in response to employee desire for more flexibility, which may lead to a downturn in the commercial real estate market and potentially represent a long-term negative impact on the New York City real estate market. There can be no assurance that the Company will be able to lease all or any portion of the currently vacant space at any property on acceptable or favorable terms, or at all.

Cash Collection and Mortgage Covenant non-compliance

In prior periods, the COVID-19 pandemic caused certain of the Company's tenants to be unable to make rent payments to the Company timely, or at all. Rent collections from the Company's tenants have generally been timely in the years ended December 31, 2025 and December 31, 2024 and no new COVID-19 deferral or abatement agreements were entered into. As of December 31, 2025 and December 31, 2024 the occupancy and operating results at (i) 8713 Fifth Avenue and (ii) 400 E. 67th Street/200 Riverside Blvd. have not yet fully recovered, which has caused non-compliance of certain mortgage debt covenants or cash trap or cash sweep events under their non-recourse mortgages in the past several quarters and in the current quarter. In the Company's 400 E. 67th Street property, one major tenant's lease expired and we subsequently entered in to a month to month lease with that tenant. This tenant later vacated the property during the year ended December 31, 2024 after the month to month leases ended. In addition at the Company's 400 E. 67th Street property, another major tenant paid through the end of their lease, which was September 2025; however, they moved out of the space in the third quarter of 2024. See Note 5 — Mortgage Notes Payable, Net for further details regarding the status of the debt covenants under the above mentioned mortgages as of December 31, 2025.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

Revenue Recognition

The Company's revenues, which are derived primarily from lease contracts, include rents that each tenant pays in accordance with the terms of each lease reported on a straight-line basis over the initial term of the lease. As of December 31, 2025, these leases had a weighted-average remaining lease term of 6.1 years. Because many of the Company's leases provide for rental increases at specified intervals, straight-line basis accounting requires that the Company record a receivable for, and include in revenue from tenants, unbilled rent receivables that the Company will receive if the tenant makes all rent payments required through the expiration of the initial term of the lease. When the Company acquires a property, the acquisition date is considered to be the commencement date for purposes of this calculation. For new leases after acquisition, the commencement date is considered to be the date the tenant takes control of the space. For lease modifications, the commencement date is considered to be the date the lease modification is executed. The Company defers the revenue related to lease payments received from tenants in advance of their due dates. Pursuant to certain of the Company's lease agreements, tenants are required to reimburse the Company for certain property operating expenses (recorded in total revenue from tenants), in addition to paying base rent, whereas under certain other lease agreements, the tenants are directly responsible for all operating costs of the respective properties. To the extent such costs exceed the applicable tenant's base year, many but not all of the Company's leases require the tenant to pay its allocable share of increases in operating expenses, which may include common area maintenance costs, real estate taxes and insurance. Under ASC 842, the Company reports combined lease and non-lease components in a single line "Revenue from tenants." For expenses paid directly by the tenant the Company has reflected them on a net basis.

The following table presents future base rent payments due to the Company over the next five years and thereafter. These amounts exclude contingent rent payments, as applicable, that may be collected from certain tenants based on provisions related to sales thresholds and increases in annual rent based on exceeding certain economic indexes, among other items.

(In thousands)	Future Base Rent Payments
2026	$ 26,763
2027	24,182
2028	20,411
2029	19,728
2030	18,344
Thereafter	78,948
Total	$ 188,376

The Company owns certain properties with leases that include provisions for the tenant to pay contingent rental income based on a percent of the tenant's sales upon the achievement of certain sales thresholds or other targets which may be monthly, quarterly or annual targets. As the lessor under the aforementioned leases, the Company defers the recognition of contingent rental income, until the specified target that triggered the contingent rental income is achieved, or until such sales upon which percentage rent is based are known. For the years ended December 31, 2025, 2024 and 2023, approximately $0.0 million, $0.1 million and $0.1 million, respectively, in contingent rental income is included in revenue from tenants in the consolidated statements of operations and comprehensive loss.

The Company continually reviews receivables related to rent and unbilled rents receivable and determines collectability by taking into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. The Company is required to assess, based on credit risk, if it is probable that the Company will collect virtually all of the lease payments at the lease commencement date, and it must continue to reassess collectability periodically thereafter based on new facts and circumstances affecting the credit risk of the tenant. If the Company determines that it is probable that it will collect virtually all of the lease payments (base rent and additional rent), the lease will continue to be accounted for on an accrual basis (i.e., straight-line). However, if the Company determines it is not probable that it will collect virtually all of the lease payments, the lease will be accounted for on a cash basis and the straight-line rent receivable accrued will be written off, as well as any accounts receivable, where it was subsequently concluded that collection was not probable. Cost recoveries from tenants are included in operating revenue from tenants on the accompanying consolidated statements of operations and comprehensive loss in the period the related costs are incurred, as applicable.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

The Company records uncollectible amounts as reductions in revenue from tenants. Some of these reductions may relate to tenants that terminated their leases early or relate to leases that had not been paying rent and were placed on a cash basis. During the year ended December 31, 2025 and 2024, there were $0.8 million and $0.8 million, respectively, in uncollectible amounts recorded as reductions in revenue from tenants. There were no such reductions recorded for the year ended 2023. During the years ended 2025 and 2024, no rental income was received from any of the tenants that were previously placed on a cash basis.

Investments in Real Estate

Investments in real estate are recorded at cost. Improvements and replacements are capitalized when they extend the useful life of the asset. Costs of repairs and maintenance are expensed as incurred.

At the time an asset is acquired, the Company evaluates the inputs, processes and outputs of the asset acquired to determine if the transaction is a business combination or asset acquisition. If an acquisition qualifies as a business combination, the related transaction costs are recorded as an expense in the consolidated statements of operations and comprehensive loss. If an acquisition qualifies as an asset acquisition, the related transaction costs are generally capitalized and subsequently amortized over the useful life of the acquired assets. See the *Purchase Price Allocation* section in this Note for a discussion of the initial accounting for investments in real estate.

Disposal of real estate investments that represent a strategic shift in operations that will have a major effect on the Company's operations and financial results are required to be presented as discontinued operations in the consolidated statements of operations. No properties were presented as discontinued operations during the years ended December 31, 2025, 2024 or 2023. Properties that are intended to be sold are to be designated as "held for sale" on the consolidated balance sheets at the lesser of carrying amount or fair value less estimated selling costs when they meet specific criteria to be presented as held for sale, most significantly that the sale is probable within one year. The Company evaluates probability of sale based on specific facts including whether a sales agreement is in place and the buyer has made significant non-refundable deposits. Properties are no longer depreciated when they are classified as held for sale. As of December 31, 2025 and 2024, the Company did not have any properties held for sale.

Purchase Price Allocation

In both a business combination and an asset acquisition, the Company allocates the purchase price of acquired properties to tangible and identifiable intangible assets or liabilities based on their respective fair values. Tangible assets may include land, land improvements, buildings, fixtures and tenant improvements on an as if vacant basis. Intangible assets may include the value of in-place leases and above and below market leases and other identifiable assets or liabilities based on lease or property specific characteristics. In addition, any assumed mortgages receivable or payable and any assumed or issued noncontrolling interests (in a business combination) are recorded at their estimated fair values. In allocating the fair value to assumed mortgages, amounts are recorded to debt premiums or discounts based on the present value of the estimated cash flows, which is calculated to account for either above or below-market interest rates. In a business combination, the difference between the purchase price and the fair value of identifiable net assets acquired is either recorded as goodwill or as a bargain purchase gain. In an asset acquisition, the difference between the acquisition price (including capitalized transaction costs) and the fair value of identifiable net assets acquired is allocated to the identifiable assets based on their relative fair values. There were no acquisitions during the years ended December 31, 2025, 2024 and 2023.

For acquired properties with leases classified as operating leases, the Company allocates the purchase price of acquired properties to tangible and identifiable intangible assets acquired and liabilities assumed, based on their respective fair values. In making estimates of fair values for purposes of allocating purchase price, the Company utilizes a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. The Company also considers information obtained about each property as a result of the Company's pre-acquisition due diligence in estimating the fair value of the tangible and intangible assets acquired and intangible liabilities assumed.

Tangible assets include land, land improvements, buildings, fixtures and tenant improvements on an as-if vacant basis. The Company utilizes various estimates, processes and information to determine the as-if vacant property value. Estimates of value are made using customary methods, including data from appraisals, comparable sales, discounted cash flow analysis and other methods. Fair value estimates are also made using significant assumptions such as capitalization rates, discount rates, fair market lease rates and land values per square foot.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

Identifiable intangible assets include amounts allocated to acquire leases for above- and below-market lease rates and the value of in-place leases as applicable. Factors considered in the analysis of the in-place lease intangibles include an estimate of carrying costs during the expected lease-up period for each property, taking into account current market conditions and costs to execute similar leases. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at contract rates during the expected lease-up period, which typically ranges from six to 24 months. The Company also estimates costs to execute similar leases including leasing commissions, legal and other related expenses.

Above-market and below-market lease values for acquired properties are initially recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management's estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining initial term of the lease for above-market leases and the remaining initial term plus the term of any below-market fixed rate renewal options for below-market leases.

The aggregate value of intangible assets related to customer relationship, as applicable, is measured based on the Company's evaluation of the specific characteristics of each tenant's lease and the Company's overall relationship with the tenant. Characteristics considered by the Company in determining these values include the nature and extent of its existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals, among other factors.

Accounting for Leases

Lessor Accounting

Generally, leases with tenants are accounted for as operating leases. The operating leases have various expiration dates. For the three year period ended December 31, 2025, the Company did not have any leases as a lessor that would be considered as sales-type leases or financings under sale-leaseback rules.

As a lessor of real estate, the Company has elected, by class of underlying assets, to account for lease and non-lease components (such as tenant reimbursements of property operating expenses) as a single lease component as an operating lease because (a) the non-lease components have the same timing and pattern of transfer as the associated lease component, and (b) the lease component, if accounted for separately, would be classified as an operating lease. Additionally, only incremental direct leasing costs may be capitalized under the accounting guidance. Indirect leasing costs in connection with new or extended tenant leases, if any, are being expensed.

Lessee Accounting

For lessees, the accounting standard requires the application of a dual lease classification approach, classifying leases as either operating or finance leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. Lease expense for operating leases is recognized on a straight-line basis over the term of the lease, while lease expense for finance leases is recognized based on an effective interest method over the term of the lease. Also, lessees must recognize a right-of-use asset ("ROU") and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Further, certain transactions where at inception of the lease the buyer-lessor accounted for the transaction as a purchase of real estate and a new lease, may now be required to have symmetrical accounting to the seller-lessee if the transaction was not a qualified sale-leaseback and accounted for as a financing transaction. For additional information and disclosures related to the Company's operating leases, see *Note 10 — Commitments and Contingencies*.

We are the lessee under a land lease which was previously classified as an operating lease prior to adoption of ASC 842 and will continue to be classified as an operating lease under transition elections unless subsequently modified. The Company is the lessee under a long-term ground lease classified as an operating lease. The Company estimates the incremental borrowing rate ("IBR") that it would need to pay to borrow, on a collateralized basis, an amount equal to the lease payments in a similar economic environment, over a similar lease term. The base IBR is estimated utilizing observable mortgage and corporate bond rates, which are then adjusted to account for considerations related to the Company's credit rating and the lease term to select an incremental borrowing rate for the lease. The property that we were under a land lease for entered into receivership in September (see *Note 6 -Property Dispositions* for additional information).

The right of use asset and lease liability are presented as "Operating lease right-of-use asset" and "Operating lease liability", on the consolidated balance sheet as of December 31, 2025 and 2024, respectively. The lease liability and right of use asset are amortized on a straight-line basis over the lease term with the corresponding expense classified in "Property operating

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

expenses" on the consolidated statements of operations. The property that we were under a land lease for entered into receivership in September (see *Note 6 -Property Dispositions* for additional information).

Gain and Losses on Dispositions of Real Estate Investments

Gains and losses on sales of rental real estate are not considered sales to customers and will generally be recognized pursuant to the provisions included in ASC 610-20, *Gains and Losses from the Derecognition of Nonfinancial Assets*.

Impairment of Long Lived Assets

The Company periodically assesses whether there are any indicators that the value of a property may be impaired or that its carrying value may not be recoverable. The indicators include sustained net operating losses, a significant change in occupancy, a significant decline in rent collection, economic changes, or if a property will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. To determine whether an asset is impaired, the carrying value of the property's asset group is compared to the estimated future undiscounted cash flow that the Company expects the property's asset group will generate over its expected holding period, including any estimated proceeds from the eventual sale or other disposition of the property's asset group. The estimated future undiscounted cash flow considers factors such as (i) expected future operating income, (ii) market and other applicable trends, and (iii) residual value, as well as the effects of leasing demand, competition and other factors. The Company estimates the expected future operating income using in-place contractual rent and market rents. The Company estimates the lease-up period, market rents and residual values using market information from outside sources such as third-party market research, external appraisals, broker quotes, or recent comparable sales. For residual values, management applies a selected market capitalization rate based on current market data.

If an impairment exists, due to the inability to recover the carrying value of a property, the Company would recognize an impairment loss in the consolidated statement of operations and comprehensive (loss) to the extent that the carrying value exceeds the estimated fair value of the property for properties to be held and used. For properties held for sale, the impairment loss recorded would equal the adjustment to fair value less estimated cost to dispose of the asset. For properties to be held and used, the Company estimates the fair value of the property's asset group by developing a discounted cash flow analysis, which considers factors such as lease up period, expected future operating income, market and other applicable trends, residual value, and discount rate.

Reportable Segment

The Company has determined that it has one reportable segment, income-producing properties, which consists of activities related to investing in real estate.

Depreciation and Amortization

Depreciation is computed using the straight-line method over the estimated useful lives of up to 40 years for buildings, 15 years for land improvements, five to seven years for fixtures and improvements, and the shorter of the useful life or the remaining lease term for tenant improvements and leasehold interests.

The value of in-place leases, exclusive of the value of above-market and below-market in-place leases, is amortized to expense over the remaining periods of the respective leases.

The value of customer relationship intangibles, if any, is amortized to expense over the initial term and any renewal periods in the respective leases, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. If a tenant terminates its lease, the unamortized portion of the in-place lease value and customer relationship intangibles is charged to expense.

Assumed mortgage premiums or discounts, if applicable, are amortized as a reduction or increase to interest expense over the remaining term of the respective mortgages.

Above and Below-Market Lease Amortization

The above-market lease assets are amortized as a reduction of revenue from tenants over the remaining terms of the respective leases and the below-market lease liabilities are amortized as an increase to revenue from tenants over the remaining initial terms plus the terms of any below-market fixed rate renewal options of the respective leases. If a tenant with a below-market rent renewal does not renew, any remaining unamortized amount will be taken into income at that time.

The above-market ground lease liabilities are amortized as a reduction of property operating expense over the remaining terms of the respective leases. The below-market ground lease assets are amortized as an increase to property operating expense over the remaining terms of the respective leases and expected below-market renewal option periods.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

Derivative Instruments

The Company may use derivative financial instruments to hedge all or a portion of the interest rate risk associated with its borrowings. Several of the techniques used to hedge exposure to interest rate fluctuations may also be used to protect against declines in the market value of assets that result from general trends in debt markets. The principal objective of such agreements is to minimize the risks and costs associated with the Company's operating and financial structure as well as to hedge specific anticipated transactions.

The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

The accounting for subsequent changes in the fair value of these derivatives depends on whether each has been designated and qualifies for hedge accounting treatment. If the Company elects not to apply hedge accounting treatment, any change in the fair value of these derivative instruments is recognized immediately in gains (losses) on derivative instruments in the accompanying consolidated statements of operations and comprehensive loss. If the derivative is designated and qualifies for hedge accounting treatment, the change in the estimated fair value of the derivative is recorded in other comprehensive income (loss) to the extent that it is effective with any ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. After the adoption of ASU 2017-12, if the derivative qualified for hedge accounting, all the change in value is recorded in other comprehensive income.

Cash and Cash Equivalents

Cash and cash equivalents includes cash in bank accounts as well as investments in highly-liquid money market funds with original maturities of three months or less. The Company deposits cash with high quality financial institutions. These deposits are guaranteed by the Federal Deposit Insurance Company ("FDIC") up to an insurance limit. At December 31, 2025 and 2024, the Company had cash and cash equivalents and restricted cash of $8.0 million and $18.9 million, of which $7.2 million and $18.2 million, respectively, were in excess of the amount insured by the FDIC. Although the Company bears risk to amounts in excess of those insured by the FDIC, it does not anticipate any losses as a result thereof.

Restricted Cash

Restricted cash primarily consists of real estate taxes, structural, leasing commissions, free rent reserve, insurance reserves, tenant security deposits and cash held in cash management accounts due to certain breaches of debt covenants (see *Note 5 — Mortgage Notes Payable, Net* for additional information).

Deferred Financing and Leasing Costs, net

Deferred leasing costs, net consist primarily of lease commissions and professional fees incurred, and are deferred and amortized to depreciation and amortization expense over the term of the related lease.

Deferred financing costs relating to the mortgage notes payable (see *Note 5 — Mortgage Notes Payable, Net*) are reflected net of the related financing on our balance sheet. Deferred financing costs associated with the mortgage notes payable represent commitment fees, legal fees, and other costs associated with obtaining commitments for financing. These costs are amortized as additional interest expense over the term of the financing agreement. Unamortized deferred financing costs are expensed when the associated debt is refinanced or paid down before maturity. Costs incurred in seeking financial transactions that do not close are expensed in the period in which it is determined that the financing will not close.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

Equity-Based Compensation

The Company has a stock-based plan under which its directors, officers and other employees of the Advisor or its affiliates who are involved in providing services to the Company are eligible to receive awards. Awards granted thereunder are accounted for under the guidance for share based payments. The cost of services received in exchange for these stock awards is measured at the grant date fair value of the award and the expense for such an award is included in equity-based compensation and is recognized in accordance with the service period (i.e., vesting) required or when the requirements for exercise of the award have been met.

Income Taxes

The Company elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code") commencing with its taxable year ended December 31, 2014 through its taxable year ended on December 31, 2022, as a result of the board authorized revocation of our REIT election which became effective as of January 1, 2023. The Company believes that, commencing with its taxable year ended on December 31, 2014, it had been organized and operated in a manner so that it qualified as a REIT up until the board revoked the Company's REIT election. To qualify as a REIT during that period, the Company was required to distribute annually at least 90% of the Company's REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard for the deduction for dividends paid and excluding net capital gains, and comply with a number of other organizational and operational requirements. As a REIT, the Company generally was not subject to U.S. federal corporate income tax on the portion of its REIT taxable income that it distributed to its stockholders. Even while the Company qualified as a REIT, it was subject to certain state and local taxes on its income and properties, as well as U.S. federal income and excise taxes on its undistributed income.

The amount of dividends payable to the Company's stockholders is determined by the board of directors and is dependent on a number of factors, including funds available for distribution, financial condition, capital expenditure requirements, as applicable, and annual distribution requirements needed to qualify the Company's status as a REIT under the Code, during the periods that it elected to be taxed as a REIT.

A "taxable REIT subsidiary" ("TRS") is subject to U.S. federal, state and local income taxes. For deferred items at the TRS and for the Company at December 31, 2022 as a result of its election to revoke its REIT election effective, as of January 1, 2023, the Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. In the event the Company determines that it would not be able to realize the deferred income tax assets in the future in excess of the net recorded amount, the Company establishes a valuation allowance which offsets the previously recognized net deferred income tax asset. Deferred income taxes result from temporary differences between the carrying amounts of the TRS's assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes as well as net operating loss carryforwards tax effected for expected tax rates upon reversal.

For additional details related to the Company's income taxes, see *Note 14 — Income Taxes*.

Per Share Data

Basic net loss per share of common stock is calculated by dividing net loss by the weighted-average number of shares of common stock issued and outstanding during such period. Diluted net loss per share of common stock considers the effect of potentially dilutive instruments outstanding during such period. See *Note 15 — Net Loss Per Share* for additional information.

Non-controlling Interests

The non-controlling interests represent the portion of the equity in the OP that is not owned by the Company. Non-controlling interests are presented as a separate component of equity on the consolidated balance sheets and presented as net loss attributable to non-controlling interests on the consolidated statements of operations and comprehensive loss. Non-controlling interests are allocated a share of net loss based on their share of equity ownership.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

Recently Issued Accounting Pronouncements

Adopted as of December 31, 2025:

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) — Improvements to Income Tax Disclosures. The new standard expands the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. Public entities must apply the new standard to annual periods beginning after December 15, 2024. The Company has adopted the new guidance in its Annual Report on Form 10-K for the year ended December 31, 2025, with prospective application. Adoption of the guidance did not have a material impact on its consolidated financial statements.

Not yet Adopted as of December 31, 2025:

In November 2024, the FASB issued ASU 2024-03, Income Statement (Topic 220) — Reporting Comprehensive Income - Expense Disaggregation Disclosures (Topic 220): Disaggregation of Income Statement Expenses. The new standard requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. Public entities must apply the new standard to annual periods beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact that the adoption of this new standard will have on its consolidated financial statements and disclosures.

Note 4 — Real Estate Investments

There were no real estate assets acquired or liabilities assumed during the three year period ended December 31, 2025, 2024 and 2023.

During the year ended December 31, 2025, the Company lost its economic interest and control therefore disposed of its 1140 Avenue of the Americas property, which resulted in a gain of $47.9 million (see *Note 6 -Property Dispositions* for additional information). During the year ended December 31, 2024 the Company disposed of its property located at 9 Times Square for a contract sales price of $63.5 million, which resulted in a loss of $0.3 million, related to closing costs incurred at the time of the close. The Company recognized impairment charges related to the property prior to the sale as described further below. During the year ended December 31, 2023, the Company disposed of its property located at 421 W. 54th Street - Hit Factory for a contract sales price of $4.5 million, which did not result in a gain or loss on sale as a result of impairment charges recorded during the year ended December 31, 2023 (details below). The property had been vacant since the quarter ended June 30, 2018.

Assets Held for Use

When circumstances indicate the carrying value of a property classified as held for use may not be recoverable, the Company reviews the property for impairment. For the Company, the most common triggering events are (i) concerns regarding the tenant (i.e., credit or expirations) or significant vacancy in the Company's multi-tenant properties and (ii) changes to the Company's expected holding period as a result of business decisions or non-recourse debt maturities affecting the Company's intent or ability to hold the property. If a triggering event is identified, the Company considers the projected cash flows due to various performance indicators, and where appropriate, the Company evaluates the impact on its ability to recover the carrying value of the properties based on the expected cash flows on an undiscounted basis over its intended holding period. The Company makes certain assumptions in this approach including, among others, the market and economic conditions, expected cash flow projections, intended holding periods and assessments of terminal values. Where more than one possible scenario exists, the Company uses a probability weighted approach in estimating cash flows. As these factors are difficult to predict and are subject to future events that may alter management's assumptions, the future cash flows estimated by management in its impairment analysis may not be achieved, and actual losses for impairment may be realized in the future. If the undiscounted cash flows over the expected hold period are less than the carrying value, the Company records an impairment charge to write the asset down to its fair value. The Company impaired properties during the years ended December 31, 2025 and 2024 under the held and used model. Refer to the discussion below for further details.

Impairments and dispositions of real estate investments

The Company has recorded impairment charges on three of its properties in the year ended December 31, 2025, two in the years ended December 31, 2024 and 2023.

400 E. 67th Street/ 200 Riverside Blvd.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

The Company recorded an impairment charge of $13.1 million on its 400 E. 67th Street/200 Riverside Blvd. properties during the year ended December 31, 2025. The impairment charge, incurred during the quarter ended June 30, 2025, was recorded because the carrying value exceeded the estimated sale price of the asset. The Company's significant assumptions utilized to determine the fair value of the 400 E 67th Street property was a terminal capitalization rate of 7.0% and discount rate of 8.5%. The Company's significant assumptions utilized to determine the fair value of the 200 Riverside Blvd. property was a capitalization rate of 6.3%.

The Company recorded an impairment charge of $25.8 million for the year ended December 31, 2024 on its 400 E. 67th Street property. The impairment was triggered as a result of leasing activity at the property.

1140 Avenue of the Americas

The Company recorded an impairment charge of $7.1 million on its 1140 Avenue of the Americas property during the year ended December 31, 2025. This charge was recognized to reduce the property's carrying value to its estimated fair value. The Company's significant assumptions utilized to determine the fair value of the property was a terminal capitalization rate of 7.0% and discount rate of 8.5%. In September 2025, a the New York County Court appointed receiver took control of our property at 1140 Avenue of the Americas and the Company derecognized the property from its consolidated balance, see *Note 6 - Property Dispositions*.

The Company recorded an impairment charge of $66.1 million during the year ended December 31, 2023 for its 1140 Avenue of the Americas property. At December 31, 2023, the Company determined that it was more likely than not that the Company would be unable to extend or refinance the secured mortgage note encumbering the property and the property could be sold or otherwise disposed of before the end of its previously estimated useful life. Accordingly, for purposes of assessing recoverability, the Company considered the period through debt maturity in July 2026 to be the period which it had both intent and ability to hold the property. After estimating the projected future cash flows from the property through the term of the mortgage through debt maturity, the Company determined that the estimated future cash flows did not recover the carrying value of the property. Accordingly, the Company recorded an impairment charge using an internal discounted cash flow model to reduce the value of the property to its current fair value. The Company's significant assumptions utilized to determine the fair value of the property was a terminal capitalization rate of 6.0% and discount rate of 8.0%.

196 Orchard Street

The Company recorded impairment charges totaling $10.3 million for its property located at 196 Orchard Street the year ended December 31, 2025. The impairment charge incurred during the quarter ended June 30, 2025, was recorded because the carrying value exceeded the estimated sale price of the asset. The impairment was recorded to reduce the carrying value of the property to its estimated fair value as determined based on the letter of intent signed in the second quarter of 2025.

9 Times Square

The Company recorded $86.6 million of impairment charges in the year ended December 31, 2024 on its 9 Times Square property. The impairment charge that was recorded through June 30, 2024 of $84.7 million was recorded to reduce the carrying value of the property to its estimated fair value as determined based on the letter of intent signed in June of 2024. During the three months ended September 30, 2024 the Company classified the property as held for sale and an additional impairment charge of $1.9 million was taken for estimated closing costs associated with the anticipated disposition, which occurred on December 18, 2024.

The property was sold for a gross purchase price of $63.5 million.

On the closing date, the Company repaid the $49.5 million mortgage held by Capital One N.A. with respect to the 9 Times Square property and incurred certain minimal additional closing costs of $0.3 million, which is recorded in "Gain or (Loss) on sale of real estate investments" on the Statement of Operations for the year ended December 31, 2024.

421 W. 54th Street - Hit Factory

The Company recorded impairment charges of $0.5 million for its property located at 421 W. 54th Street - Hit Factory for the year ended December 31, 2023. The impairment charge incurred during the quarter ended June 30, 2023, was recorded because the carrying value exceeded the estimated sale price of the asset. The impairment charge incurred during the quarter ended September 30, 2023 was recorded because the carrying value exceeded the sales price of the asset less costs to sell the property upon classification as held for sale.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

Significant Tenants

As of December 31, 2025, there were two tenants whose annualized rental income on a straight-line basis, based on leases commenced, represented greater than 10% of total annualized rental income for all portfolio properties on a straight-line basis. As of December 31, 2024, there were no tenants whose annualized rental income on a straight-line basis, based on leases commenced, represented greater than 10% of total annualized rental income for all portfolio properties on a straight-line basis.

Intangible Assets and Liabilities

Acquired intangible assets and lease liabilities consisted of the following as of December 31, 2025 and 2024:

(In thousands)	December 31, 2025			December 31, 2024		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets:						
In-place leases	$ 4,649	$ 1,278	$ 3,371	$ 17,371	$ 12,408	$ 4,963
Other intangibles	—	—	—	—	—	—
Above-market leases	740	50	690	1,692	780	912
Acquired intangible assets	$ 5,389	$ 1,328	$ 4,061	$ 19,063	$ 13,188	$ 5,875
Intangible liabilities:						
Below-market lease liabilities	$ 2,953	$ 2,245	$ 708	$ 8,489	$ 7,328	$ 1,161

The following table discloses the amounts recognized within the consolidated statements of operations and comprehensive loss related to amortization of in-place leases and other intangibles and amortization and accretion of above- and below-market lease assets and liabilities, net, for the periods presented:

(In thousands)	Year Ended December 31,		
	2025	2024	2023
In-place leases [1]	$ 1,062	$ 2,146	$ 3,333
Other intangibles	—	407	708
Total included in depreciation and amortization	$ 1,062	$ 2,553	$ 4,041
Above-market lease intangibles [2]	$ 115	$ 372	$ 825
Below-market lease liabilities	(455)	(897)	(945)
Total included in revenue from tenants	$ (340)	$ (525)	$ (120)
Below-market ground lease, included in property operating expenses	$ 37	$ 49	$ 49

————

(1) During the year ended December 31, 2024, in connection with a tenant vacating their space prior to the lease termination, the Company accelerated the amortization of approximately $0.1 million of in-place lease intangibles, which is included in depreciation and amortization expense in the consolidated statement of operations. The Company did not have any accelerated amortization of in-place lease intangible write-offs during the year ended December 31, 2025 or 2023.

(2) The Company did not have any accelerated amortization of above-market lease intangible write-offs during the year ended December 31, 2025 and 2024. In connection with an early lease termination in the second quarter of 2023 that shortened the remaining term of the lease, the Company accelerated the amortization of approximately $0.1 million of above-market lease intangibles during the year ended December 31, 2023, which was included in the revenue from tenants in the consolidated statement of operations.

The following table provides the projected amortization expenses and adjustments to revenue from tenants for the next five years as of December 31, 2025:

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

(In thousands)	2026	2027	2028	2029	2030
In-place leases	$ 544	$ 536	$ 536	$ 503	$ 341
Total to be included in depreciation and amortization	$ 544	$ 536	$ 536	$ 503	$ 341
Above-market lease assets	$ 101	$ 101	$ 96	$ 75	$ 75
Below-market lease liabilities	(183)	(180)	(180)	(142)	(22)
Total to be included in revenue from tenants	$ (82)	$ (79)	$ (84)	$ (67)	$ 53

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

Note 5 — Mortgage Notes Payable, Net

The Company's mortgage notes payable as of December 31, 2025 and 2024 are as follows:

Portfolio	Encumbered Properties	Outstanding Loan Amount December 31, 2025	Outstanding Loan Amount December 31, 2024	Effective Interest Rate	Interest Rate	Maturity
		(In thousands)	*(In thousands)*			
1140 Avenue of the Americas [1][3]	1	—	99,000	— %	Fixed	Jun. 2025
123 William Street	1	140,000	140,000	4.74 %	Fixed	Mar. 2027
400 E. 67th Street - Laurel Condominium/200 Riverside Blvd. - ICON Garage [1][4]	2	50,000	50,000	4.59 %	Fixed	Nov. 2025
8713 Fifth Avenue [1]	1	10,000	10,000	5.05 %	Fixed	Nov. 2028
196 Orchard Street	1	51,000	51,000	3.91 %	Fixed	Aug. 2029
Mortgage notes payable, gross	6	251,000	350,000	4.56 %		
Less: deferred financing costs, net [2]		(1,435)	(2,616)			
Mortgage notes payable, net		$ 249,565	$ 347,384			

————————

(1) These mortgage notes payable are currently either in an event of default, in breach of a debt covenant that may result in further restrictions as specified by the terms of the covenants or a cash sweep event of a debt covenant that may result in further restrictions as specified by the terms of the covenants. For more information please see *"Debt Covenant Non-Compliance, Cash Sweep Events, Notices of Defaults and of Acceleration and Foreclosure Litigation"* section below.

(2) Deferred financing costs represent commitment fees, legal fees, and other costs associated with obtaining commitments for financing. These costs are amortized to interest expense over the terms of the respective financing agreements using the effective interest method. Unamortized deferred financing costs are expensed when the associated debt is refinanced or repaid before maturity. Costs incurred in seeking financial transactions that do not close are expensed in the period in which it is determined that the financing will not close.

(3) The Company was informed by the lender on February 19, 2025 that the Company was in default under the loan agreement governing the loan secured by the non-recourse mortgage on the property for failure to make certain scheduled interest payments, and on April 7, 2025 the Company was informed by the lender that the principal balance due under such loan agreement had been accelerated and all amounts under such loan agreement were due and payable. In June 2025, the lender commenced a legal action in the State of New York against the OP and the Company's subsidiary borrower under such loan agreement demanding, among other things, the New York County Court initiate foreclosure proceedings with respect to the property and, in July 2025, that such New York County Court appoint a receiver for the property. In September 2025, the Company and the lender agreed to pursue a cooperative consensual foreclosure. On September 11, 2025, the New York County Court appointed a receiver and the Company ceased managing the property. As a result of the consensual foreclosure and appointment of receiver, the Company removed its related assets and liabilities from the consolidated balance sheet and recognized a gain of $47.9 million which is reflected in the consolidated statements of operations for the twelve months ended December 31, 2025. The $99.0 million mortgage note associated with 1140 Avenue of the Americas will remain a liability until final resolution with the lender is concluded, and thus is included as debt associated with property in receivership on our consolidated balance sheet as December 31, 2025. For more information, please see "Debt Covenant Non-Compliance, Cash Sweep Events, Notices of Defaults and of Acceleration and Foreclosure Litigation" section and Note 6 Property Dispositions below.

(4) The Company was informed by the lender pursuant to letters dated in November 2024, December 2024, January 2025 and June 2025 that the Company was in default under the loan agreement governing the loan secured by the non-recourse mortgage on the property for events that first occurred in the third and fourth quarters of 2023, specifically the Company's failure to establish a cash management account for excess cash sweeps over monthly debt service requirements failure to cooperate with the lender to cure the alleged cash management procedure failures, and failure to pay outstanding amounts due under such loan agreement beginning in April 2025. The Company responded to notices of default sent in November 2024, December 2024 and January 2025, rejecting the assertions made by the lender, and has not received a response from the lender. The Company has not responded to the notice of default received in June 2025. On November 6,2025, the Company received a notice of acceleration from the special servicer on behalf of the lender with respect to the loan secured by this property (See *"Debt Covenant Non-Compliance, Cash Sweep Events, Notices of Defaults and of Acceleration and Foreclosure Litigation"* section below).

Collateral and Principal Payments

Real estate assets and intangible assets of $385.0 million, at cost (net of below-market lease liabilities), as of December 31, 2025, have been pledged as collateral to the Company's mortgage notes payable and are not available to satisfy the Company's other obligations unless first satisfying the mortgage notes payable on the applicable property. The Company is required to make payments of interest on its mortgage note payable on a monthly basis.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

The following table summarizes the scheduled aggregate principal payments subsequent to December 31, 2025:

(In thousands)	Future Minimum Principal Payments[1]
2026	$ 50,000
2027	140,000
2028	10,000
2029	51,000
2030	—
Thereafter	—
Total	$ 251,000

_____

(1) On November 6, 2025, the Company was informed by the special servicer acting on behalf of the lender under the loan secured by the 400 E. 67th Street/200 Riverside Blvd. properties that the principal amount under the loan agreement had been accelerated and all amounts under such loan agreement were due and payable. The current outstanding principal amount of $50,000,000 is currently reflected in the above chart for the year 2026. The Company is evaluating its options with respect to this property and there can be no assurance as to the resolution of these matters with the lender.

Debt Covenant Non-Compliance, Cash Sweep Events, Notices of Defaults and of Acceleration and Foreclosure Litigation

1140 Avenue of the Americas

The Company has breached both a debt service coverage provision and a reserve fund provision under its non-recourse mortgage secured by the 1140 Avenue of the Americas property in each of the last 21 quarters ended December 31, 2025. The principal amount of the loan was $99.0 million as of December 31, 2025 and reflected as debt associated with property in receivership on the consolidated balance sheet as of December 31, 2025 (refer to *Note 6 — Property Dispositions*).

The Company was informed by the lender on February 19, 2025 that the Company was in default under the loan agreement for failure to make certain scheduled interest payments. The Company made the payments in question in full on the same day the default notice was received by the Company as a cure for the February event of default. On April 7, 2025, the lender notified the Company that the principal balance due under such loan agreement had been accelerated and all amounts under such loan agreement were due and payable as a result of a default described in the notice, together with interest at the default rate set forth in the loan document, which is a rate per annum equal to the lesser of (i) the maximum nonusurious interest rate or (ii) 5 percent (5%) above the interest rate of 4.109% per annum. Such amounts include, but are not limited to, the $99.0 million principal amount of the mortgage note. Based on the above, total effective interest is 9.11%, including 5.00% default interest, and as of December 31, 2025, the Company has $9.6 million in accrued interest.

On June 27, 2025, the trustee appointed to act on behalf of the lenders filed a complaint with the New York County Court, naming the OP and the Company's subsidiary borrower under such loan agreement as defendants, requesting the New York County Court initiate foreclosure proceedings on the mortgage on the property and that the OP and such borrower pay the lenders the amount of the debt, inclusive of certain accrued fees and expenses, remaining unsatisfied after the sale of the property. On July 21, 2025, the trustee filed a motion with the New York County Court to appoint a receiver with respect to the property. On August 6, 2025, the Company filed its answer to such complaint, which admitted in part, denied in part the material allegations and stated that the Company has insufficient knowledge and information upon which to form a belief as to whether it has, as of yet, unstated affirmative defenses available. Notwithstanding the OP being named as defendant in the complaint, the complaint does not allege events giving rise to a recourse obligation by the OP under the guaranty agreement related to the loan agreement, and the Company does not believe that any of the allegations against the OP are sufficient to trigger any such recourse obligation of the OP under the guaranty agreement.

In September 2025, the Company and the lender agreed to pursue a cooperative consensual foreclosure. On September 11, 2025, the New York County Court appointed a receiver and the Company ceased managing the property. As a result, the Company removed its related assets and liabilities from the consolidated balance sheet as of the year ended December 31, 2025 and recognized a gain of $47.9 million which is reflected in the consolidated statements of operations for the year ended December 31, 2025. For additional information, see Note 6 Property Dispositions.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

8713 Fifth Avenue

The Company has breached a debt service coverage ratio covenant under the non-recourse mortgage secured by 8713 Fifth Avenue in each of the last 21 quarters ended December 31, 2025. The principal amount for the loan was $10.0 million as of December 31, 2025. The breach of this covenant did not result in an event of default but rather triggered an excess cash flow sweep period that has been ongoing. The excess cash flow sweep period will continue until the covenant breaches are cured in accordance with the terms of the loan agreement. This property has not generated any excess cash since the breach occurred, and thus no cash has ever been trapped related to this property.

Separately, in the event that the debt service coverage ratio is in breach of the lenders right to require replacement of management ratio for two consecutive calendar quarters and the lender reasonably determines that such breach is due to the property being imprudently managed by the current manager, the lender has the right, but not the obligation, to require that the Company replace the current manager with a third party manager chosen by the Company. As of December 31, 2025 the Company is no longer in breach of the lenders right to require replacement of management.

400 E. 67th Street/200 Riverside Blvd.

The Company entered a lease sweep period under the non-recourse mortgage secured by 400 E. 67th Street/200 Riverside Blvd. in the year ended December 31, 2024, resulting from a near-maturity lease with a major tenant at the property which expired in the third quarter of 2024. The principal amount for the loan was $50.0 million as of December 31, 2025. Under the loan agreement, a lease sweep period is triggered, when (i) the date that is twelve months prior to the end of the term of the major lease, (ii) the date required by the major tenant to give notice of its exercise of a renewal option, (iii) any major tenant lease is surrendered or terminated prior to the expiration date, (iv) if the major tenant discontinues its operations and the major tenants long term debt is not rated lower than investment grade, (v) any material default under the major tenant's lease, and (vi) any major tenant insolvency proceeding.

Under the lease sweep period, any excess cash generated, if any, is to be held in a segregated reserve account controlled by the lender as additional collateral. As of December 31, 2025 and December 31, 2024, the Company had $3.7 million and $4.2 million, respectively, in cash swept that is retained by the lender and recorded within restricted cash on the Company's consolidated balance sheet.

On November 19, 2024, the lender sent a notice to the Company alleging that the Company was in default under the loan agreement governing the loan secured by the non-recourse mortgage on the property for events that occurred in the third and fourth quarters of 2023, specifically the Company's failure to establish a cash management account for excess cash sweeps over monthly debt service requirements. The lender had been remitting excess cash on their own accord until the period of cash sweep was put into effect in 2024 as described above. In that notice of default, the lender asserted the Company owes an estimated $1.0 million in excess cash to be deposited into the loan reserve account. The Company responded to such notice of default on February 20, 2025 rejecting the assertions made by the lender, which the Company believed were without merit as a result of the lender's failure to implement a cash management account and the Company's inability to take such action unilaterally due to the mechanics for receipt of lease payments provided for by the loan agreement. Beginning in March 2025, the lender began charging default interest to the Company, currently totaling $3.3 million. On June 10, 2025, the lender sent a second notice to the Company alleging defaults under such loan agreement as a result of (i) the Company's failure to pay the outstanding amount due thereunder beginning in April 2025 and (ii) the Company's failure to cooperate with the lender to comply with the aforementioned cash management procedures. The second default notice reaffirmed that, as a result of the aforementioned defaults, interest was accruing at the default rate under the loan agreement and made a demand that all unpaid amounts due under the loan agreement be paid. As of the date of this Annual Report on Form 10-K, the Company has not responded to the second default notice. Further, the Company incurred a liability as of December 31, 2025 in relation to the June 10, 2025 default notice. On November 6, 2025, the Company received a notice of acceleration from the special servicer on behalf of the lender with respect to the loan secured by this property identifying certain additional events of default, specifically incurrence of indebtedness that does not constitute permitted indebtedness and incurrence of liens that are not in favor of the lender or permitted encumbrances, subject to certain exceptions, as a result of our alleged failure to make certain additional payments and certain liens filed on the properties as a result thereof. In such notice, the lender notified the Company that, due to the alleged events of default under the loan agreement governing such indebtedness, the loan had been accelerated, and all amounts under such loan agreement were due and payable, together with interest at the default rate set forth in the loan agreement, which is a rate annum equal to the lesser of (i) the maximum rate permitted by applicable law, or (ii) four percent (4%) above the interest rate of 4.516% per annum, compounded monthly. Such amounts include, but are not limited to, the $50.0 million principal amount of the promissory notes evidencing the loan agreement.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

On January 21, 2026, the trustee appointed to act on behalf of the lenders filed a complaint with the New York County Court, naming the OP and the Company's subsidiary borrowers under such loan agreement as defendants, requesting the New York County Court initiate foreclosure proceedings on the mortgage on the property and that the OP and such borrower pay the lenders the amount of the debt, inclusive of certain accrued fees and expenses, remaining unsatisfied after the sale of the property.

March 16, 2026, the Company filed its answer to such complaint, which admitted in part and denied in part the material allegations and asserted certain affirmative defenses. While the OP is named as a defendant in the complaint and the complaint alleges facts that under certain circumstances could give rise to limited recourse obligation by the OP under the guaranty agreement related to the loan agreement, the Company does not believe that any of the allegations against the OP are sufficient to trigger any such recourse obligation of the OP under the guaranty agreement.

Other Debt Covenants

The Company was in compliance with the remaining covenants under its other mortgage notes payable as of December 31, 2025 and, it continues to monitor compliance with those provisions. If the Company experiences additional lease terminations, due to tenant bankruptcies or otherwise, it is possible that certain of the covenants on other loans may be breached and the Company may also become restricted from accessing excess cash flows from those properties. Similar to the loans discussed above, the Company's other mortgages also contain cash management provisions that are not considered events of default, and as such, acceleration of principal would only occur upon an event of default.

The loan agreements for 123 William Street, 8713 Fifth Avenue and 196 Orchard do not contain cross-default provisions such that the default matters related to 1140 Avenue of the Americas or 400 E. 67th Street/200 Riverside Blvd., and the consensual foreclosure with respect to the 1140 Avenue of the Americas property or the acceleration of the outstanding obligation under the loan agreement related to the 400 E. 67th Street/200 Riverside Blvd. properties, is not expected to have an impact on those properties under such loan agreements.

Note 6 — Property Disposition

During the year ended December 31, 2025, the Company lost its economic interest and control therefore disposed of its 1140 Avenue of the Americas property. In September 2025, the Company and the lender pursued a cooperative consensual foreclosure. On September 11, 2025, the New York County Court appointed a receiver and the Company ceased managing the property. In connection with this, the Company removed its related assets and liabilities from the consolidated balance sheet effective September 11, 2025, the date the New York County Court appointed receiver took control of the property (excluding accounts payable and accrued expenses totaling approximately $2.0 million, retained by the Company), and recognized a gain of $47.9 million that is reflected in the consolidated statements of operations for the year ended December 31, 2025.

The Company also recorded a contract asset of $108.6 million and the related debt associated with property under receivership and accrued interest associated with property under receivership of $99.0 million and $9.6 million, respectively, are included in the consolidated balance sheet as of December 31, 2025. This contract asset represents the Company's right to debt extinguishment once the foreclosure process on the 1140 Avenue of the Americas property is completed.

In addition, the 1140 Avenue of the Americas property includes a ground lease agreement, for more information on the ground lease please see *Note 10 — Commitments and Contingencies*. Upon disposition of the 1140 Avenue of the Americas property, the Company removed the related ROU asset and lease liability from the consolidated balance sheet.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

Note 7 — Fair Value of Financial Instruments

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the instrument. This alternative approach also reflects the contractual terms of the instrument, as applicable, including the period to maturity, and may use observable market-based inputs, including interest rate curves and implied volatilities, and unobservable inputs, such as expected volatility. The guidance defines three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 — Unobservable inputs that reflect the entity's own assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

Financial Instruments that are not Reported at Fair Value

The Company is required to disclose at least annually the fair value of financial instruments for which it is practicable to estimate the value. The fair value of short-term financial instruments such as cash and cash equivalents, restricted cash, prepaid expenses and other assets, accounts payable and distributions payable approximates their carrying value on the consolidated balance sheet due to their short-term nature.

The fair values of the Company's financial instruments that are not reported at fair value on the consolidated balance sheet are reported below:

| | | December 31, | | | | |
| | | 2025 | | 2024 | | |
(In thousands)	Level	Gross Principal Balance	Fair Value	Gross Principal Balance	Fair Value
Mortgage note payable — 1140 Avenue of the Americas [1]	3	—	—	99,000	69,238
Mortgage note payable — 123 William Street	3	140,000	136,990	140,000	132,474
Mortgage note payable — 400 E. 67th Street - Laurel Condominium / 200 Riverside Blvd. - ICON Garage [2]	3	50,000	30,314	50,000	31,671
Mortgage note payable — 8713 Fifth Avenue	3	10,000	9,763	10,000	9,181
Mortgage note payable — 196 Orchard Street	3	51,000	47,222	51,000	44,896
Total		$ 251,000	$ 224,289	$ 350,000	$ 287,460

_____

(1) In September 2025, the Company and the lender agreed to pursue a cooperative consensual foreclosure on the property. On September 11, 2025 the New York County Court appointed a receiver and the Company ceased managing the property. As a result of the consensual foreclosure and appointment of the receiver, the Company removed its related assets and liabilities from the consolidated balance sheet as of December 31, 2025.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

(2)   The Company recorded impairment charges of $3.1 million and $9.9 million during the three months ended June 30, 2025 for its 400 E. 67th Street and 200 Riverside Blvd. properties, respectively. The Company recorded an impairment charge of $25.8 million during the year ended December 31, 2024 for its 400 E. 67th Street property. As a result, the Company adjusted the fair value of the 400 E. 67th Street allocable mortgage balance to the property's current carrying value as of December 31, 2025 and 2024. For additional information please see *Note 4 — Real Estate Investments*.

Note 8 — Derivatives and Hedging Activities

Risk Management Objective of Using Derivatives

The Company currently uses derivative financial instruments, including an interest rate swap, and may in the future use others, including options, floors and other interest rate derivative contracts, to hedge all or a portion of the interest rate risk associated with its borrowings. The principal objective of such arrangements is to minimize the risks and costs associated with the Company's operating and financial structure as well as to hedge specific anticipated transactions. The Company does not intend to utilize derivatives for speculative or other purposes other than interest rate risk management. The use of derivative financial instruments carries certain risks, including the risk that the counterparties to these contractual arrangements are not able to perform under the agreements. To mitigate this risk, the Company endeavors to only enter into derivative financial instruments with counterparties with high credit ratings and with major financial institutions with which the Company and its affiliates may also have other financial relationships. The Company does not anticipate that any of the counterparties will fail to meet their obligations.

Cash Flow Hedges of Interest Rate Risk

The Company's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps and collars as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Interest rate collars designated as cash flow hedges involve the receipt of variable-rate amounts if interest rates rise above the cap strike rate on the contract and payments of variable-rate amounts if interest rates fall below the floor strike rate on the contract.

The changes in the fair value of derivatives designated and that qualify as cash flow hedges are recorded in accumulated other comprehensive income and are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The Company did not have any derivatives as of December 31, 2025 and December 31, 2024.

The table below details the location in the financial statements of the gain or loss recognized on interest rate derivatives designated as cash flow hedges for the years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,		
(In thousands)	**2025**	**2024**	**2023**
Amount of gain (loss) recognized in accumulated other comprehensive loss on interest rate derivatives	$ —	$ 8	$ 272
Amount of gain (loss) reclassified from accumulated other comprehensive loss into income as interest expense	$ —	$ 414	$ 1,503
Total interest expense recorded in consolidated statements of operations and comprehensive loss	$ —	$ (19,488)	$ (18,858)

Note 9 — Stockholders' Equity

As of December 31, 2025 and 2024, the Company had approximately 2.7 million and 2.6 million shares of common stock outstanding, respectively, including unvested restricted shares.

Rights Offering

In February 2023, the Company raised gross proceeds of $5.0 million ($4.1 million of net proceeds) from its Rights Offering, which entitled holders of rights to purchase 0.20130805 of a share of its Class A common stock for every right held at a subscription price of $12.95 per whole share. As a result, the Company issued 386,100 shares of its Class A common stock subscribed for in the Rights Offering on February 27, 2023. In connection with the Rights Offering, Bellevue Capital Partners,

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

LLC ("Bellevue") and its affiliates acquired approximately 367,956 shares. As of December 31, 2024 Bellevue owned approximately 1,447,734 shares of the Company's Class A common stock (see *Note 11 — Related Party Transactions and Arrangements*).

Class A Common Stock Issued to the Advisor In Lieu of Cash

Pursuant to the terms of the Advisory Agreement, as amended, and the Property Management Agreement, as amended, the Advisor may elect to receive shares of the Company's Class A common stock in lieu of cash as payment for the monthly services it provides. For more information on the Advisory Agreement please see *Note 11 — Related Party Transactions and Arrangements*. There were no shares issued in lieu of cash for asset management and property management services rendered for the year ended December 31, 2025. For the year ended December 31, 2024, the Company issued shares in lieu of cash for the asset management and property management fees for a total expense of $1.2 million.

The following table shows the shares issued in relation to the Side Letter and management agreement for the years ended December 31, 2024 and 2023:

Period of Issuance	Recipient	Agreement	Shares Issued	Closing Share Price
January 2023	The Advisor	Advisory Agreement - AM Fees	31,407	$ 15.44
March 2024	The Advisor	Advisory Agreement - AM Fees	70,607	$ 7.54
April 2024	The Advisor	Advisory Agreement - G&A Fees	68,308	$ 6.58
April 2024	The Advisor	Advisory Agreement - PM Fees	22,857	$ 6.58
May 2024	The Advisor	Advisory Agreement - AM Fees	83,543	$ 5.72

Stockholder Rights Plan

In May 2020, the Company announced that its board of directors had approved a stockholder rights plan, but did not take actions to declare a dividend for the plan to become effective. In August 2020, in connection with the Listing and the related bifurcation of common stock into Class A and Class B common stock, the Company entered into an amended and restated rights agreement, which amended and restated the stockholders rights plan approved in May 2020 and declared a dividend payable in August 2020, of one Class A right for and on each share of Class A common stock and one Class B right for and on each share of Class B common stock, in each case, outstanding on the close of business on August 28, 2020 to the stockholders of record on that date. Each right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred Stock, par value $0.01 per share ("Series A Preferred Stock"), of the Company at a price of $55.00 per one one-thousandth of a share of Series A Preferred Stock, represented by a right, subject to adjustment. The expiration date of these rights had subsequently been extended to August 18, 2025 and ultimately expired unexercised.

Distribution Reinvestment Plan

An amendment and restatement of the DRIP (the "A&R DRIP") in connection with the Listing became effective on August 28, 2020. The A&R DRIP allows stockholders who have elected to participate to have dividends paid with respect to all or a portion of their shares of Class A common stock and Class B common stock reinvested in additional shares of Class A common stock. Shares received by participants in the A&R DRIP will represent shares that are, at the election of the Company, either (i) acquired directly from the Company, which would issue new shares, at a price based on the average of the high and low sales prices of Class A common stock on the NYSE on the date of reinvestment, or (ii) acquired through open market purchases by the plan administrator at a price based on the weighted-average of the actual prices paid for all of the shares of Class A common stock purchased by the plan administrator with proceeds from reinvested dividends to participants for the related quarter, less a per share processing fee.

Shares issued by the Company pursuant to the DRIP or the A&R DRIP were or are recorded within stockholders' equity in the consolidated balance sheets in the period dividends or other distributions are declared. During the year ended December 31, 2025, 2024 and 2023, any DRIP transactions were settled through open market transactions and no shares were issued by the Company.

Other Equity Activity

2023 Tender Offer by an Affiliate of the Advisor

On September 27, 2023, Bellevue announced a tender offer to purchase up to 350,000 shares of the Company's Class A common stock at a purchase price equal to $10.25 per share. The tender offer expired on October 26, 2023 and, 223,460 shares

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

were tendered and accepted by Bellevue for a purchase price of approximately $2.3 million, less any fees, expenses, or taxes withheld.

<u>2024 Tender Offer by an Affiliate of the Advisor</u>

On May 7, 2024, Bellevue announced a tender offer to purchase up to 125,000 shares of the Company's Class A common stock, at a purchase price equal to $11.00 per share. The tender offer expired on July 15, 2024 and 125,000 shares were tendered and accepted by Bellevue for a purchase price to Bellevue of an aggregate of approximately $1.4 million, less any fees, expenses, or taxes withheld. As of December 31, 2024 Bellevue owned approximately 1,447,734 shares of the Company's Class A common stock or approximately 54.4% of outstanding shares of the Company, which did not result in a change of control event. The tender offer announced by Bellevue had no impact on the Company's financial statements as no new shares were issued or cash received by the Company as a result.

<u>2024 Stock Repurchase</u>

On December 23, 2024, the Company entered into a settlement agreement with a shareholder to repurchase 26,625 shares of the Company's Class A common stock at a purchase price equal to $8.69 per share for a total purchase price of $0.2 million. In addition, the Company agreed to pay $0.4 million for a reimbursement for legal expenses in connection with a shareholder settlement agreement.

Note 10 — Commitments and Contingencies

Lease Arrangement - Ground Lease

The Company entered into a ground lease agreement in 2016 related to the acquisition of 1140 Avenue of the Americas under a leasehold interest arrangement and recorded an ROU asset and lease liability related to this lease upon adoption of ASU 2016-02 during the year ended December 31, 2019. The ground lease is considered an operating lease. In computing the lease liabilities, the Company discounts future lease payments at an estimated incremental borrowing rate at adoption or acquisition if later. The term of the Company's ground lease is significantly longer than the term of borrowings available to the Company on a fully-collateralized basis. The Company's estimate of the incremental borrowing rate required significant judgment.

For the year ended December 31, 2025, the Company paid cash of $3.6 million for amounts included in the measurement of lease liabilities and recorded expense of $3.6 million on a straight-line basis in accordance with the standard. For the years ended December 31, 2024 and December 31, 2023, the Company paid cash of $4.7 million for amounts included in the measurement of lease liabilities and recorded expense of $4.9 million on a straight-line basis in accordance with the standard.

Upon disposition of the 1140 Avenue of the Americas property, the Company removed the ground lease agreement ROU asset and lease liability from the consolidated balance sheet.

Litigation and Regulatory Matters

In the ordinary course of business, the Company may become subject to litigation, claims and regulatory matters. Other than the foreclosure litigation initiated as a result of alleged defaults under the loan agreement governing the indebtedness secured by our 1140 Avenue of the Americas property and under the loan and guarantee agreements governing the indebtedbness secured by our 400 E. 67th Street and 200 Riverside Blvd. properties set forth in *Note 5— Mortgage Notes Payable— Debt Covenant Non-Compliance, Cash Sweep Events, Notices of Defaults and of Acceleration and Foreclosure Litigation*, there are no material legal proceedings pending or known to be contemplated against the Company as of December 31, 2025.

On August 26, 2025 the Company received a written notice (the "Notice") from the New York Stock Exchange ("NYSE") that the Company did not presently satisfy the NYSE's continued listing standards under Section 802.01B of the NYSE Listed Company Manual (the "Manual"), which requires the Company's 30-trading day average market capitalization to be not less than $50 million and the Company's stockholders' equity to be not less than $50 million. As set forth in the Notice, as of August 25, 2025, the Company's 30-trading day average market capitalization was approximately $34.3 million and the Company's last reported stockholders' equity as of June 30, 2025 was approximately $35.5 million.

In accordance with applicable NYSE procedures, within 45 days from receipt of the Notice, the Company must submit to NYSE a business plan that demonstrates compliance with Section 802.01B of the Manual within 18 months of receipt of the Notice. The Listing Operations Committee of NYSE has reviewed and accepted the business plan provided by the Company, and at which time the Company is subject to ongoing quarterly monitoring for compliance with the business plan.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

The Notice has no immediate effect on the listing of the Company's Class A common stock, which will continue to be listed and traded on NYSE during the cure periods outlined above, subject to the Company's compliance with other NYSE continued listing requirements. The current noncompliance with the standards described above does not affect the Company's ongoing business operations or its reporting requirements with the Securities and Exchange Commission.

As of August 2025, the Company entered into a real estate tax payment plan with the New York City Department of Finance for its 123 William Street Property. In April 2026, the Company rolled the original plan into a second plan regarding $6,219,212.92 in outstanding principal of real estate taxes at 123 William Street with a term of 2 years and an interest rate of 16% set by the New York City Department of Finance. The Company is required to make monthly payments of $304,819.93. Payments are scheduled to begin during July 2026.

Environmental Matters

In connection with the ownership and operation of real estate, the Company may potentially be liable for costs and damages related to environmental matters. As of December 31, 2025, the Company has not been notified by any governmental authority of any non-compliance, liability or other claim, and is not aware of any other environmental condition that it believes will have a material adverse effect on the results of operations.

Note 11 — Related Party Transactions and Arrangements

As of December 31, 2025 and 2024, entities wholly owned by AR Global Investments, LLC owned 536,252 and 536,252 shares, respectively, of the Company's outstanding Class A common stock. As of December 31, 2025 and 2024, Bellevue owned approximately 58.3% and 54.4% of outstanding shares of the Company.

During the year ended December 31, 2024, as a result of the tender offer by Bellevue announced on May 7, 2024, 125,000 shares were tendered to Bellevue for an aggregate cost of approximately $1.4 million, in cash, less any fees, expenses or applicable withholding taxes relating to the tender offer. For additional information see *Note 9 — Stockholders' Equity*.

Fees and Participations Incurred in Connection With the Operations of the Company

Pursuant to the advisory agreement with the Advisor (as amended from time to time, the "Advisory Agreement"), the Advisor manages the Company's day-to-day operations. The initial term of the Advisory Agreement ends in July 2030 and will automatically renew for successive five-year terms unless either party gives written notice of its election not to renew at least 180 days prior to the then-applicable expiration date. The Company may only elect not to renew the Advisory Agreement on this basis with the prior approval of at least two-thirds of the Company's independent directors, and no change of control fee (as defined in the Advisory Agreement) is payable if the Company makes this election.

Asset Management Fees and Variable Management/Incentive Fees

Overview

The Company pays the Advisor a base asset management fee on the first business day of each month equal to (x) $0.5 million plus (y) a variable amount equal to (a) 1.25% of the equity proceeds received after November 16, 2018, divided by (b) 12. The base asset management fee is payable in cash, shares of common stock, units of limited partnership interest in the OP, or a combination thereof, at the Advisor's election. The Advisor elected to receive shares of Class A common stock in lieu of cash for the base management fee in each of the months of January 2023, March 2024 and May 2024 (see *Note 9 — Stockholders' Equity*). Equity proceeds are defined as, with respect to any period, cumulative net proceeds of all common and preferred equity and equity-linked securities issued by the Company and its subsidiaries during the period, including: (i) any equity issued in exchange or conversion of exchangeable notes based on the stock price at the date of issuance and convertible equity; (ii) any other issuances of equity, including but not limited to units in the OP (excluding equity-based compensation but including issuances related to an acquisition, investment, joint-venture or partnership); and (iii) effective following the time the Company commences paying a dividend of at least $0.05 per share per annum to its stockholders, which occurred in October 2020), any cumulative Core Earnings (as defined in the Advisory Agreement) in excess of cumulative distributions paid on the Company's common stock since November 16, 2018, the effective date of the most recent amendment and restatement of the Advisory Agreement.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

The Advisory Agreement also entitles the Advisor to an incentive variable management fee. In August 2020, the Company entered into an amendment to the Advisory Agreement to adjust the quarterly thresholds of Core Earnings Per Adjusted Share (as defined in the Advisory Agreement) the Company must reach on a quarterly basis for the Advisor to receive the variable management fee to reflect the Reverse Stock Split. Prior to this amendment, the variable management fee was equal to (i) the product of (a) the diluted weighted-average outstanding shares of common stock for the calendar quarter (excluding any equity-based awards that are subject to performance metrics that are not currently achieved) multiplied by (b) 15.0% multiplied by (c) the excess of Core Earnings Per Adjusted Share for the previous three-month period in excess of $0.1458 (before any adjustment for the Reverse Stock Split), plus (ii) the product of (x) the diluted weighted-average outstanding shares of common stock for the calendar quarter (excluding any equity-based awards that are subject to performance metrics that are not currently achieved) multiplied by (y) 10.0% multiplied by (z) the excess of Core Earnings Per Adjusted Share for the previous three-month period in excess of $0.1944 (before any adjustment for the Reverse Stock Split). The variable management fee is payable quarterly in arrears in cash, shares of common stock, units of limited partnership interest in the OP or a combination thereof, at the Advisor's election. No incentive variable management fees were earned during the years ended December 31, 2025, 2024 or 2023.

Management Fee Expense

The Company recorded expense of $6.1 million, $6.1 million and $6.0 million for base asset management fees during the years ended December 31, 2025, 2024, and 2023 respectively. There were no variable management fees incurred in any of these periods. The management fees for the year ended December 31, 2024 and 2023 were paid partially with cash and partially with shares of the Company's Class A common stock. The Advisor may elect to but is not obligated to accept shares in lieu of cash for these management fees and makes this election on a monthly basis.

The base asset management fees for the years ended December 31, 2025, 2024 and 2023 were paid in cash, except for such periods discussed in *Note 9 — Stockholders' Equity* — Class A Common Stock Issued to the Advisor In Lieu of Cash.

Property Management Fees

Pursuant to the Property Management and Leasing Agreement (the "PMA"), as most recently amended on March 29, 2024 except in certain cases where the Company contracts with a third party, the Company pays the Property Manager a property management fee equal to: (i) for non-hotel properties, 3.25% of gross revenues from the properties managed, plus market-based leasing commissions, and (ii) for hotel properties, a market-based fee based on a percentage of gross revenues. The term of the PMA is coterminous with the term of the Advisory Agreement.

Pursuant to the PMA, the Company reimburses the Property Manager for property-level expenses. These reimbursements are not limited in amount and may include reasonable salaries, bonuses, and benefits of individuals employed by the Property Manager, except for the salaries, bonuses, and benefits of individuals who also serve as one of the Company's executive officers or as an executive officer of the Property Manager or any of its affiliates. The Property Manager may also subcontract the performance of its property management and leasing services duties to third parties and pay all or a portion of its property management fee to the third parties with whom it contracts for these services.

On April 13, 2018, in connection with the loan for its 400 E. 67th Street - Laurel Condominium and 200 Riverside Blvd. properties, the Company entered into a new property management agreement with the Property Manager (the "April 2018 PMA") to manage the properties secured by the loan. With respect to these properties, the substantive terms of the April 2018 PMA are identical to the terms of the PMA, except that the property management fee for non-hotel properties is 4.0% of gross revenues from the properties managed, plus market-based leasing commissions. The April 2018 PMA has an initial term of one year that is automatically extended for an unlimited number of successive one-year terms at the end of each year unless any party gives 60 days' written notice to the other parties of its intention to terminate.

In March 2024, the Company and the Property Manager amended the PMA to allow the Property Manager to elect to receive Class A Units or shares of the Company's common stock in lieu of cash for all fees payable to the Property Manager.

The Company incurred approximately $1.2 million, $1.7 million, and $1.7 million in property management fees during the years ended December 31, 2025, 2024, and 2023, respectively. These property management fees were paid in cash, except for such periods as discussed in *Note 9 — Stockholders' Equity* — *Class A Common Stock Issued to the Advisor In Lieu of Cash.*

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

Professional Fees and Other Reimbursements

The Company pays directly or reimburses the Advisor monthly in arrears, for all the expenses paid or incurred by the Advisor or its affiliates in connection with the services it provides to the Company under the Advisory Agreement, subject to the following limitations:

• With respect to administrative and overhead expenses of the Advisor, including administrative and overhead expenses of all employees of the Advisor or its affiliates directly or indirectly involved in the performance of services but not including their salaries, wages, and benefits, these costs may not exceed in any fiscal year,

(i) $0.4 million, or

(ii) if the Asset Cost (as defined in the Advisory Agreement) as of the last day of the fiscal quarter immediately preceding the month is equal to or greater than $1.25 billion, (x) the Asset Cost as of the last day of the fiscal quarter multiplied by (y) 0.10%.

• With respect to the salaries, wages, and benefits of all employees of the Advisor or its affiliates directly or indirectly involved in the performance of services (including the Company's executive officers), these amounts must be comparable to market rates and reimbursements may not exceed, in any fiscal year,

(i) $3.0 million ($2.6 million before the three months ended March 31, 2024), or

(ii) if the Asset Cost as of the last day of the fiscal year is equal to or greater than $1.25 billion, (x) the Asset Cost as of the last day of the fiscal year multiplied by (y) 0.30%.

Professional fees and other reimbursement include reimbursements to the Advisor for administrative, overhead and personnel services, which are subject to the limits noted above, as well as costs associated with directors and officers insurance which are not subject to those limits.

Professional fees and other reimbursements for the years ended December 31, 2025, 2024, and 2023 were $4.1 million, $4.4 million and $4.4 million, respectively. These amounts include reimbursements to the Advisor for administrative, overhead and personnel services, which are subject to the limits noted above, as well as costs associated with directors and officers insurance which are not subject to those limits.

In March 2024, the Company and the Advisor amended the Advisory Agreement to increase the limit of incurred costs from the salaries, wages, and benefits of all employees of the Advisor or its affiliates directly or indirectly involved in the performance of services (including the Company's executive officers) from $2.6 million to $3.0 million, and to allow the Advisor to elect to receive any expense reimbursement amounts pursuant to the Advisory Agreement in cash, OP Units, shares of the Company's common stock, or any combination thereof. The Company paid its professional fees to the Advisor with cash during the year ended December 31, 2025, 2024, and 2023, except such periods as discussed in *Note 9 — Stockholders' Equity — Class A Common Stock Issued to the Advisor In Lieu of Cash*.

Notes Payable to Related Parties

Pursuant to the terms of a promissory note executed during the three months ended June 30, 2024 between the Company and the Advisor, the Company borrowed $0.15 million from the Advisor for working capital needs. The Company recorded this borrowing as a note payable to related parties as of June 30, 2024 on the Company's consolidated balance sheet. The promissory note bore interest at an annual rate of 9.39% and would have been callable on or after September 26, 2024. In July 2024, the Company fully repaid the promissory note with cash on hand including interest, which was immaterial. Amounts repaid under the promissory note may not be reborrowed.

Additionally, pursuant to the terms of a promissory note executed during the three months ended September 30, 2024 between the Company and the Advisor, the Company borrowed $0.6 million from the Advisor for working capital needs. The Company recorded this borrowing as a note payable to related parties as of September 30, 2024 on the Company's consolidated balance sheet. The promissory note bore interest at an annual rate of 8.63% and would have been callable on or after December 29, 2024. Amounts repaid under the promissory note may not be reborrowed. During the fourth quarter of 2024, the Company repaid all amounts outstanding under this promissory note with the Advisor with cash on hand including interest, which was immaterial.

Pursuant to the terms of a promissory note executed during the three months ended December 31, 2025 between the Company and the Advisor, the Company borrowed $0.7 million from the Advisor for working capital needs. The Company recorded this borrowing as a note payable to related parties as of December 31, 2025 on the Company's consolidated balance

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

sheet. The promissory note bore interest at an annual rate of 7.67% and would have been callable on or after June 30, 2026. Amounts repaid under the promissory note may not be reborrowed. During the first quarter of 2026, the Company repaid all amounts outstanding under this promissory note with the Advisor with cash on hand including interest, which was immaterial.

Summary of Fees, Expenses and Related Payables

The following table details amounts incurred, waived and payable in connection with the Company's operations-related services described above as of and for the periods presented:

(In thousands)	Year Ended December 31,			Payable (Receivable) December 31,	
	2025	2024	2023	2025	2024
	Incurred	Incurred	Incurred		
Ongoing fees:					
Asset and property management fees to related parties [1]	$ 7,281	$ 7,751	$ 7,680	$ (280)	$ 317
Professional fees and other reimbursements [2]	4,122	4,351	4,352	—	—
Total related party operation fees and reimbursements	$ 11,403	$ 12,102	$ 12,032	$ (280)	$ 317

————

(1) During the year ended December 31, 2025, there were no shares of the Company's Class A common stock paid for the management fee. During the year ended December 31, 2024, approximately $1.2 million was paid with shares of the Company's Class A common stock for the management fee, of which $1.0 million was related to AM Fees and $0.2 million was related to PM Fees. During the year ended December 31, 2023, approximately $0.5 million was paid with shares of the Company's Class A common stock for the management fee.

(2) Amounts for the year ended December 31, 2025, 2024 and 2023, respectively, are included in general and administrative expenses in the consolidated statements of operations and comprehensive loss, of which $0.4 million was paid with shares of the Company's Class A common stock for the years ended December 31, 2024 and 2023.

Termination Fees Payable to the Advisor

The Advisory Agreement requires the Company to pay a termination fee to the Advisor in the event the Advisory Agreement is terminated prior to the expiration of the initial term in certain limited scenarios. The termination fee will be payable to the Advisor if either the Company or the Advisor exercises the right to terminate the Advisory Agreement in connection with the consummation of the first change of control (as defined in the Advisory Agreement). The termination fee is equal to $15 million plus an amount equal to the product of: (i) three (if the termination was effective on or prior to June 30, 2020) or (ii) four (if the termination is effective after June 30, 2020), multiplied by applicable Subject Fees (defined below).

The "Subject Fees" are equal to the product of 12 and the actual base management fee for the month immediately prior to the month in which the Advisory Agreement is terminated, plus the product of four and the actual variable management fee for the quarter immediately prior to the quarter in which the Advisory Agreement is terminated, plus without duplication, the annual increase in the base management fee resulting from the cumulative net proceeds of any equity issued by the Company and its subsidiaries in respect of the fiscal quarter immediately prior to the fiscal quarter in which the Advisory Agreement is terminated.

In connection with the termination or expiration of the Advisory Agreement, the Advisor will be entitled to receive (in addition to any termination fee) all amounts then accrued and owing to the Advisor, including an amount equal to then-present fair market value of its shares of the Company's Class A common stock and interest in the OP.

Note 12 — Economic Dependency

Under various agreements, the Company has engaged or will engage the Advisor, its affiliates and entities under common control with the Advisor to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, as well as other administrative responsibilities for the Company including accounting services, transaction management services and investor relations.

As a result of these relationships, the Company is dependent upon the Advisor and its affiliates. In the event that the Advisor and its affiliates are unable to provide the Company with the respective services, the Company will be required to find alternative providers of these services.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

Note 13 — Equity-Based Compensation

Equity Plans

Restricted Share Plan

Prior to the Listing, the Company had an employee and director incentive restricted share plan (as amended, the "RSP"). The RSP provided for the automatic grant of the number of restricted shares equal to $30,000 divided by the then-current Estimated Per-Share NAV, which were made without any further approval by the Company's board of directors or the stockholders, after initial election to the board of directors and after each annual stockholder meeting, with such restricted shares vesting annually over a five-year period following the grant date in increments of 20.0% per annum. The RSP also provided the Company with the ability to grant awards of restricted shares to the Company's board of directors, officers and employees (if the Company ever has employees), employees of the Advisor and its affiliates, employees of entities that provide services to the Company, directors of the Advisor or of entities that provide services to the Company, certain consultants to the Company and the Advisor and its affiliates or to entities that provide services to the Company.

2020 Equity Plan

Effective at the Listing, the Company's independent directors approved an equity plan for the Advisor (the "Advisor Plan") and an equity plan for individuals (the "Individual Plan" and together with the Advisor Plan, the "2020 Equity Plan"). The Advisor Plan is substantially similar to the Individual Plan, except with respect to the eligible participants. Awards under the Individual Plan is open to the Company's directors, officers and employees (if the Company ever has employees), employees, officers and directors of the Advisor and as a general matter, employees of affiliates of the Advisor that provide services to the Company. Awards under the Advisor Plan may only be granted to the Advisor and its affiliates (including any person to whom the Advisor subcontracts substantially all of responsibility for directing or performing the day-to-day business affairs of the Company).

The 2020 Equity Plan succeeded and replaced the existing RSP. Following the effectiveness of the 2020 Equity Plan at the Listing, no further awards have been or will be granted under the RSP; provided, however, any outstanding awards under the RSP, such as unvested restricted shares held by the Company's independent directors, will remain in effect in accordance with their terms and the terms of the RSP, until all those awards are exercised, settled, forfeited, canceled, expired or otherwise terminated. The Company accounts for forfeitures when they occur. While the RSP provided only for awards of restricted shares, the 2020 Equity Plan has been expanded to also permit awards of restricted stock units, stock options, stock appreciation rights, stock awards, LTIP Units and other equity awards. In addition, the 2020 Equity Plan eliminates the "automatic grant" provisions of the RSP that dictated the terms and amount of the annual award of restricted shares to independent directors. Going forward, grants to independent directors will be made in accordance with the Company's new director compensation program, as described below under "—Director Compensation." The 2020 Equity Plan has a term of 10 years, expiring August 18, 2030. The number of shares of the Company's capital stock that may be issued or subject to awards under the 2020 Equity Plan, in the aggregate, is equal to 20.0% of the Company's outstanding shares of Class A common stock on a fully diluted basis at any time. Shares subject to awards under the Individual Plan reduce the number of shares available for awards under the Advisor Plan on a one-for-one basis and vice versa.

Director Compensation

Effective on the Listing Date, the Company's independent directors approved a change to the Company's director compensation program. Starting with the annual award of restricted shares to be made in connection with the Company's 2021 annual meeting of stockholders, the amount of the annual award will be increased from $30,000 to $65,000. No other changes were made to the Company's director compensation program.

Restricted Shares

Restricted share awards entitle the recipient to receive shares of common stock from the Company under terms that provide for vesting over a specified period of time. Restricted shares may not, in general, be sold or otherwise transferred until restrictions are removed and the shares have vested. Holders of restricted shares receive cash dividends on the same basis as dividends paid on shares of common stock, if any, prior to the time that the restrictions on the restricted shares have lapsed and thereafter. Any dividends payable in shares of common stock are subject to the same restrictions as the underlying restricted shares.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

In March 2022, the compensation committee delegated authority to the Company's chief executive officer to award up to 25,000 restricted shares (adjusted for the Reverse Stock Split) to employees of the Advisor or its affiliates who are involved in providing services to the Company, including the Company's chief financial officer, subject to certain limits and restrictions imposed by the compensation committee. The compensation committee remains responsible for approving and administering all grants of awards to the Company's chief financial officer or any other executive officer of the Company, including any award of restricted shares recommended by the Company's chief executive officer. No awards under the 2020 Equity Plan may be made pursuant to this delegation of authority to anyone who is also a partner, member or equity owner of the parent of the Advisor.

Restricted share awards that have been granted to the Company's directors provide for accelerated vesting of the portion of the unvested restricted shares scheduled to vest in the year of the recipient's voluntary termination or the failure to be re-elected to the Company's board of directors.

In the quarter ended March 31, 2023, the Company issued 2,038 restricted shares (adjusted for the Reverse Stock Split) to a member of the Company's board of directors. During the quarter ended June 30, 2023 the Company issued 13 restricted shares to an employee of the advisor and its affiliates. In the quarter ended September 30, 2023, the Company issued 24,042 issued to the Company's the board of directors as part of the annual award of restricted shares by the Company to the board of directors. These restricted shares issued to the board of directors will vest in 20% increments on each of the first five anniversaries of the respective grant dates. Also, during the year ended December 31, 2023, several former employees of the advisor that were terminated, and as defined in the award agreement, forfeited a total 2,792 restricted shares. In October of 2023, the Company granted 10,139 restricted shares to employees of the Advisor. The restricted shares granted to employees of the Advisor will vest in 25% increments on each of the first four anniversaries of the grant date.

In the quarter ended March 31, 2024, three former employees of the Advisor terminated their employment, and as defined in the award agreement, forfeited a total of 953 restricted shares.

During the quarter ended June 30, 2024, the Company issued 48,500 restricted shares to employees of the Advisor. The restricted shares granted to employees of the Advisor will vest in 25% increments on each of the first four anniversaries of the grant date. In addition, during the quarter ended June 30, 2024, the Company issued 10,000 restricted shares to the Company's CEO and 4,375 restricted shares to the Company's CFO. The restricted shares granted to the CEO and CFO of the Advisor will vest in 25% increments on each of the first four anniversaries of the grant date. Also, during the quarter ended June 30, 2024, the Company issued 1,619 fully vested restricted shares to an employee who previously terminated their employment, as part of a termination agreement

During the quarter ended September 30, 2024, the Company issued 21,216 restricted shares as part of the annual award by the Company to the Company's board of directors. These restricted shares issued to the board of directors will vest in 20% increments on each of the first five anniversaries of the respective grant dates.

During the quarter ended June 30, 2025, the Company issued 17,427 restricted shares to employees of the Advisor. The restricted shares granted to employees of the Advisor will vest in 25% increments on each of the first four anniversaries of the grant date. In addition, during the quarter ended June 30, 2025, the Company issued 20,000 restricted shares to the Company's CEO and 6,000 restricted shares to the Company's CFO. The restricted shares granted to the CEO and CFO of the Advisor will vest in 25% increments on each of the first four anniversaries of the grant date.

During the quarter ended June 30, 2025, the Company issued 19,998 restricted shares as part of the annual award by the Company to the Company's board of directors. These restricted shares issued to the board of directors will vest in 25% increments on each of the first four anniversaries of the respective grant dates.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

The following table displays restricted share award activity during the years ended December 31, 2025, 2024 and 2023 and has been retroactively adjusted for the Reverse Stock Split:

	Number of Restricted Shares	Weighted-Average Issue Price
Unvested, December 31, 2023	36,198	29.37
Granted	85,710	8.73
Vested	(19,758)	15.84
Forfeitures	(953)	65.86
Unvested, December 31, 2024	101,197	14.19
Granted	63,425	11.35
Vested	(28,449)	9.28
Forfeitures	—	—
Unvested, December 31, 2025	136,173	13.89

————

As of December 31, 2025, the Company had $0.7 million of unrecognized compensation cost, respectively, related to unvested restricted share awards granted and the cost is expected to be recognized over a weighted-average period of 2.4 years. Restricted share awards are expensed in accordance with the service period required. Compensation expense related to restricted share awards was approximately $0.4 million, $0.4 million and $0.6 million for the years ended December 31, 2025, 2024 and 2023, respectively. Compensation expense related to restricted share awards is recorded as general and administrative expense in the accompanying consolidated statements of operations and comprehensive loss.

Note 14 — Income and Other Taxes

On December 30, 2022, the Company announced that it was changing its business strategy by expanding the scope of the assets and businesses the Company may own and operate. By investing in other asset types, the Company may generate income that does not otherwise constitute income that qualifies for purposes of qualifying as a REIT. As a result, on January 9, 2023, the Company's board of directors authorized revocation of the Company's REIT election which became effective as of January 1, 2023. Historically, effective with the taxable year ended December 31, 2014 through the taxable year ended December 31, 2022, the Company had elected to be taxed as a REIT. As a REIT, the Company was allowed a special deduction for dividends paid. As a corporation, the Company expects to pays a capital base tax in NYC of $0.3 million for the year ended December 31 2025, which is included in general and administrative expenses.

As of December 31, 2025, the Company had no material uncertain tax positions. The taxable years subsequent to and including December 31, 2020 remain open to examination by the major taxing jurisdictions to which the Company is subject.

The following is a breakdown of income/loss from continuing operations before the provision for income tax, for the year ended December 31, 2025:

	Year Ended December 31,
(In thousands)	**2025**
Pre-tax loss	
U.S. Federal	$ (21,194)
Total	$ (21,194)

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

The provision for income taxes consists of federal and state income taxes. The components of income tax expense (benefit) for the year ended December 31, 2025 are as follows:

(In thousands)		As of December 31, 2025
Current		
U.S. Federal	$	—
U.S. State		—
Total current provision		—
Deferred		
U.S. Federal	$	(4,435)
U.S. State		(2,169)
Total deferred provision		(6,604)
Change in Valuation Allowance		6,604
Total provision for income taxes	$	—

As a REIT, the Company had deferred tax items, however, due to the Company's prior intent and ability to maintain REIT status, they were reflected an effective tax rate of zero upon their future reversal. Because the Company revoked its REIT election as of January 1, 2023, the future reversal of these temporary differences will occur as a taxable corporation at full rates. Accordingly, the tax effects of temporary difference that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2025 and 2024 are presented below:

(In thousands)		As of December 31,		
		2025		2024
Deferred Tax Assets:				
Depreciation and amortization	$	73,899	$	49,810
Receivership asset		(32,379)		—
Deferred leasing costs		—		—
Restricted stock awards and 2020 OPP		76		139
Deferred revenue		655		951
Operating lease liabilities		—		17,071
Net operating loss carryforwards		105,266		92,238
Other		117		95
Total deferred tax assets		147,634		160,304
Deferred Tax Liabilities:				
Straight-line rent		4,821		7,210
Operating leases right-to-use assets		—		17,047
Total deferred tax liabilities		4,821		24,257
Net deferred tax assets before valuation allowance		142,813		136,047
Valuation allowance		(142,813)		(136,047)
Net deferred tax assets	$	—	$	—

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

The Company is subject to U.S. federal and state corporate income taxes. As of December 31, 2025 and 2024, the Company had gross federal net operating loss carryforwards of $340.4 million and $298.8 million, respectively, and gross state net operating loss carryforwards of $328.9 million and $287.2 million, respectively, which are available to offset future U.S. federal and state taxable income, if and when it arises. Any federal net operating loss carryforwards generated before December 31, 2017 will begin to expire during 2035. A portion of the net operating loss carryforwards may be limited in their use due to certain provisions of the Code, including but not limited to Section 382, which imposes an annual limit on the amount of net operating losses and net capital loss carryforward that the Company can use to offset future taxable income.

The Company concluded that it underwent a Section 382 ownership change as defined by the Code on April 1, 2024. The Company had a net unrealized built in loss ("NUBIL") position at the ownership change date. As a result, the Company's utilization of certain tax attributes, including depreciation of acquired fixed assets, is subject to the Section 382 limitation. The Company has approximately $542 million of net tax basis remaining from acquired fixed assets capitalized between 2014 and 2024 that are subject to this limitation. The Company's net operating loss ("NOL") carryforwards of approximately $340 million include approximately $95 million and $10 million of tax losses and tax depreciation deductions, respectively, previously claimed in excess of the amount allowable under the Section 382 limitation. Accordingly, these excess deductions are treated as recognized built in losses ("RBILs") and are subject to limitation under Section 382. The RBILs are disallowed in the year of recognition but includible in the Company's NOLs for future use although limited by the Company's annual Section 382 limitation.

Because of the Company's recent operating history of taxable losses and the impacts of the COVID-19 pandemic on the results of operations, the Company is not able to conclude that it is more likely than not it will realize the future benefit of its deferred tax assets; thus the Company has provided a 100% valuation allowance as of December 31, 2025. If and when the Company believes it is more likely than not that it will recover its deferred tax assets, the Company will reverse the valuation allowance as an income tax benefit in its consolidated statements of comprehensive loss.

The following is a reconciliation of our effective income tax rate as a percentage of pre-tax income to the U.S. federal statutory rate, for the years ended December 31, 2025:

	As of December 31, 2025	
	Amount	Rate
U.S. Federal Statutory Tax Rate	$ (4,435)	21.00 %
State and Local Income Taxes (Benefits), Net of Federal Income Tax Effect	(2,169)	10.27 %
Change in Valuation Allowance related to State Taxes	2,169	(10.27)%
Change in Valuation Allowance related to Federal Taxes	4,435	(21.00)%
Effective Tax Rate (ETR)	$ —	— %

All pretax loss from continuing operations was attributable to domestic sources. State and local income taxes, net of the federal benefit, primarily reflect income taxes (benefits) incurred in New York, which represents the tax effect within this category. The differences between the Company's statutory rate and effective rate are largely a result of the Company recording a valuation allowance against its deferred tax assets including its net operating loss carryforwards. The Company expects that its future effective tax rate will be determined in a similar manner.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

Note 15 — Net Loss Per Share

The following is a summary of the basic and diluted net loss per share computation for the periods presented and has been retroactively adjusted to reflect the Reverse Stock Split:

	Year Ended December 31,		
(In thousands, except share and per share data)	**2025**	**2024**	**2023**
Net loss and Net loss attributable to common stockholders	$ (21,194)	$ (140,591)	$ (105,924)
Adjustments to net loss attributable to common stockholders	—	—	—
Adjusted net loss and net loss attributable to common stockholders	$ (21,194)	$ (140,591)	$ (105,924)
Basic and diluted weighted average shares outstanding	2,546,562	2,487,827	2,226,721
Basic and diluted net loss per share	$ (8.32)	$ (56.51)	$ (47.57)

Under current authoritative guidance for determining earnings per share, all unvested share-based payment awards that contain non-forfeitable rights to distributions are considered to be participating securities and therefore are included in the computation of earnings per share under the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for each class of common shares and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. The Company's unvested restricted shares, Class A Units and unearned LTIP Units contain rights to receive distributions considered to be non-forfeitable, except in certain limited circumstances, and therefore the Company applies the two-class method of computing earnings per share. The calculation of earnings per share above adjusts net loss to exclude the distributions to the unvested restricted shares, Class A Units and the unearned LTIP Units that were issued under the 2020 OPP from the numerator. On July 1, 2022, the Company suspended its policy regarding dividends paid on its Class A common stock, beginning with the dividend that would have been payable for the quarter ended June 30, 2022. Accordingly, there was no adjustment for the six month period ended December 31, 2022 relating to distributions to LTIP Units which are on paid in arrears. Accordingly, since the LTIP Units only receive distributions when the Class A common stock receives dividends there was no distributions to the LTIP Units beginning with the distribution that would have been payable for the quarter ended June 30, 2022 and quarterly periods thereafter.

Diluted net income per share assumes the conversion of all Class A common stock share equivalents into an equivalent number of shares of Class A common stock, unless the effect is anti-dilutive. The Company considers unvested restricted shares, Class A Units and unvested LTIP Units to be common share equivalents. The following table shows common share equivalents on a weighted average basis that were excluded from the calculation of diluted earnings per share as their effect would have been antidilutive for the periods presented and has been retroactively adjusted to reflect the Reverse Stock Split.

	Year Ended December 31,		
	2025	**2024**	**2023**
Unvested restricted shares [1]	119,143	74,328	29,105
LTIP Units	—	—	314,706
Total weighted-average anti-dilutive common share equivalents	119,143	74,328	343,811

————

(1) There were 136,173, 101,197, and 36,198 unvested restricted shares (adjusted for the Reverse Stock Split) outstanding as of December 31, 2025, 2024 and 2023, respectively.

If dilutive, conditionally issuable shares relating to the 2020 OPP award (see *Note 13 — Equity-Based Compensation* for additional information) would be included, as applicable, in the computation of fully diluted EPS on a weighted-average basis for the years ended December 31, 2025, 2024 and 2023 based on shares that would be issued if the applicable balance sheet date was the end of the measurement period. No LTIP Unit share equivalents were included in the computation for the years ended December 31, 2025, 2024 and 2023 because (i) no LTIP Units would have been earned based on the trading price of Class A common stock including any cumulative dividends paid (since inception of the 2020 OPP) at December 31, 2025, 2024 and 2023 and/or (ii) the Company recorded a net loss to common stockholders for all periods presented, any shares conditionally issuable under the LTIPs would be anti-dilutive.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

Note 16 — Segment Reporting

We are an externally managed company that owns a portfolio of commercial real estate located within New York City, primarily Manhattan. The Company's real estate assets consist of office properties and certain real estate assets that accompany office properties, including retail spaces and amenities. Our Chief Operating Decision Maker ("CODM"), which is our Chief Executive Officer, does not distinguish or group operations based on geography, size, type or other basis when assessing the financial performance of our properties. Our operating properties have similar economic characteristics and provide similar products and services to consumers. Accordingly, we manage and evaluate our operations as a single reportable segment based on our consolidated financial statements for financial reporting and disclosure purposes.

The CODM is responsible for overseeing our operations and making key strategic decisions, including the allocation of resources, evaluating financial performance, and determining the overall direction of our Company. The CODM receives consolidated financial and operational data to assess performance and make these decisions. Our measure of segment profit or loss is net earnings (loss). The CODM also reviews significant expenses associated with the Company's single reportable segment which are presented in the Consolidated Statements of Operations.

The CODM reviews net earnings (loss) and the relevant components thereof that are directly reflected on our Consolidated Statements of Operations. The CODM is also regularly provided the reportable segment level asset information, real estate investments, net, which is directly reflected on the Consolidated Balance Sheets. Refer to the descriptions below for further details:

- Net earnings (loss): this metric represents the total profit after accounting for all revenues, expenses and other costs. It reflects our overall financial performance and profitability. Net earnings (loss) is used by our CODM to identify underlying trends in the performance of our business and make comparisons with the financial performance of our competitors. Net earnings (loss) are reported in the Consolidated Statement of Operations and Comprehensive Income.

- Revenue from tenants: a component of net earnings (loss), this balance represents the total income derived from long-term leases with tenants. It is the primary source of revenue for us and reflects the effectiveness of our real estate portfolio in generating rental income. Revenue from tenants is reported in the Revenue section of the Consolidated Statement of Operations and Comprehensive Income.

- Total Operating Expenses: a component of net earnings (loss), operating expenses include all costs related to the maintenance and management of the properties, including property costs and general and administrative expenses. These expenses are critical to maintaining the portfolio's long-term profitability and are disclosed under the Operating Expenses section of the Consolidated Statement of Operations and Comprehensive Income.

- Real Estate Investments, net: this total represents the value of properties that we actively use to generate rental income. It is a core asset-based metric and a key driver of our long-term growth. Managing real estate held for use is essential for value appreciation and strategic portfolio management, which enables us to make informed decisions regarding acquisitions, divestitures, and overall asset allocation to support sustainable growth and are disclosed under the Real Estate section of the Consolidated Balance Sheets.

Note 17 — Subsequent Events

The Company has evaluated subsequent events through the filing of this Annual Report on Form 10-K and determined that there have not been any events that have occurred that would require adjustments to disclosures in the consolidated financial statements other than the following:

January and February Debt Service Payments

The debt service payments for the months of January and February under the non-recourse mortgages secured by the 400 E. 67th Street/200 Riverside Blvd. properties were not made in full by the rental income from the applicable property collected in the cash management accounts under control of the applicable lender.

400 E. 67th Street / 200 Riverside Blvd. Litigation

See the disclosure with respect to the foreclosure litigation initiated as a result of alleged defaults under the loan agreement governing the indebtedness secured by our 400 E. 67th Street / 200 Riverside Blvd. properties set forth in *Note 5 — Mortgage Notes Payable, Net*— Debt Covenant Non-Compliance, Cash Sweep Events, Notices of Defaults and of Acceleration and Foreclosure Litigation.

AMERICAN STRATEGIC INVESTMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

123 William Street Payment Plan with New York City Department of Finance

See the disclosure with respect to the 123 William Street payment plan with the New York Department of Finance set forth in *Note 10 — Commitments and Contingencies*.

Notes Payable to Related Parties

On March 31, 2026, the Company borrowed $1.1 million from its Advisor under a promissory note bearing 7.67% annual interest, callable on or after June 30, 2026. The note was non-revolving. On April 3, 2026, the Company repaid the note in full, including interest, using cash on hand.

AMERICAN STRATEGIC INVESTMENT CO.

REAL ESTATE AND ACCUMULATED DEPRECIATION
SCHEDULE III
DECEMBER 31, 2025
(dollar amounts in thousands)

Portfolio	State	Acquisition Date	Encumbrances at December 31, 2025	Initial Costs Land	Initial Costs Building and Improvements	Costs Capitalized Subsequent to Acquisition Building and Improvements (6)	Gross Amount at December 31, 2025 (1) (2)	Accumulated Depreciation (3) (4)
400 E. 67th Street - Laurel Condominiums (5)	NY	9/5/2014	$ 44,610	$ 10,653	$ 55,682	$ (43,541)	$ 22,794	$ 310
200 Riverside Blvd. - ICON Garage (5)	NY	9/24/2014	5,390	13,787	5,510	(11,437)	7,860	30
123 William Street	NY	3/27/2015	140,000	50,064	182,917	36,954	269,935	76,801
8713 Fifth Avenue	NY	10/17/2018	10,000	4,730	9,245	1,433	15,408	1,884
196 Orchard Street	NY	7/17/2019	51,000	55,548	24,324	(13,296)	66,576	226
Total			$ 251,000	$134,782	$ 277,678	$ (29,887)	$ 382,573	$ 79,251

_____

(1) Acquired intangible assets allocated to individual properties in the amount of $5.4 million are not reflected in the table above.

(2) The tax basis of the associated fixed assets as of December 31, 2025 was $730.6 million (unaudited).

(3) The accumulated depreciation column excludes $1.3 million of amortization associated with acquired intangible assets.

(4) Each of the properties has a depreciable life of: 40 years for buildings, 15 years for land improvements and five to seven years for fixtures.

(5) This property has been impaired as of December 31, 2025. For additional information, please see *Note 4 — Real Estate Investments* — *Assets Held for Use.*

(6) Negative balances for buildings and improvements relate to impairments.

A summary of activity for real estate and accumulated depreciation for the year ended December 31, 2025, 2024 and 2023:

(In thousands)		December 31, 2025		December 31, 2024		December 31, 2023
Real estate investments, at cost:(1)						
Balance at beginning of year	$	470,831	$	668,200	$	769,286
Capital expenditures		(279)		1,249		3,376
Asset Dispositions		(49,340)		(44,815)		(4,524)
Impairments		(38,633)		(99,226)		(66,320)
Write-offs		(6)		(54,577)		(33,618)
Balance at end of the year	$	382,573	$	470,831	$	668,200
Accumulated depreciation:						
Balance at beginning of year	$	77,947	$	118,252	$	131,467
Depreciation expense		10,490		14,272		20,796
Asset Disposition		(340)		—		(393)
Impairments		(8,839)		—		—
Write-offs		(7)		(54,577)		(33,618)
Balance at the end of the year	$	79,251	$	77,947	$	118,252

_____

(1) Acquired intangible assets not included in the calculation of real estate investments, at cost.